EXHIBIT 99.2

Touch Tomorrow

Telkom SA Limited Group Annual Report 2003

Telkom SA Limited Group Annual Report 2003

www.telkom.co.za

PROUDLY SOUTH AFRICAN · FOUNDER SPONSOR

Group Annual Report 2003

Our vision is to be a world-class communications group

Contents

Profile	1
Operational highlights	2
Financial highlights	3
Chairman’s statement	4
Chief executive officer’s review	6
Executive management team	10
Board of directors	13
Corporate governance	15
Human capital management	21
Safety, health and environment	29
Corporate social investment	33
Five-year review	36
Group structure	38
Operational review	39
Financial review	50
Directors’ responsibility statement	55
Company secretary’s certificate	55
Report of the independent auditors	56
Directors’ report	58
Consolidated annual financial statements	60
Company annual financial statements	126
Shareholder analysis	161
Forward-looking statements note	162
Notice of annual general meeting	163
Investor information	166
Administration	166
Proxy form	167

www.telkom.co.za

Telkom SA Limited is one of the largest companies registered in the Republic of South Africa and is the largest communications services provider on the African continent based on operating revenue and assets. We offer business, residential and payphone customers a wide range of services and products, including fixed-line voice services, fixed-line data services, and mobile communications services through our joint venture, Vodacom, a company incorporated in the Republic of South Africa.

We believe that we have a number of competitive strengths that will enable us to increase our profitability and cash flow and successfully meet competition. Our competitive strengths include our leading market position in the South African fixed-line communications market, our state-of-the-art, fully digital fixed-line network and the financial, operational and managerial expertise of our strategic equity investors, SBC Communications and Telekom Malaysia. In addition, Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels, experienced local and international shareholders and management, and potential for further expansion in sub-Saharan African countries.

Our group strategy

Our group strategic goals are to increase shareholder value by increasing profitability and cash flows, while maintaining our market leadership in the South African fixed-line and mobile communications markets. We also intend to support Vodacom’s strategy of establishing and maintaining leading positions in other sub-Saharan African mobile markets. In addition, we will seek to increase the synergies between our fixed-line business and Vodacom.

In order to achieve our goals, we intend to pursue the following strategies:

•	compete effectively in our core fixed-line markets and grow selected markets;

•	continue to reduce operating expenses and enhance capital investment efficiencies;

•	expand our integrated service offerings;

•	continue to invest in employees to foster a highly competitive corporate culture; and

•	capitalise on the growing mobile communications market through Vodacom.

Telkom SA Limited Group Annual Report 2003   1

Operational highlights

			%
for the year ended March 31	2002	2003	change

Fixed-line
Fixed access lines (thousands)	4,924	4,844	(1.6)
ISDN channels (thousands)	467	563	20.6
Prepaid customers (thousands)	708	817	15.4
Managed data network sites	5,684	7,729	36.0
Internet customers	48,995	98,690	101.4
Revenue per fixed access line (ZAR)	4,729	4,989	5.5
Fixed-line traffic (millions of minutes)	32,973	32,868	(0.3)
Full-time, fixed-line employees (excluding subsidiaries)	39,444	35,361	(10.4)

Mobile[1]
Total mobile customers (thousands)	6,863	8,647	26.0

South Africa
Mobile customers (thousands)	6,557	7,874	20.1
Mobile market share (%)	61	57	(6.6)
Average monthly revenue per customer (ZAR)	182	183	0.5
Mobile employees	3,859	3,904	1.2
Mobile customers per mobile employee	1,699	2,017	18.7

Other African countries
Mobile customers (thousands)	306	773	152.6
Mobile employees	494	502	1.6
Mobile customers per mobile employee	619	1,540	148.8

1.	100% of Vodacom

2   Telkom SA Limited Group Annual Report 2003

Financial highlights

			%
for the year ended March 31	2002	2003	change

(ZAR millions)
Operating revenue	34,197	37,600	10.0
EBITDA[1]	9,599	12,807	33.4
Operating profit	4,191	6,514	55.4
Net profit	1,221	1,630	33.5

Number of ordinary shares outstanding (millions)	557	557	—
Earnings per share (cents)	219.2	292.6	33.5

Total assets	55,208	53,154	(3.7)
Total liabilities	38,243	34,612	(9.5)
Total debt	25,401	22,417	(11.7)
Net debt	21,858	20,096	(8.1)
Capital and reserves	16,832	18,348	9.0

Cash flow from operating activities	8,171	9,748	19.3
Capital expenditure (excluding intangibles)	9,004	5,712	(36.6)

EBITDA margin (%)	28.1	34.1	21.4
Operating profit margin (%)	12.3	17.3	40.7
Net profit margin (%)	3.6	4.3	19.4
Net debt to equity (%)	129.9	109.5	(15.7)

1.	Earnings before interest, taxation, depreciation and amortisation

Telkom SA Limited Group Annual Report 2003   3

Chairman’s statement

Taking responsibility

A characteristic of great companies is the foresight and commitment to take the necessary responsibility for the role they play, particularly as public companies, in their relationships with and undertakings to all stakeholders, as vehicles for prosperity and value creation, as employers and contributors to their people and society, and as proactive champions of best practice and progress in their marketplaces.

I believe the Telkom Group has ably demonstrated such character over the past year.

Getting results

The substantive progress made in all areas of the business was reflected in our strong 2003 financial results. The Group managed to defend its core business as competition intensified by staying in touch with a rapidly evolving customer base, responding with innovative solutions and enhanced services, effecting disciplined and responsible cost-saving initiatives. This, together with a robust performance from the mobile business, saw solid growth in group revenue, operating profit and operating free cash flow.

Management have shown that they are capable of balancing a multitude of deliverables, exercising sound financial and strategic management, as required from a competitive, world-class player. The guidance of a strong and active Board, well constituted in expertise, integrity, and certainly committed and capable of protecting the interests of all our stakeholders, has strongly complemented this commercial acumen.

Nomazizi Mtshotshisa
Chairman of the Board

4   Telkom SA Limited Group Annual Report 2003

The strength of the leadership team was tested and evidenced in the defining events and significant change that characterised the year. These included the end of Telkom’s licence exclusivity, progress in the liberalisation of the domestic telecommunications market which will result in the introduction of a Second National Operator (SNO); as well as the Group’s listing on the JSE Securities Exchange (JSE) and the New York Stock Exchange (NYSE), a landmark event in Government’s privatisation programme.

It is most gratifying to note the breadth of these accomplishments, particularly in that the growth and profitability that was promised, was delivered.

The regulatory environment

Policymakers and the Regulator have made substantial progress in implementing a regulatory framework to facilitate liberalisation. Although the process of introducing the SNO has seen some delays, the process has since regained momentum with two second round bidders short-listed for final evaluation by the Independent Communications Authority of South Africa (ICASA).

While many regulatory issues have been clarified, further development is required. We will continue to constructively interact with the Regulator towards a regulatory environment that benefits the growth of the industry as a whole.

The initial public offering

On March 4, 2003, Telkom listed on the JSE and NYSE, becoming South Africa’s first Government enterprise to do so. The listing included a dedicated offer targeting historically disadvantaged individuals and groups, which broke new ground in broadening the South African shareholder base and developing a culture of share ownership among all South Africans.

Government’s focused commitment to privatisation, the efforts of all employees and the support of our advisors all contributed largely to the success of the IPO. During the registration phase 1.6 million South Africans expressed an interest in Telkom shares. The local retail offer finally attracted over 100,000 shareholders, one of the largest retail shareholder bases in the country. Government’s shareholding now sits at 39.3%, Thintana 30%, Ucingo 3% and the public 27.7%.

The listing also saw Government and Thintana enter into a new shareholders’ agreement, resulting in new Articles of Association. We also entered into a new strategic services agreement with Thintana in January 2003, in terms of which Thintana will continue to provide employees to Telkom, but a phased decrease in the number of senior Thintana representatives will be effected as appropriate.

Corporate governance

The Telkom Board, its committees and senior management are committed to ensuring that we conduct our business with exemplary integrity. Telkom has implemented a code of ethics that promotes ethical dealing with all its stakeholders, both internal and external. We also have a comprehensive employment equity policy, which includes the promotion of ethical standards, sound business practices and the principles of economic common sense.

Responsible profitability

Ongoing streamlining and the pursuit of optimal productivity are necessary to compete effectively, and sustainably, in an industry characterised by rapid technological advancement and shifting dynamics. However, we remain committed to finding new ways of balancing our commercial imperatives with those of stable employment for our people. We continue to foster good relationships with organised labour and have developed and implemented a strategy to avoid job losses and create new career opportunities for Telkom employees.

The strategy is unique in that it draws on the job creation potential of the entire technology sector through partnerships with other operators, suppliers and sector training agencies. We believe it sets the standard for sustainable job creation and retention in corporate South Africa. The strategy lives up to the spirit of both section 189 of the Labour Relations Act and the Job Security and Retrenchment Framework Agreement between Telkom and organised labour.

Empowerment and social responsibility

During the past year, our group’s Black Economic Empowerment procurement spend was approximately R6 billion. We have made meaningful progress in achieving a representative workforce. At March 31, 2003, 70% of our fixed-line employees and 78% of Vodacom employees were from designated groups being african, asian, coloured, disabled and female employees.

The Telkom Foundation, which drives our social investment initiatives, pursues a philosophy of focused empowerment and sustainable development. Key focus areas are improving the quality of education and training, and promoting mathematics, science and technology among learners. The primary focus areas of the Vodacom Foundation are education, safety and security and health. During the past year, the Group committed approximately R48 million to various initiatives, with Thintana committing a further R8 million.

Outlook

Our macro-economic outlook remains optimistic. Domestically, declining interest rates should positively impact GDP growth and levels of disposable income, boding well for the sector. The local economy’s relative buoyancy against depressed world markets looks set to continue, but sobering challenges remain in the form of poverty, unemployment and the socio-economic effects of AIDS. We will continue, through our employee and social investment initiatives, to play a proactive role in confronting these challenges.

On a group level, the performance achieved – both financial and non-financial – underpins my faith in the Group and should inspire confidence among our stakeholders that the Group has the capability to deliver real value, while balancing and protecting all their respective interests, into the future.

Acknowledgements

During the ten months I have served as Chairman, Telkom’s management has impressed me with their vision and focus. The CEO, Sizwe Nxasana, has built management into a cohesive team with talent, ability and foresight. I thank him for the exceptional work he has done. He has also done us proud by being recognised as one of South Africa’s most respected businessmen.

Finally, I extend my appreciation to all group employees who have worked with great commitment and perseverance to position the Group for a great future.

Nomazizi Mtshotshisa
Chairman of the Board

June 18, 2003

Telkom SA Limited Group Annual Report 2003   5

Chief executive officer’s review

Touching tomorrow

It has been a remarkable year for the Telkom Group. While the year may have been dominated by our IPO, we also took significant strides in all areas of our business towards the realisation of our overarching objective: to be an integrated, world-class communications group, proudly South African, that provides a gateway for Africa’s advance in the global marketplace; and an opportunity for shareholders to invest in our vision and our ability to realise it, and see value returned.

Our listing on the JSE Securities Exchange and the New York Stock Exchange represents a significant landmark in a process that began in 1995, with Government’s announcement of a framework for the restructuring of state assets. Subsequently, the preparations for the IPO, as well as the realities and opportunities of a liberalising domestic market and the planned introduction of a Second National Operator, has necessitated rigorous scrutiny of our business.

As we move forward beyond the milestone of listing, we do so with a sharpened focus, a more competitive mindset and greater agility. The competence we have displayed in the past year, evidenced by our achievements across the business, should deservedly evoke a sense among everyone in the Group that if we maintain this level of commitment to continuing improvement into the future, we are more than capable of delivering our strategy and accelerating our advance towards our ultimate objective: that we can touch tomorrow, with confidence.

Sizwe Nxasana
Chief Executive Officer

6   Telkom SA Limited Group Annual Report 2003

A focused strategy

Our strategy for the Group is focused on improving returns to shareholders. We have undertaken to maximise shareholder value by increasing profitability and cash flows, reducing indebtedness and reinstating dividends, while maintaining our leading market positions in both our fixed-line and mobile segments.

This requires that we:

•	compete effectively by growing selected markets and maximising network capacity;

•	expand integrated service offerings by developing new and better products in fixed-line and with Vodacom;

•	continue to enhance operational and capital efficiencies through targeted and responsible cost savings and capital expenditure efficiencies; and

•	boost employee performance by realigning targets to deliver customer and shareholder value, as opposed to meeting licence obligations, and implementing effective mechanisms to entrench a strong performance-driven competitive culture.

A remarkable year

Despite the demands of delivering the IPO in the past year, we stretched ourselves like never before to deliver on our strategy. Telkom and Vodacom employees remained entirely focused on their targets and both our fixed-line and mobile businesses delivered solid returns.

In a drive to protect and diversify core revenues, we continued to strengthen our competitive positioning in the fixed-line business. Significant improvements in customer service delivery were achieved. Strong growth in our fixed-line data and prepaid services demonstrated our ability to penetrate new market areas with innovative, value-added offerings at competitive prices. We balanced the strategic imperatives of unwavering customer focus with improved operational and capital efficiency. Investment in the development and upskilling of our people, and ongoing investment in the evolution of our network to, in turn, support a sustained ability to innovate and continually refresh our service offerings.

Vodacom held its position as the country’s leading mobile operator and benefited from continuing strong customer growth and focused cost savings to deliver record financial results. The balance that management achieved between market share and profitability contributed in large measure to this excellent performance. Vodacom’s careful expansion strategy into other African countries saw market share consolidation and growth in Tanzania and the Democratic Republic of the Congo and has strengthened Vodacom’s position for further expansion in Africa.

In line with our strategy to capitalise on the opportunities afforded by integrated service offerings and other potential synergies, the year saw the formalisation of working-level relationships with Vodacom. Senior capacity has been created and mandated to drive this important area of our development, as we evolve our strategy to stay relevant in the rapid current of imminent technologies and escalating customer expectations.

Our collective achievements were buoyed by the local economy’s show of resilience in the face of depressed global markets and a particularly gloomy telecoms sector. Although the local communications market remained challenging, we met and exceeded our targets and were able to increase group revenues by 10.0% to R37.6 billion, and operating profit by 55.4% to R6.5 billion. Operating margins expanded to 17.3% in 2003 from 12.3% in 2002. Our commitment to maximising cash flow from operations saw a 33.4% increase in earnings before interest, taxation, depreciation and amortisation (EBITDA) to R12.8 billion.

Net cash from operating activities was R9.7 billion, which fully covered our cash requirements for group capital expenditure and allowed us to pay down debt. Group capital expenditure, excluding intangibles, reduced by 36.6% to R5.7 billion in the year to March 31, 2003, representing 15.2% of revenues. During the year ended March 2003, the Group’s net cash repayment of debt was R2.9 billion.

Winning and keeping the customer

In the face of intensifying competition both from mobile and fixed-line operators, sustaining our leadership positions in both our businesses and driving profitable growth in new market areas is contingent on keeping our business aligned to one overriding priority: the customer; whether corporate or global, medium or small businesses, or the individual consumer. Whether their needs are better served by a fixed-line offering or more suited to mobile, or require the best of both worlds, the Group undertakes to service those needs effectively, efficiently and consistently, to win customers onto our networks and keep them there.

It is integral that we remain efficient to maximise the profitability of our hard-won customer relationships. We must carefully balance the cost of acquiring new customers with profitability, and the provision of high-quality service with the cost of providing and constantly improving those services. We must achieve efficiency benefits that are ultimately shared with customers through sustained price competitiveness and value added offerings.

The year under review saw a determined effort to achieve these delicate balances in both our businesses.

Improving the customer experience

In the fixed-line business, significant progress was made in raising customer service levels by improving our interface with customers, increasing their access to services and striving for uncompromising reliability.

We continued to expand and refine our tailored customer care initiatives and configure our service infrastructure to give customers access to support services and key people to suit their requirements. The first of our new generation customer service branches were opened in October 2002 to function as retail outlets with an emphasis on enquiry and sales services.

We added to our range of internet-based customer care tools for business customers, introduced three value-added voice packages and internet packages in the residential fixed-line market and enhanced our prepaid offering significantly, which grew our customer base and reduced disconnection rates. Currently, we have 816,749 prepaid customers, an increase of 15.4% from 707,881 in the previous year.

We understand that reliability is critical to the competitive differentiation of our fixed-line offering. To convince our customers of our commitment to this imperative, we have strengthened service level agreements on a number of existing data communications products for global, corporate and medium business customers, contributing to the 15.2% growth in fixed-line data services.

During the year ended March 31, 2003, key indicators showed a considerable improvement in service levels:

•	the mean time to repair corporate voice services improved by 50% to 7 hours;

•	the mean time to install ISDN (Integrated Services Digital Network) services improved by 52% to 15 days; and

•	the mean time to install corporate voice services improved by 87% to 0.4 days.

Over the past five years, we have also made significant progress in rebalancing fixed-line tariffs

Telkom SA Limited Group Annual Report 2003   7

Chief executive officer’s review continued

to avoid the need for further adjustments in the face of new competition. While we are confident that our tariffs are competitive, not only in South Africa but also against our international peers, research conducted among our customer base indicated that awareness of our pricing structure was low. The past year saw good inroads in our efforts to educate the market and raise this awareness.

As we build on these achievements in the year ahead, we will continue to promote and deliver price and reliability as the clear competitive advantages of the fixed-line offering.

In the mobile business, the past few years have seen Vodacom’s steady transition into a wholly customer-centric organisation, based on a substantive understanding of the needs of the mobile customer. Vodacom’s customer care and customer relationship management initiatives reflect innovative responses to servicing those needs better all the time and afford powerful differentiation in the marketplace.

These factors enabled Vodacom to grow its total customer base by 26.0% to 8.6 million customers, adding a record number of 3.5 million gross connections in South Africa. In Vodacom’s African operations, market share in Tanzania steadied to an estimated 53%, and in the Congo market share grew to 44% from 9%.

Vodacom’s extensive customer base is vulnerable to the impact of churn. To mitigate this in the more developed contract market with its high costs of acquisition, Vodacom successfully implemented upgrade and retention policies to decrease contract churn from 14.5% in 2002 to 11.9% in 2003. In contrast, the developing prepaid market, where customer growth is strongest, is characterised by low acquisition costs but requires the flexibility to enable this market segment to access services when income permits. In line with this dynamic, prepaid churn can be expected to run at higher levels. In 2003, prepaid churn was at 34.0%, up from 30.1% in 2002.

These achievements in both fixed-line and mobile further enable the Group to leverage its strengths to maximise the capacity of its networks by offering top quality customer service and care, and compelling price advantages. Greater targeted integration between the fixed-line and mobile businesses will strengthen our ability to offer future innovative, bundled products in step with the growing sophistication of the African market.

Innovation as standard

While tight economic conditions in some market segments have stemmed growth in our postpaid fixed-line business, we have continued to realise opportunities in new growth areas. Strong performances in prepaid, ISDN and data lines give cause for confidence in our ability to defend and grow our fixed-line revenue going forward.

We launched our Asymmetrical Digital Subscriber Line (ADSL) service in August 2002, providing broadband access to residential and small business. To complement the service, we are commissioning a satellite hub station and VSAT terminals to establish a broadband satellite-based network for high-speed internet access in areas where ADSL is unavailable.

Our wholesale revenue continues to benefit from strong mobile growth as all mobile traffic between base stations is carried on our fixed-line network. During the past year, mobile leased facilities revenue grew by 21.2% to more than R1 billion. This yields further benefits as we increase network capacity utilisation and capitalise on our ongoing investment in maintaining a world-class network infrastructure.

Vodacom continues to innovate and benefit from expanding data services and in October 2002, “Mylife” was launched, offering 24-hour internet access, photo messaging and unlimited text messaging through the use of General Packet Radio Service (GPRS) and Multimedia Messaging Service (MMS) technologies. Vodacom’s mobile data revenue increased 45.3% to R581 million, largely driven by its exploitation of the rise in the Short Messaging Service (SMS) trend, clocking 1.5 billion SMS transmissions on its network in 2003, up 64.7% from 2002.

Striving for optimal efficiency

We have undertaken a focused course of action to boost the performance and raise the overall efficiency of our fixed-line business, without eroding our ability to completely satisfy our customers.

Employee-related expenses form a significant component of our fixed-line operating expenses. In 2003, the number of fixed-line employees, excluding subsidiaries, declined by 10.4% from 39,444 to 35,361. During the past four years, 35% of employee losses were due to natural attrition, 30% took voluntary severance packages, 18% opted for early retirement and 11% can be attributed to outsourcing. Contrary to criticism levelled at Telkom in this regard, involuntary retrenchment accounted for only 6% of the total reduction.

We will continue to streamline our operating base, which will involve further headcount reduction over the next five years. This will be done responsibly, taking into account the parameters and prescriptions of the Job Security and Retrenchment Framework Agreement, and will be supported by a strategy to avoid job losses and create new career opportunities. Testament of our commitment to this approach has been the launch of The Agency for Career Opportunities, which provides a centralised vehicle for this strategy. This initiative has been welcomed by Government and labour and provides a blueprint for best practice in sustainable job creation and retention in corporate South Africa.

In addition to containing fixed-line employee expenses, we continued to improve our bad debt expenses to less than 2% of revenue, controlled our outsourcing contract expenses and reduced materials and maintenance costs by 7.7%.

Although Vodacom faced increased competition and a continued change in traffic patterns resulting in increased interconnection costs that eroded margins, they succeeded in containing significant margin erosion through ongoing productivity improvements. Vodacom increased its South African customers per employee measure by 18.7% to 2,017.

The balance struck between capital discipline, improving service levels and pursuing new growth allowed for a significant reduction in capital expenditure. In the period under review, group capital expenditure reduced 36.6% to R5.7 billion, with a 42.4% reduction in fixed-line capital expenditure to R4.0 billion. Investment in growth areas was not affected by this reduction with the growth in prepaid, data and mobile leased facilities adequately supported. While it is possible to reduce our long-term capital expenditure, we must emphasise that it remains critical for the long-term sustainability of any telecommunications company to continue to evolve its network to accommodate the appropriate deployment of efficient new technologies in the service of its customers.

Creating a culture of competitiveness and savings

I began this review noting my pride in the efforts of our people in delivering an outstanding performance this year. The management team are delighted by the willingness our employees have shown to embrace significant change, and to rise to the challenge of competing more aggressively. The many strategic demands that my report highlights and the collective effort required to deliver them successfully into the future, remain contingent on testing this willingness further, pushing ourselves even harder to entrench a culture informed by a keen competitive mindset and a disciplined, efficient approach.

8   Telkom SA Limited Group Annual Report 2003

Our investment in our fixed-line employees is directed towards defined, focused internal change programmes. These impact the appropriate areas to afford the sustainable differentiation that comes with a strong corporate culture properly aligned to business deliverables. A new initiative in our people development strategy, the Targeted Development Initiative, was launched during the year to provide an accelerated development programme to enhance our technical skills base in the future, especially among female and black employees.

Our culture change initiative is an ongoing process. The aim of our “Victory through a Competitive Mindset” programme is to instil in employees the need to adopt and practice world-class standards and behaviour. While the primary goal is to increase overall competitiveness and foster a customer-focused mindset, a prerequisite of sustainable development is that all relationships with stakeholders are built on trust, and as such the programme also emphasises the importance of transparency, integrity and ethics.

Cost containment has also been a major objective. In October 2002, we launched a project aimed at stimulating expenditure awareness and promoting best practices to drive down costs, reduce wastages and improve overall efficiencies. While we exceeded our financial target of achieving R537 million in operational savings by March 2003; the project’s longer-term objective is to entrench strict financial management and responsibility.

The most loved brand

The Markinor/Sunday Times Top Brands survey provides businesses, investors and the public with a brand health measurement, taking into account brand awareness, trust and confidence levels, and customer loyalty. The most loved company category was introduced for the first time in 2002, aimed specifically at homegrown brands. Since 1993 we have steadily improved our rating and in the past year we emerged as the most loved South African brand. We also retained our rating as the second most admired company after Coca-Cola, a position we have maintained since 1999. Our brand status reflects both the public’s appreciation of the improved quality of life we have brought to millions of South Africans, and a gratifying acknowledgement of the widespread improvements steadily made across our business over the past five years.

Outlook

As we move into the future, we move from a strong base.

We are the leading communications service provider in South Africa in fixed-line and in mobile, with powerful, well recognised brands. We have state-of-the-art networks providing platforms for ongoing innovation and the introduction of new value-added voice and data products and services.

We have experienced management teams in place and in both our businesses we continue to benefit from the expertise of our strategic equity partners, namely SBC Communications, Telekom Malaysia, Vodafone and VenFin.

Wide-reaching efforts to achieve greater operational and capital efficiencies are yielding results and we are well placed to increase profitability and maximise cash flows to continue reducing debt.

All things considered, we believe that our ability to compete is stronger than ever before and we welcome the chance to measure ourselves against new competitors. Quality competition can only benefit all market players by growing the size of the overall market, as has been the case with the introduction of the third mobile operator.

Looking at market prospects for the year ahead, we believe that the relative resilience of the local economy, underpinned by sound macro-economic fundamentals and disciplined fiscal governance, should continue despite persistent weakness in global markets. The downside for the local economy, however, remains in the form of HIV/AIDS, high levels of unemployment and crime, and the slow advance of a vibrant, broad-based middle class in South Africa.

We believe the certainty and definition given to local sector policy and the ensuing liberalisation of the regulatory environment holds significant benefit for Telkom in the year ahead, allowing us to pursue a strong combination of convergent fixed-line, mobile and data opportunities, and give substance to our undertaking to harness synergies with Vodacom. We will continue to interact with the Regulator in a consistent and constructive manner to facilitate a solid, ongoing relationship towards a mature regulatory environment that benefits the growth of the industry as a whole.

I would like to conclude by thanking our equity and debt investors for the confidence they have placed in us. I assure you of our passion, dedication and synergy in the delivery of our strategic objectives.

I believe you can share our confidence and excitement for the future.

Sizwe Nxasana
Chief Executive Officer

June 18, 2003

Telkom SA Limited Group Annual Report 2003   9

10   Telkom SA Limited Group Annual Report 2003

1. Sizwe Nxasana (45)
Chief Executive Officer

Sizwe Nxasana was appointed Chief Executive Officer in April 1998. Prior to joining Telkom he was the national managing partner for Nkonki Sizwe Ntsaluba Inc from June 1996 to March 1998. He is a member of the Income Tax Special Court and a director of Vodacom Group (Proprietary) Limited, Chairman of Telkom Directory Services (Proprietary) Limited, Chairman of the Telkom Foundation, and Chairman of the South African Revenue Service Audit Committee. He is also a director of Business Against Crime – South Africa (association incorporated in terms of section 21), Zenex 1995 Trust and Zenex Foundation. He holds a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor of Accounting Science (Honours) degree from the University of South Africa and is a Chartered Accountant (South Africa).

2. Shawn McKenzie (44)
Chief Operating Officer

Shawn McKenzie was appointed Chief Operating Officer in July 2002. Prior to joining Telkom he was the president – Texas, Southwestern Bell Telephone Company, a subsidiary of SBC Communications, from June 2001 until July 2002. He also served as president – Kansas, Southwestern Bell Telephone from October 1999 until June 2001. Prior to 1997, he served in a variety of marketing, technical and external affairs positions for Southwestern Bell Telephone Company since joining SBC Communications in 1979. He is a director of Vodacom Group (Proprietary) Limited. He holds a Bachelor of Science degree in Business Administration and Political Science from the College of the Ozarks and serves on the college’s board of trustees.

3. Chian Khai Tan (52)
Chief Strategic Officer

Chian Khai Tan was appointed Chief Strategic Officer in July 2002. Prior to joining Telkom, he was senior vice-president, consumer and business sales at Telekom Malaysia from February 2001 to June 2002, general manager special project focus group from June 1998 until October 2000 and general manager, major business sales from April 1997 until May 1998. In the past five years, he has served as a director of Citifon Sdn Bhd and Telekom Publication Sdn Bhd, both subsidiaries of Telekom Malaysia. He is a director of Vodacom Group (Proprietary) Limited and TMI Mauritius Limited. He holds a Bachelor of Engineering (Honours) degree from the University of Liverpool.

4. Reuben September (45)
Chief Technical Officer

Reuben September was appointed Chief Technical Officer in May 2002. Prior to this appointment, he served as managing executive of Technology and Network Services from March 2000. He has worked in various engineering and commercial positions in Telkom since 1977. He is a member of the Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.

5. Nombulelo Moholi (43)
Chief Sales and Marketing Officer

Nombulelo Moholi was appointed as Chief Sales and Marketing Officer in April 2002. She joined Telkom in 1994 as general manager of payphones and became a group executive of regulatory affairs in 1995 and managing executive of international and special markets in 1999. Prior to joining Telkom, she worked for GEC and Siemens (South Africa). She is a director of Telkom Directory Services (Proprietary)Services, a council member of the South African Bureau of Standards, and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.

6. Anthony Lewis (44)
Chief Financial Officer

Anthony Lewis was appointed as Chief Financial Officer of Telkom in September 2000. He joined Telkom in 1997 as executive controller. Mr Lewis has also served as the director of finance of SBC International Management Services Inc, a management services company, since April 1997 and is a director of the American International School of Johannesburg. Since joining SBC Communications in 1984, he has served in various financial positions including finance director for one of SBC’s regional wireless operations. He is a member of the American Institute of Certified Public Accountants, holds a Bachelor of Science degree in Business Administration from the University of Arkansas and a Master of Business Administration degree from the University of Texas at Austin. He is also a certified public accountant in the United States. Telkom has announced that Anthony will be returning to SBC Communications.

Management team

Theo Hess (45)
Managing Executive: Access Network Operations

Management Advanced Programme
National Certificate for Technicians
National Diploma in Business Human Resource Management
Joined Telkom in 1976

Thami Msimango (37)
Managing Executive: Technology and Network Services
Management Advancement Programme
Joined Telkom in 1984

Pierre Marais (44)
Managing Executive: Network Operations
Bachelor of Engineering (Honours)
Joined Telkom in 1984

Bashier Sallie (35)
Managing Executive: Data and Special Services
Management Advancement Programme
Joined Telkom in 1986

Johan Mare (48)
Managing Executive: Operations Support Systems
National Diploma in Technology – Telecommunications
Joined Telkom in 1972

Melvin McArthur, Jr (42)
Managing Executive: Information Technology
Master of Business Administration
Bachelor of Arts (Computer Science)
Joined Telkom in 2001
Strategic equity investor employee from SBC Communications Inc

Randall Seidl (46)
Managing Executive: Corporate and Global Markets
Bachelor of Science (Business Administration and Agricultural Business)
Joined Telkom in 1997
Strategic equity investor employee from SBC Communications Inc

Thami Magazi (45)
Managing Executive: Consumer Markets
Master of Business Administration
Bachelor of Science (Business Administration)
Joined Telkom in 2001

Telkom SA Limited Group Annual Report 2003   11

Management team continued

Godfrey Ntoele (42)
Managing Executive: Business Markets
Bachelor of Arts (Law)
Joined Telkom in 1997

Mike Mlengana (43)
Managing Executive: Public Services
Master of Arts (International Economics and Development Economics)
Bachelor of Arts (Honours)
Joined Telkom in 1995

Wally Beelders (43)
Managing Executive: International and Special Markets
Master Diploma in Technology
Joined Telkom in 1977

Motlatsi Nzeku (41)
Managing Executive: Customer Services
Bachelor of Science (Mathematics and Physics)
Bachelor of Engineering
Joined Telkom in 1994

Nkenke Kekana (41)
Group Executive: Regulatory and Public Policy
Diploma in Computer Programming
Joined Telkom in 2003

George Magashula (41)
Group Executive: Human Resources
Bachelor of Science (Chemistry)
Joined Telkom in 2001

Mandla Ngcobo (43)
Group Executive: Legal Services
Master of Laws
Bachelor of Jurisprudence
Bachelor of Law
Joined Telkom in 1998

Amanda Singleton (41)
Group Executive: Corporate Communication
Bachelor of Arts (Communications)
Joined Telkom in 1987

John Gibson (49)
Group Executive: Corporate Development
Juris Doctorate
Joined Telkom in 2002
Strategic equity investor employee from SBC Communications Inc

Essa Govender (46)
Group Executive: Procurement Services
Bachelor of Commerce
Purchasing Management Diploma
Joined Telkom in 2001

Kaushik Patel (41)
Deputy Chief Financial Officer
Bachelor of Accounting Science (Honours), CA(SA)
Joined Telkom in 2000

Nkhetheleng Vokwana (41)
Chief Executive Officer: Telkom Foundation
Bachelor of Education
Joined Telkom in 1997

Charlotte Mokoena (38)
Group Executive: Centre for Learning
Bachelor of Arts (Human Resource Development) (Honours)
Bachelor of Social Science
Joined Telkom in 2002

Chairman

1.	Nomazizi Mtshotshisa (59) Non-executive Chairman Telkom SA Limited Bachelor of Arts Appointed to the Board on August 1, 2002

Executive directors

2.	Sizwe Nxasana (45) CEO Telkom SA Limited Bachelor of Commerce, Bachelor of Accounting Science (Honours), CA(SA) Appointed to the Board on April 1, 1998 Reappointed to the Board on January 1, 2001

3.	Shawn McKenzie (44)# COO Telkom SA Limited Bachelor of Science (Business Administration and Political Science) Appointed to the Board on July 12, 2002

4.	Chian Khai Tan (52)* CSO Telkom SA Limited Bachelor of Engineering (Honours) (Electrical Engineering) Appointed to the Board on June 27, 2002

Non-executive directors

5.	Charles Valkin (69) Bachelor of Commerce, Bachelor of Law, Higher Diploma in Taxation, Attorney Appointed to the Board on April 29, 1997

6.	Themba Vilakazi (57) Bachelor of Science (Biology) Executive Chairperson: SRM Holdings (Proprietary) Limited) Appointed to the Board on August 1, 2002

7.	Richard Menell (47)
Bachelor of Arts (Honours), Master of Science (Natural Sciences), Master of Arts (Geology)
(Mineral Exploration and Management)
Chairman: Anglovaal Mining Limited
Appointed to the Board on July 1, 2000

8.	Peter Moyo (41) Bachelor of Accounting Science (Honours), CA(SA), Higher Diploma in Taxation Deputy Managing Director: Old Mutual Life Assurance Co Appointed to the Board on September 19, 2001

9.	Tlhalefang Sekano (44) Executive Chairman: Communication Workers Investment Company Appointed to the Board on September 19, 2001

10.	Tan Sri Dato’Ir.Md.Radzi Mansor (61)* Diploma: Electrical Engineering, Master of Science (Technological Economics) Chairman: Telekom Malaysia Appointed to the Board on October 23, 1999

Absent

11.	Jonathan Paul Klug, Sr (47) # Bachelor of Business Administration, Master of Business Administration Appointed to the Board on January 10, 2003

# American

* Malaysian

12   Telkom SA Limited Group Annual Report 2003

The unveiling of the new flag was a defining moment, symbolising the birth of a new era. Now, nine years later, it is flown with pride, a symbol of a nation that has found strength in diversity.

Telkom has transformed itself from a telephone company into an integrated communications group that has a greater market and profit oriented focus. On the JSE Securities Exchange and New York Stock Exchange, the symbol “TKG” speaks proudly of the newly-listed company.

14   Telkom SA Limited Group Annual Report 2003

Corporate governance

The Board is committed to ensuring that the affairs of the Company are conducted with integrity and in accordance with principles set out in the King II Code on Corporate Governance.

The Company complies in all material respects with the King II Code on Corporate Governance. Areas of non-compliance with the King II Code have been identified and are being addressed.

Telkom is closely monitoring SEC rule-making proceedings pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to Telkom as a foreign private issuer.

The Board of Directors

The Board of Directors comprises three executive and eight non-executive directors. The Government of the Republic of South Africa (“the Government”) and Thintana Communications LLC (“Thintana”) are the Company’s controlling shareholders. Based on their current shareholding, the Government and Thintana, are each entitled to appoint five directors, including two executive directors, to the Board.

The non-executive directors have a wide range of skills and significant commercial experience, which enable them to bring independent judgement to bear to the Board’s deliberations and decisions. No single director or block of directors dominates decision-making at Board meetings.

The roles of Chairman and Chief Executive Officer do not reside in the same person. The Chairman is a non-executive director appointed by the Class A shareholder (Government) in consultation with the Class B shareholder (Thintana). The Chief Executive Officer is appointed by the Board, on a renewable, three-year service contract, in consultation with the Class A and Class B shareholders.

The Board meets at least once a quarter, including for sessions devoted to discussing strategy and business planning. Where necessary, extraordinary Board meetings are convened to deliberate on issues that require Board resolutions between scheduled meetings. Senior members of management are in attendance at Board meetings. Other members of management are periodically invited to make presentations on particular issues of interest to the Board.

Board papers and other relevant documentation are timeously circulated, giving Board members sufficient time to consider the issues on the agenda, thus enabling them to make informed decisions on the issues at hand.

The Company has a formal induction programme for newly appointed directors. The induction of such directors is conducted by the Chairman and Chief Executive Officer with input from the Company Secretary. Where a newly appointed director has no or limited Board experience, the induction programme is structured to meet the individual director’s specific needs.

In terms of the Company’s Articles of Association, certain Board matters have been reserved for the Class A and/or Class B shareholders. Actions relating to these matters can only be taken if authorised by the Board and the matters receive, from the applicable significant shareholder in whose favour the matter is reserved, an affirmative vote of at least two directors appointed by the Class A shareholder or the affirmative vote of a majority of the directors appointed by the Class B shareholder.

The Board encourages attendance of annual general meetings by the directors and members of management. The members of the Board, Audit and Risk Management Committee, and the Remuneration Committee attend the annual general meeting of shareholders.

A number of standing committees have been established to assist the Board and the directors in the effective discharge of their responsibilities. Where deemed necessary, special committees are established by the Board to consider specific issues and make recommendations to the Board. Board and special committees are free to take independent professional advice at the cost of the Company in carrying out their delegated duties.

Telkom SA Limited Group Annual Report 2003   15

Corporate governance continued

Directors’ attendance of Board meetings

	Scheduled		Special

	Number of		Number of
	meetings	Attendance	meetings	Attendance

Non-executive
NE Mtshotshisa (Chairman) (appointed August 1, 2002)	4	3	4	4
E Molobi (Chairman) (resigned July 31, 2002)	4	1	4	0
JP Klug, Sr (appointed January 10, 2003)	4	1	4	1
Tan Sri Dato’ Ir. Md. Radzi Mansor	4	4	4	4
RP Menell	4	3	4	3
MP Moyo	4	3	4	3
TA Sekano	4	4	4	4
CL Valkin	4	4	4	4
TG Vilakazi (appointed August 1, 2002)	4	3	4	4
WYN Luhabe (resigned February 1, 2003)	4	1	4	2
WE Lucas-Bull (resigned September 13, 2002)	4	1	4	0
CBC Smith (resigned February 1, 2003)	4	2	4	3
DA Roy (resigned January 10, 2003)	4	2	4	0
D Mji (resigned February 1, 2003)	4	3	4	4
Executive
SE Nxasana	4	4	4	4
SM McKenzie (appointed July 12, 2002)	4	3	4	4
CK Tan (appointed June 27, 2002)	4	3	4	4
TM Barry (resigned July 12, 2002)	4	1	4	0
S Manickam (resigned June 27, 2002)	4	1	4	0
Alternate
AJ Lewis (alternate to CL Valkin)	4	4	4	3
Dato’ Md. Khir Abdul Rahman (alternate to Tan Sri Dato’ Ir. Md. Radzi Mansor)	4	0	4	0
JB Gibson (appointed January 21, 2003) (alternate to JP Klug, Sr)	4	2	4	2
MD Kerckhoff (resigned August 28, 2002) (alternate to TM Barry)	4	1	4	0
JM Rajaratnam (resigned June 27, 2002) (alternate to S Manickam)	4	0	4	0

Operating Committee

The Board has established an Operating Committee, which has the exclusive power and authority to, among other things:

•	implement approved business plans, annual budgets and all other matters and issues relating to the achievement of the Company’s obligations under its licences;

•	prepare, review and recommend to the Board business plans and budgets and any amendments thereto.

The Operating Committee consists of five ex-officio voting members and four ex-officio non-voting members. Each of the Government and Thintana has the right, for as long as it is a significant shareholder, to appoint two voting and two non-voting members. The fifth voting member is the Chief Executive Officer who is the Chairman of the committee. Decisions at meetings of the Operating Committee are taken by a majority vote of the voting members. In the event of an equality of votes, a voting member of the Class A shareholder has a casting vote.

The Operating Committee will cease to exist after May 7, 2004, unless, as a Board reserved matter, the Board resolves to extend its term beyond May 7, 2004.

The following are the voting members of the Operating Committee as of the date hereof:

•	Sizwe Nxasana, Chairman

•	Shawn McKenzie

•	Reuben September

•	Chian Khai Tan

•	Nombulelo Moholi

The following are the non-voting members of the Operating Committee as of the date hereof:

•	Mandla Ngcobo

•	George Magushula

•	Anthony Lewis

Members’ attendance of Operating Committee meetings

	Scheduled		Special

	Number of		Number of
	meetings	Attendance	meetings	Attendance

SE Nxasana (Chairman)	10	10	5	5
TM Barry (resigned July 12, 2002)	10	3	5	0
SM McKenzie (appointed July 12, 2002)	10	6	5	2
S Manickam (resigned June 27, 2002)	10	3	5	0
JK Raley (resigned June 30, 2003)	10	1	5	0
RJ September	10	7	5	5
CK Tan (appointed July 1, 2002)	10	7	5	5
NT Moholi	10	10	5	4
BMC Ngcobo (appointed March 12, 2003)	10	1	5	1
GNV Magashula (appointed March 12, 2003)	10	1	5	1
AJ Lewis	10	7	5	3

16   Telkom SA Limited Group Annual Report 2003

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three non-executive directors. A non-executive director who is not the Chairman of the Board chairs the committee. No member of the Audit and Risk Management Committee may, other than in his or her capacity as a member of that committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom, or be an affiliated person of Telkom or any subsidiary or vendor of Telkom.

The responsibilities of the Audit and Risk Management Committee include, among other things, the following:

•	appoint or, insofar as that is not permitted by the South African Companies Act, 61 of 1973, recommend for appointment, Telkom’s auditors, determine their compensation and oversee their work;

•	resolve disagreements between Telkom’s management and its auditors in regard to financial reporting;

•	establish procedures for the treatment of complaints regarding accounting or auditing matters and for the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	engage independent counsel and other advisors, as determined necessary to carry out its duties;

•	make determinations with respect to payment of remuneration and other compensation to Telkom’s auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the committee;

•	conduct internal audits;

•	review the interim and final financial statements;

•	review and recommend changes to Telkom’s statutory audit;

•	monitor Telkom’s internal accounting and auditing systems;

•	conduct a corporate governance audit; and

•	review and monitor Telkom’s risk management performance and provide a high-level risk assessment for the Board on an ongoing basis.

The following are the members of the Audit and Risk Management Committee as of the date hereof:

•	Peter Moyo, Chairman

•	Charles Valkin

•	Themba Vilakazi

Members’ attendance of Audit and Risk Management Committee meetings

	Scheduled

	Number of
	meetings	Attendance

MP Moyo (Chairman)	3	3
DA Roy (resigned January 10, 2003)	3	1
CL Valkin (appointed June 17, 2003)	3	0
TG Vilakazi (appointed June 17, 2003)	3	0
WE Lucas-Bull (resigned September 13, 2002)	3	0
AJ Lewis[1] (resigned March 4, 2003)	3	3
SE Nxasana[1] (resigned March 4, 2003)	3	3
VG Magan[1] (resigned March 4, 2003)	3	3
TM Barry (resigned July 12, 2002)	3	1
SM McKenzie[1] (appointed July 12, 2002 and resigned March 4, 2003)	3	2

1.	Resigned following the adoption of the new Articles of Association

The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, head of internal audit and external auditors are invited when appropriate to attend the Audit and Risk Management Committee meetings.

Human Resources Review Committee

The Board has established a Human Resources Review Committee comprising of at least seven members, including at least three non-executive directors. Two members of the committee must be appointed by Thintana Communications. No action may be taken at a meeting of the Human Resources Review Committee, other than a decision to dissolve or adjourn the meeting, unless a member of that committee appointed by Thintana Communications is present. Actions of the Human Resources Review Committee must be approved by a majority vote of its members. In the event of an equality of votes, the chairman ofthe Human Resources Review Committee shall have a casting vote. The Human Resources Review Committee’s exclusive powers and authorities include, among other things, the following:

•	recommending to the Board policy guidelines on human resource development; and

•	recommending to the Board of Directors guidelines for affirmative action and empowerment programmes and monitoring compliance with those guidelines.

The Human Resources Review Committee will cease to exist after May 7, 2004, unless as a Board reserved matter, the Board resolves to extend its term beyond May 7, 2004.

The following are the voting members of the Human Resources Review Committee as of the date hereof:

•	Nomazizi Mtshotshisa, Chairman

•	Sizwe Nxasana

•	George Magashula

•	Tan Sri Dato’ Ir. Md. Radzi Mansor

•	Shawn McKenzie

•	Richard Menell

•	Tlhalefang Sekano

As of the date hereof, Charlotte Mokoena is a non-voting member of the Human Resources Review Committee.

Members’ attendance of Human Resources Review Committee meetings

	Scheduled		Special

	Number of		Number of
	meetings	Attendance	meetings	Attendance

E Molobi (Chairman) (resigned July 31, 2002)	3	1	1	1
NE Mtshotshisa (Chairman) (appointed August 1, 2002)	3	2	1	0
WYN Luhabe (resigned February 1, 2003)	3	0	1	0
Tan Sri Dato’ Ir. Md. Radzi Mansor	3	3	1	1
D Mji (resigned February 1, 2003)	3	2	1	1
TA Sekano	3	3	1	1
RP Menell (appointed March 26, 2003)	3	1	1	0
SE Nxasana	3	3	1	1
SM McKenzie	3	2	1	0
GNVMagashula	3	3	1	1
CKMokoena	3	1	1	0

Telkom SA Limited Group Annual Report 2003   17

Corporate governance continued

Remuneration Committee

Prior to March 2003, the Human Resources Review Committee and the Remuneration Committee were one combined committee. The Remuneration Committee consists entirely of non-executive directors and is chaired by the Chairman of the Board. The committee must include at least one member appointed by Thintana Communications. The Remuneration Committee reviews the terms upon which Telkom’s executive directors (except for executive directors appointed by Thintana) and senior management are employed and compensated and upon which Telkom’s non-executive directors and directors appointed by a general meeting are compensated and makes recommendations to the Board with respect to such matters.

The following are members of the Remuneration Committee as of the date hereof:

•	Nomazizi Mtshotshisa, Chairman

•	Jonathan Klug, Sr

•	Richard Menell

•	Tlhalefang Sekano

•	Tan Sri Dato’ Ir. Md. Radzi Mansor

Directors’ remuneration

Telkom believes that the levels and make-up of the remuneration packages offered to the directors of Telkom, especially the executive directors, are sufficient to attract and retain the directors needed to run Telkom’s business successfully. In order to avoid paying more than is necessary and to ensure that Telkom offers competitive packages, Telkom constantly benchmarks itself against its peer group. Based on information received from such a benchmarking process, Telkom approaches its shareholders to ask for increases where necessary.

In determining specific remuneration packages for each executive director, the standing Remuneration Committee of the Telkom Board of Directors consults with the Chairman and Chief Executive Officer, and is sensitive to the remuneration and employment conditions elsewhere in the Telkom Group when determining annual salary increases for directors. In doing so, performance-related elements of the remuneration constitute a large proportion of the total remuneration package of executive directors and are specifically designed to align their interests with those of shareholders and to give such executive directors incentives to perform at the highest level. Remuneration of executive directors appointed by Thintana is not subject to the review of the Remuneration Committee. Telkom does not make payments directly to Thintana executive directors, but pays management fees to Thintana for such services determined in accordance with the Strategic Services Agreement.

Should the service of any of Telkom’s executive director’s be terminated early, the Remuneration Committee will tailor its approach in respect of compensation commitments to the circumstances of the case with the broad aim of avoiding rewarding poor performance, while dealing fairly with cases where departure is not due to poor performance.

No director is involved in deciding his or her own remuneration. In addition, Telkom has adopted a formal and transparent procedure for developing a policy on executive directors’ remuneration.

Directors’ remuneration and interests is detailed in the consolidated annual financial statements in Note 40, page 107.

Company Secretary and professional advice

The directors have unrestricted access to the services and advice of the Company Secretary. Directors are entitled, after consultation with the Chairman of the Board, to seek independent professional advice about the affairs of the Company at the Company’s expense.

The termination of the Company Secretary’s duties is decided by the Board and not individual directors.

Directors’ and officers’ dealings

The Board has adopted an insider trading policy in terms of which the directors, officers and employees of the Company are prohibited from dealing in the Company’s securities when in possession of price-sensitive information that has not yet been made public. In addition, the Company imposes a “closed period” from the end of the reporting periods (i.e. year-end and half year-end) until the publication of the results during which period the directors, officers and certain employees of the Company are prohibited from dealing in the Company’s securities.

Outside the closed periods directors and officers of the Company are required to obtain prior approval from the Insider Trading Compliance Officer before dealing in the Company’s securities. Directors’ dealings in the Company’s securities are published on SENS within the regulated timeframes.

Risk management

The Group has adopted a continuous, systematic enterprise-wide risk management process, which aims to ensure all material risk, are identified, evaluated and addressed. The Board of Directors continuously monitors treasury policies, risk limits and control procedures. The Audit and Risk Management Committee reviews the effectiveness of the risk management processes and reports to the Board on an annual basis.

The Group’s risk exposure and management thereof is discussed in the consolidated annual financial statements, Note 30 “Financial instruments and risk management” on page 92.

Internal controls

The Board of Directors, through the Audit and Risk Management Committee, annually conducts a review of the effectiveness of its system of internal controls and reports to shareholders the results of such a review. The Board also believes that this system of internal controls provides reasonable assurance that Telkom’s assets are safeguarded, that Telkom’s transactions are authorised and recorded properly and that material errors and irregularities are either detected or prevented in a timely manner.

The Board of Directors, through the Audit and Risk Management Committee, is responsible for the total risk management process within the Telkom Group. Management is accountable to the Board and has established a system of internal controls to manage significant risks, encompassing all significant business risks, including operational risk.

Telkom’s management is required to provide the Board with appropriate and timely information about the business, operations and general affairs of the Telkom Group. In addition, Telkom’s directors are encouraged to make further enquiries where necessary should the information volunteered by management not be sufficient in all circumstances. The Chairman ensures that Telkom’s Board members are all properly briefed on issues arising at Board meetings, using external advisors where necessary.

Telkom’s directors have unrestricted and unhindered access to all information, records, documents and property and the Board receives information that goes beyond the assessment of Telkom’s quantitative performance.

Qualitative factors include customer satisfaction, market share, environmental performance and human resource performance.

18   Telkom SA Limited Group Annual Report 2003

Financial statements

The Board of Directors is responsible for preparing Telkom’s accounts and requires Telkom’s external auditors to state specifically their reporting responsibilities. In this regard, it is the Board’s responsibility to present a balanced and understandable assessment of both interim and annual financial information as well as other price sensitive public reports, including any reports to ICASA and other information that Telkom is statutorily obliged to disclose.

The directors’ report on the business as a going concern with supporting assumptions and qualifications as and when necessary at the time of Telkom’s interim and annual financial statements, and have established a formal and transparent arrangement for considering the financial reporting and internal control principles.

Code of ethics

The Company has adopted a Business Code of Ethics that seeks to instil in its employees the spirit of fairness, respect and ethical standards in dealing with the Company’s customers, competitors, suppliers, investors and shareholders to ensure that the Company’s integrity is not compromised.

In business dealings on behalf of the Company, employees are expected to avoid activities that might give rise to conflicts of interest. Employees are expected to act in the exclusive interest of the Company. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees’ day-to-day activities.

The Business Code of Ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside the Company.

Employment equity

The Company has in place an employment equity policy, which seeks to promote equity in the workplace by promoting equal opportunity and fair treatment through the elimination of unfair discrimination against people from previously disadvantaged groups in the workplace. Unfair discrimination in the workplace on the basis of gender, race, culture, belief, etc is prohibited.

The main objectives of this policy are to:

•	create an environment in which the best-qualified person is employed regardless of gender, religion, colour or race;

•	create within Telkom a balanced profile of employees that reflects the composition of South African society at large;

•	correct racial and social imbalances of the past; and

•	provide for Telkom’s current and future requirements for skilled staff.

Relationship with shareholders

Telkom is and remains ready, when practical and legal, to enter into dialogue with shareholders and make such information publicly available to all shareholders. In addition, Telkom will encourage institutional and other shareholders to give due weight and consideration to all relevant factors brought to their attention and to eliminate unnecessary variations in criteria that apply to the corporate governance arrangements and measurements of performance of the various companies in which they invest. Telkom has established an investor relations function and an investor relations portal (www.telkom.co.za/ir) for communication with investors.

Telkom SA Limited Group Annual Report 2003   19

35 years ago Dr Chris Barnard brought hope where there was none. He penetrated the mysteries of the human heart and created new life.

Telkom’s unique strategy to minimise job losses and create new career opportunities for employees has the potential to become the standard for sustainable job creation and retention in corporate South Africa. A commitment to nurture and skill our people lies at the core of this strategy.

20   Telkom SA Limited Group Annual Report 2003

Human capital management

The human capital management report deals with Telkom Company employees only.

Employee profile

Telkom was formed in 1991 when the then Department of Post and Telecommunications was transformed into two companies, Telkom SA and the SA Post Office. At the time, Telkom inherited 67,667 employees. When the affirmative action policy was implemented on October 1, 1993, 46% of employees were black (African 30%, Coloured 13% and Indians 3%). The majority of African personnel were employed in unskilled or semi-skilled work functions, with fewer than 0.25% in first-level management positions and none in top management. Women comprised 19% of the total staff complement.

In 1997 the Government sold 30% of Telkom’s equity to Thintana, a consortium made up of SBC Communications and Telekom Malaysia. An important element of the agreement was a skills transfer and employee development programme. By this time, management had realised the need for large-scale organisational changes to create a competitive, customer-focused and performance-driven employee culture. This went hand in hand with the streamlining of service benefits and conditions to achieve greater efficiencies and reduce employee expenses. It has driven the people management focus over the last few years and will continue to be a focus going forward.

At March 31, 2003, the fixed-line business had 35,361 employees (excluding subsidiaries), of which 8% were in management positions, 19% in supervisory positions and 73% in operational and support functions.

Due to ongoing organisational renewal over the past few years and voluntary early retirement packages offered to employees aged 50 years and older, the organisation’s length of service profile is declining.

A further impact of voluntary early retirement is illustrated by the age profile, which shows that approximately 65% of the current workforce is younger than 40, an age group often more willing and able to accept change. The average age of the current fixed-line workforce is 36 years.

Employment equity

Telkom embraced the need to proactively implement affirmative action in 1993, long before the promulgation of the Employment Equity Act, 55 of 1998. The employment equity plan has gradually improved the representation of blacks and women.

During various programmes aimed at reducing employee numbers, the Company focused on improving its affirmative action profile. Thus, after applying LIFO (Last In, First Out) and skills as initial selection criteria, the Company applied a race and gender correction as a final criterion. Telkom consulted extensively with the unions before applying the selection criteria.

Telkom SA Limited Group Annual Report 2003   21

Human capital management continued

In compliance with the Employment Equity Act, the Company submits employment equity plans, along with employment equity reports and income differential statements, to the Department of Labour. Inspectors from the Department undertook several employment equity inspections in different parts of Telkom during 2003 and were generally satisfied with the results. The Company has established an Employment Equity National Committee that consults with organised labour on aspects of employment equity as required by the Act.

The Company has identified Company’s targets to address areas of under-representation, as well as affirmative action measures and interventions to attain these targets.

The following graphs indicate the Company’s targets and actual achievements for black and female representation in the year ended March 31, 2003.

For the year ended March 31, 2003, 81% of employees recruited were black and 45% females. Blacks accounted for 72% of all internal promotions and females for 36%.

At March 31, 2003 1% of the Company’s employees were disabled.

Employee losses

During the year ended March 31, 2003, the number of fixed-line employees, excluding subsidiaries, were reduced by 10.4% to 35,361 employees. The natural attrition rate is currently 5.9%. Natural attrition accounted for 52.3% of total employee losses in the year ended March 31, 2003. Company initiated losses represented 47.7% of employee losses and involuntary reductions represented 4.9% of total employee losses.

Fixed-line employees (excluding subsidiaries)

	Year	Year	Year	Year
	2000	2001	2002	2003

Opening balance	61,237	49,128	43,758	39,444
Appointments	2,245	1,727	1,221	370
Employee losses	14,354	7,097	5,535	4,453
Employee retrenchments	9,167	2,959	2,956	2,124
Voluntary early retirement	4,090	119	1,161	377
Voluntary severance	4,186	1,994	1,760	1,531
Involuntary reductions	891	846	35	216
Outsourcing	1,903	1,403	4	–
Natural attrition	3,284	2,735	2,575	2,329

Closing balance	49,128	43,758	39,444	35,361

Alternative strategy to minimise job losses

Telkom has established a ‘Social Plan’ to assist employees whose jobs became at risk, the Company acknowledged the need to develop a more comprehensive approach to managing its divestment strategies in terms of reducing employees. Although previous programmes were effective, they were reactive and had a negative impact on employee morale due to decreased job security. In response to this, the Company developed a proactive, long-term strategy called ‘Alternative strategies to minimise job losses and create new career opportunities for Telkom employees’.

An early warning system is used to identify new growth areas and emerging competencies, as well as those areas where business is slowing down or current competencies are redundant due to technological changes. This early warning system is part of the Strategic Human Capital Plan and enables the Company to determine in advance (12 to 36 months) the levels and nature of competencies that it would require for its operations. In this way, the Company is creating an environment where it can support its employees in preparing timeously for job changes.

Employees whose jobs are at risk are offered the option of taking a once-off enhanced voluntary early retirement or voluntary separation package. Then, if there is still a need to reduce positions, specific employees are identified by using LIFO, skills and a race and gender correction as selection criteria. Employees selected in this way are in turn given two options: To take an enhanced voluntary separation or early retirement package, or to be linked to our internal career management centre, the Agency for Career Opportunities. This Agency then seeks to retrain and place the employees in permanent positions within Telkom or externally in the Information, Communication and Technology (ICT) sector. Managers are linked to the Agency for six months and bargaining unit employees for 12 months, with both groups receiving full pay and benefits during this period.

The Agency was established in October 2002 to implement Telkom’s alternative strategy for minimising job losses and to underpin the agreement reached at the ICT Job Summit. Staffed by career specialists based in major centres in South Africa, the Agency formally opened on November 27, 2002 with an initial intake of 37 managers whose positions had become redundant. 463 bargaining unit employees joined the Agency in January and February 2003. A target was set for the internal placement of at least 50% of these employees. At March 31, 2003, 222 bargaining unit employees and 21 managers have been placed in positions inside and outside the Company. 244 employees remained in the Agency at year-end.

In cases where, after the allotted period with the Agency, employees cannot be redeployed, their services are terminated. While linked to the Agency, individual employees can request trauma counselling for themselves and their families at any time.

22   Telkom SA Limited Group Annual Report 2003

Remuneration and benefits

The purpose of Telkom’s remuneration and reward strategy is to attract, retain and motivate employees. Fixed remuneration is reviewed once a year to ensure that employees who contribute to the success of the Company are remunerated competitively. The Company rewards performance through a number of variable remuneration plans, and intends to increase the variable component of remuneration in the future. Remuneration is a large cost component of the Company and optimising remuneration costs remains a focus area.

Executive remuneration

Executive remuneration consists of guaranteed remuneration, a team performance award and an individual performance award. Performance remuneration can vary between 30% – 70% of guaranteed remuneration depending on executive level and depending on the achievement of Company performance targets. Telkom had a phantom share ownership plan that was phased out on April 1, 2002 with all outstanding shares payable by September 30, 2003.

Telkom’s executive management team also includes positions held by its strategic equity investor, Thintana Communications. Telkom does not remunerate such management, but pays Thintana a monthly management fee based on the number of positions held. Rates were contracted in accordance with the strategic services agreement of January 2003.

Guaranteed remuneration

Guaranteed remuneration consists of a basic salary, Company contributions to a retirement fund and a flexible portion that can be allocated to various benefits (such as a car allowance, subsidisation towards medical aid, etc) according to the personal preference of executives.

Telkom uses independent remuneration consultants to advise the Remuneration Committee of the Board of Directors on the remuneration of executive management. A remuneration level is determined and benchmarked against those of peer groups in the market. The Remuneration Committee is satisfied that fair remuneration practices are followed, and that executives are being remunerated in line with the market.

Annual performance bonuses

Management participates in an incentive scheme based on a combination of a team and individual performance awards. The team award is currently based on a balanced set of measures, with financial performance carrying a weighting of 70% and customer satisfaction, efficiency of internal processes and people development carrying a weighting of 30%. An individual bonus pool is created to be shared by senior and executive management based on the performance of individuals.

Shares and share options

As at March 31, 2003, Telkom had not granted any options to acquire ordinary shares to any of its directors or executive management. However, Telkom views employee share ownership plans as important in order to attract, motivate and retain talented employees. Accordingly, the Board of Directors intends to present share ownership and option schemes to the shareholders for approval.

Other employee share ownership arrangements

Government granted share options for the purchase of up to 11.1 million of its ordinary shares, representing 2% of Telkom’s issued share capital, through the Diabo Share Trust established for the benefit of:

•	Employees, who were permanently employed by Telkom at 09:00 (SA time) on March 4, 2003; and

•	Former employees who were permanently employed by Telkom on or after October 1, 1999 up to the listing date on March 4, 2003, including estates of deceased employees. Employees, who voluntarily resigned, were dismissed on disciplinary grounds or appointed from March 4, 2003 onward, are excluded from participation.

The options will entitle eligible employees to acquire ordinary shares at a strike price of R33.81 and any costs payable on the transfer of shares. These shares will be delivered over a period of three years in four equal tranches. Eligible employees do not need to remain employed by Telkom to continue participating in the scheme.

Service contracts and severance arrangements

Telkom has concluded service agreements with certain executive managers. The service agreement for the Chief Executive Officer has a three-year term and is subject to termination by each party giving six months’ notice. The other service agreements are of indefinite duration, but are subject to termination by either party giving three months’ notice. In addition, retention and restraint agreements have been entered into with a few executives. Certain amounts are payable to them on signing the agreement and at specific intervals, and are repayable if an executive resigns before a date stipulated in the agreements.

Non-executive directors

The remuneration of non-executive directors of the Board of Directors of Telkom is determined at the annual general meeting. Information on the remuneration of non-executive directors is obtained from a leading executive search firm specialising in this field. The non-executive directors of the Board of Directors of Telkom do not participate in the incentive scheme for top management or the phantom share option scheme. Fees paid to non-executive directors are shown in Note 40 in the consolidated annual financial statements on page 107.

Other employees

The difference between the remaining employees and executives discussed above is that their appointment and detailed remuneration matters are not dealt with directly by the Board, but are delegated to the Operating Committee. The Board approves the overall salary increase for all employees. Remuneration of employees outside of management is paid in accordance with the negotiated wage agreements with the unions. Telkom recently concluded a three-year agreement with all its unions effective April 1, 2003. The agreement provides for a 9% wage increase in the year ended March 31, 2004, an 8% increase in the year ended March 31, 2005 and a 7% increase in the year ended March 31, 2006. Telkom’s previous three-year agreement ended March 31, 2003 allowed for annual increases of 7.5%.

An analysis of market settlements, as well as Telkom increases granted (as of April 1, each year) and CPI is reflected in the table below:

	2000	2001	2002	2003

CPI (calendar year) (%)	5.4	5.7	9.2	n/a
Market settlements (%)	7.8	8.0	8.0	8.8	[1]
Negotiated settlement (%)	7.5	7.5	7.5	9.0

1.	Estimated

Telkom SA Limited Group Annual Report 2003   23

Overcoming adversity. A never say die attitude. Indomitable courage. Determination. This is what makes South African, Natalie du Toit, one of the world’s most respected swimmers.

Telkom has set itself the goal of becoming a world-class communications group. We are pursuing this vision with single-minded determination. Central to our philosophy is the desire to increase shareholder value and maintain our market leadership positions.

24   Telkom SA Limited Group Annual Report 2003

Human capital management continued

Conditions of service and service benefits

Conditions of service and service benefits are constantly reviewed to ensure they are effective and appropriate. A number of interventions have already been implemented to minimise the cost impact of various benefits on the Company and to drive and reinforce the desired behaviour and culture.

Leave

Currently employees qualify for 22 working days’ leave (26 working days with more than 10 years’ service and 28 working days for those appointed before 1966). Over time, the accumulation of the leave liability has been managed by reducing the number of days that may be accumulated from 90 days in 1996 to 28 days. Telkom aims to encourage employees to use their leave allocation for its intended purpose, meaning rest. The intention is also to increase the number of compulsory leave days that must be taken and limit the leave days that may be accumulated annually. During the review period a leave audit was conducted, resulting in the recovery of 43,158 days of vacation and other leave types, effectively reducing the leave liability. The leave liability at March 31, 2003 was R384 million compared to R629 million at March 31, 1998.

Allowances

Telkom pays allowances to qualifying employees who act in senior positions, perform co-ordination functions, act as take-over agents at call centres and are placed on standby duties. Apart from these allowances, qualifying employees also receive a homeowner’s allowance, a telephone rebate concession (also applicable to post-retirement employees), and can apply for an emergency loan in cases of death or serious illness in their families.

Housing guarantees

The housing guarantee scheme allows qualifying employees to obtain 100% housing loans from financial institutions. Telkom has entered into agreements with various financial institutions to the effect that the Company will guarantee a maximum of 20% of the housing loan for which the employee qualifies. The maximum loan and guarantee amounts are based on the employee’s income. To curb the Company’s liability the policy was changed so that, subject to the qualifying requirements, employees qualify for only one guarantee, unless the Company transfers them.

Telkom’s guarantee liability is redeemed if the employee has repaid 20% on the bond account; or when the property is revalued and the difference between the revaluation and the balance of the loan equals or exceeds the guarantee; or if the property is sold by the employee and he/she redeems the bond. The contingent liability in respect of these guarantees was approximately R192 million at March 31, 2003.

Medical schemes

Membership of a medical aid scheme is optional for all employees. Telemed, Bonitas, Pro-Sano, Discovery Health and Ingwe Health medical aid schemes are recognised as the institutions of which serving and retired employees of Telkom can become or remain members.

Bargaining-unit members of the recognised medical aid schemes are subsidised on the basis of R2 for every R1 that the employee/continuation member contributes, to a maximum amount which ranges between R712 and R1,625 from April 1, 2003. This limitation was introduced on July 1, 2000 to curtail Company exposure to subsidies for current and continuation members due to high annual medical aid increases. Employees appointed on or after July 1, 2000 do not qualify for continued subsidisation on retirement.

Post-retirement medical aid obligations for current and retired employees at March 31, 2003 is R2,277 million (2002: R2,154 million).

In the 2002 financial year, Telkom established a special purpose entity to fund these post-retirement medical obligations. This entity is purely used as a financing tool as we still retain our obligation to provide post-retirement medical aid benefits to retired employees. As a result, it does not meet the definition of a plan asset in terms of IAS 19 – Employee benefits, and is disclosed under investments in the consolidated annual financial statements. The entity is fully consolidated and the cumulative investments were R938 million and R560 million as of March 31, 2003 and 2002 respectively.

Retirement funding

Telkom operates two funds that provide members with pension benefits on retirement, death or medical disability. On resignation and retrenchment, the employee is reimbursed for their contribution.

Telkom pension and retirement funds

The Telkom Pension Fund was established on October 1, 1991 as a defined benefit fund. Telkom has an open-ended liability towards the solvency of the fund. The Telkom Pension Fund is a closed fund and no new members may join it. The intention is to reach agreement with organised labour to close the fund and to transfer the remaining members to the Telkom Retirement Fund. A deficit of R1,442 million was taken over from the State funds when the Telkom Pension Fund was established in October 1991.

Telkom established a defined contribution retirement fund on July 1, 1995 with only one category of membership. It does not offer different investment options to members. Telkom employees were given the option on various occasions to transfer from the Telkom Pension Fund to the Telkom Retirement Fund. Upon transfer of the assets from the Telkom Pension Fund to the Telkom Retirement Fund on 1 July 1995, the deficit was also transferred to the Employer’s Protection Reserve in the Telkom Retirement Fund. The deficit of the pension and retirement funds was R474 million as at March 31, 2003 (2002: R742 million). Telkom undertook to redeem the deficit by paying additional contributions. The liability towards the Telkom Retirement Fund is capped and increases only with interest on the balance of the deficit. The additional payment for the 2003 financial year was R325 million. As at March 31, 2003, 34,974 Telkom employees were members of the retirement fund and 382 of the pension fund.

Competency development

Training functions are centralised in the Centre for Learning (CFL), which provides for continuous learning for all employees. Several multimedia courses have been introduced to enable employees to undergo self-directed, self-paced training. Maximum use is also being made of Skytrain, Telkom’s interactive distance learning facility, which consists of a broadcast studio in Midrand serving 72 remote interactive sites throughout South Africa. In addition, various study schemes are administered to support further skills development of employees in relevant fields. Future investment in our people will be aligned with our emerging capabilities and competencies, and training will be triggered by our people investment plans.

The Skills Development Act compels South African companies to pay a training levy of 1% of total remuneration that can be claimed back if a company can prove it has a comprehensive skill development strategy. This sharpened Telkom’s focus on developing its staff to ensure a skill mix that enables the Company to meet business-critical targets and develop a competitive advantage.

During the year ended March 31, 2003 Telkom spent R375 million (2002: R506 million) on training and development.

Telkom SA Limited Group Annual Report 2003   25

Human capital management continued

Leadership development

An Individual Development Programme (IDP) was launched to provide a pool of diverse, multi-skilled successors for future leadership positions. A pool of fully developed candidates must also be available to prevent a void should strategic or critical positions become vacant. Individual development programmes are contracted with participants and tracked for two to five years. There are currently 135 participants, 78 of whom have been placed on the retention programme. The IDP initiative has been phased out and will be replaced by an expanded succession planning system in the new financial year.

The Leadership Model used to specify the roles, capabilities and competencies required from leaders has been updated, in line with the Company’s changing environment. It seeks to enable leaders in the Company to enhance and develop their leadership competencies to meet the challenges of a competitive environment. To support the Leadership Model, a 360º leadership assessment process is used to measure leadership roles, capabilities and competencies. This process assists leaders to identify their strengths and development areas so that they can optimise their leadership potential.

Sales and marketing training

Sales and marketing are crucial to the successful execution of the Company’s strategic objectives in an increasingly demanding business environment. Sales and marketing training is categorised into learning and non-learning interventions. The non-learning development solutions are human performance improvement (HPI) initiatives, performance assessment and evaluation and consultation services.

Technical training

Technical training focuses on installation techniques, routine maintenance requirements and equipment troubleshooting in a customer-focused environment. This hands-on training takes place during the construction of the actual network, thereby providing Telkom’s employees with an excellent opportunity to learn about their systems. Elements of the training programmes include principles of operating telecommunications networks, network system design, network facilities maintenance practices, network and traffic administration and performance optimisation practices.

Accelerated technical training

Employees in the support levels with the necessary educational qualifications and the potential to become operational underwent a series of bridging courses to enable them to become fully qualified operational staff. Since its inception in 1995, approximately 10,349 employees have completed such training.

Targeted Development Initiatives

The Targeted Development Initiative (TDI) is a new programme to build a pool of talented female employees with sound technological skills, business acumen and people skills. The learning programmes are tailor-made and unique in the sense that they are telecommunications-centric and therefore cannot readily be substituted by tertiary institution offerings. Thirty female participants were selected and 27 remain in the Targeted Development Initiative: Fundamental Programme, which will be concluded in December 2003. In July 2003, the second TDI commenced with 32 participants to be completed in June 2004.

Graduate development schemes

High school education grants

Since 1993 Telkom has provided grants for high school education to employees’ children as well as other deserving candidates. In excess of 5 000 participants from previously disadvantaged communities received grants.

Tertiary students

Telkom annually allocates bursaries to students engaged in full-time telecommunications-related studies at universities, technikons and technical colleges, the aim being to employ them after graduation. These students are given practical training at Telkom during vacations as well as experiential training at Telkom to meet legislative requirement of education institutions.

The scheme began in 1994 with 500 participants and has grown significantly.

Employment equity participation in scheme

Year	Total awards	EE ratio %	Female %

1998	1,017	58	31
1999	1,508	71	36
2000	1,051	79	38
2001	1,561	87	32
2002	758	89	27
2003	981	87	39

Total	6,876	81	34

Virtual Campus

A wide variety of training programmes is available through the Virtual Campus, a desktop computer-based training system. During the year-ended March 31, 2003, 22,966 virtual courses were completed. Web-based courses have grown significantly since 1998 when only 1,000 courses were completed.

Centre of Excellence programme

Telkom’s Centre of Excellence programme is based on collaboration between Telkom, the telecommunications industry and the Department of Trade and Industry. (Through its Technology and Human Resource for Industry Programme (THRIP), the DTI matches industries’ financial contribution on a one-to-one basis). The programme is designed to promote postgraduate research in communication technology and allied social sciences, and to provide facilities that encourage young scientists and engineers to pursue their interests in South Africa.

Launched in 1997, the programme has built substantial local telecommunications and information technology competence and has realised an investment of approximately R150 million in telecommunications research. There are currently 14 centres, located at tertiary institutions around the country. Annually some 350 students are conducting postgraduate telecommunication research through the Centre of Excellence programme, 70 of whom receive support from Telkom to conduct full-time research.

Each Centre of Excellence has a unique research focus area, examples being distributed multimedia; radio access involving CDMA receivers; ATM and broadband networks; Internet Protocol networks and modelling optical communication. In addition to developing skills in science, engineering and technology, the centres promote partnerships between historically disadvantaged and advantaged institutions. During the past 12 months, for example, the University of the Western Cape and University of Fort Hare became independent Centres of Excellences as they had obtained the critical mass to break away from their historically advantaged institutions, namely the University of Cape Town and Rhodes University.

Telkom is currently supported by the following industrial partners who provide additional funding: Berdare Fibre Optic Cables; Alcatel; ATC; Cisco Systems; Comparex Africa; Ericsson; Grintek Telecoms; Letlapa Mobile Solution; Marconi

26   Telkom SA Limited Group Annual Report 2003

Communications; MarPless Communication Technologies; Molapo Technologies; Siemens; Sun Microsystems and Tellabs.

School of Accounting

The objective of the Training Outside Public Practice (TOPP) programme is to provide professionally accredited training to financial employees in Telkom. The school also provides updates on current financial issues and Continuous Professional Education (CPE) courses with the specific aim of training accountants. Thirty-six students currently participate in the Associate Accounting Technician (AAT) programme, with six students graduating in May 2003. Two students studying towards the Associate General Accountant (AGA) and six towards the Chartered Accountant (CA) qualification are serving articles within Telkom. They are also studying through different institutions towards a formal qualification.

Retention of critical skills

The Company introduced a programme during 1998/99 to develop a critical mass of replacements for individuals with critical skills. Critical Skills Specialist (CSS), are expected to transfer skills to diverse successors, in return for financial rewards. There are currently approximately 100 participants on the programme. In addition, the Company regularly surveys the market to keep remuneration and benefits in line with market trends, particularly in critical environments such as IT, corporate accounts, engineering, planning and marketing. The focus is not necessarily on top performers but on market alignment with respect to employees who possess critical skills.

Employee relations

Union membership

The Company recognises two union formations, namely the Communication Workers Union (CWU) and the Alliance of Telkom Unions (ATU), the latter being an amalgamation of the South African Communication Union (SACU), Solidarity and the Postal and Telecommunication Association (P&T). CWU continues to represent mainly black employees (African, Coloured and Asian) whereas ATU’s membership is largely white. Managers are not represented in the collective bargaining process. The following table below details the extent of unionisation in the Company as at March 31, 2003.

Union representation (%)

Union	Bargaining unit	Management	Overall

ATU	37.9	19.7	36.4
CWU	40.3	8.8	37.8
Non-affiliated unions	0.4	8.0	1.0
No union	21.4	63.5	24.8

Recognition of unions

The Company has a collective recognition agreement with organised labour with the following salient features:

•	Rules for the election of ordinary shop stewards, specifying their rights and obligations.

•	Dispute procedure – for dealing with in-house dispute resolution as well as external resolution through the Commission for Conciliation, Mediation and Arbitration (CCMA).

•	Grievance procedure – ensuring that aggrieved employees’ complaints are fairly and properly addressed.

•	Disciplinary procedure – for dealing with employee misconduct, absenteeism, poor performance, theft, fraud and so on.

•	A full-time shop-steward agreement, specifying the roles and responsibilities of full-time shop stewards, of which CWU has 12 and ATU 6.

Substantive negotiations

In 2000 the Company negotiated a long-term substantive agreement with organised labour, aimed at ensuring labour stability for the Company and salary certainty for employees. This three-year agreement expired on March 31, 2003. Telkom reached a new three-year substantive agreement with the unions in June 2003.

Employee relations climate

Telkom is committed to maintaining open communication channels with its unions. The Company has a history of labour peace with minimal disruption or industrial action. In 2003 6,989 (2002: 11,638) work days were lost due to industrial action.

Strategic Services Agreement

Telkom was party to a strategic services agreement with Thintana Communications, SBC International Management Services Inc. (SBC Management), and Telekom Management Services Sdn. Bhd (Telekom Management). Pursuant to that agreement, Thintana Communications was entitled and obliged, with the right to request others, including SBC Management and Telekom Management and their affiliates, to provide personnel to Telkom. Pursuant to the agreement, SBC Management and Telekom Management provided personnel to Telkom, as requested by Thintana Communications. These personnel filled certain key managerial positions, such as the Chief Operating Officer and the Chief Strategic Officer, in which they provided strategic services for Telkom.

Until recently SBC Communications filled the Chief Financial Officer position. The Chief Financial Officer position will be filled by a South African, appointed by Telkom.

When the original strategic services agreement commenced, up to approximately 75 managerial positions were filled by personnel provided by SBC Management and Telekom Management pursuant to the agreement. As of March 31, 2003, that number had been reduced to approximately 32 such positions. Since May 7, 2002, Thintana Communications has been obliged to make reasonable efforts to fill any of the managerial positions which it is entitled to fill, with members of South African groups historically discriminated against on the grounds of race, colour, origin or gender.

Telkom, and the other parties to the original strategic services agreement, executed a new strategic services agreement on January 16, 2003. This new strategic services agreement became effective on January 16, 2003. Under this agreement, Thintana Communications continues to be entitled and obliged to provide personnel to Telkom, however, the number of employees to be provided is scheduled to decrease over the next two years. Thintana is entitled to the Chief Operating Officer, Chief Strategic Officer and Financial Controller for the duration of the agreement. Telkom itself is entitled to request, if and when it requires, certain additional senior managers during those same two financial years. All the personnel will be appointed to provide the same strategic services as those to be provided under the existing strategic services agreement. As and when vacancies occur in those positions, personnel will be selected by Thintana Communications and provided to Telkom, for appointment by Telkom to fill the vacancies, in accordance with the requirements of the new strategic services agreement. These requirements include a consultative process between Telkom and Thintana Communications for the appointments. Telkom will continue to pay a fee for the services of each person provided under the agreement to Thintana Communications. Fees paid are shown in Note 39 in the consolidated annual financial statements on page 106.

Telkom SA Limited Group Annual Report 2003   27

Mysterious and comforting, Table Mountain anchors the continent at its southernmost tip, saying to the world “This is Africa. Come experience our uniqueness.”

The Telkom-initiated Afrolinque submarine cable is an unprecedented African success, bringing broadband connectivity to the continent. It is a symbol of African hopes, an example of African collaboration and a manifestation of the continent’s progress integrating with the fibre of the global economy.

28   Telkom SA Limited Group Annual Report 2003

Safety, health and environment

Telkom strives to conduct its business in a manner that considers economic, social, safety, health and environmental issues. The safety and health of our employees and the well-being of our consumer and business customers are important for the long-term sustainability of our business.

During the year the Company continued to improve and develop its Safety, Health and Environment (SHE) corporate governance to further comply with international standards on social accountability, reporting and auditing. Telkom is currently evaluating the Global Reporting Guideline as the framework for future reporting on sustainable development, covering safety, health, environmental management and HIV/AIDS management reporting.

Telkom executive management is responsible for compliance to SHE and for driving SHE as an integrated business imperative through the SHE Council and Integration Committee. Since its inception in 1999, the SHE Governance Forum has achieved major milestones by getting the basic legal requirements in place, with a standardised preventative SHE strategy and system to reduce the number of SHE incidents to a significantly lower level.

The SHE Council has set a total of 17 SHE targets, with overall compliance to these targets at 80.5%. Through the Incident Prevention Plan and Continuous Improvement strategy, frequency and severity of incidents has decreased over the past year. Reported incidents decreased by 19% compared to the previous year, and incident frequency rates are well within the projected target of less than five reported incidents per 100 employees. During 2003 1,379 incidents were reported, compared to 1,496 for 2002. The total number of days lost was 16,916 at an estimated cost of R4.1 million. The Company will continue to focus on reducing the number of days lost to incidents and associated costs as part of the SHE targets for 2004.

Telkom SHE performance management reviews are held periodically to evaluate SHE and to ensure its ongoing suitability and effectiveness. For this reason, all components of SHE, including objectives, targets, policy and procedures, are reviewed at least once in every two-year cycle.

In the new financial year the SHE management programme will focus on the following:

•	SHE governance, including change management interventions and benchmarking;

•	Development and enhancement of SHE systems support;

•	Sustainable development initiatives and improved reporting;

•	Telkom health profile and employee wellness;

•	Specialist safety intervention management;

•	Specialist health intervention management, including HIV/AIDS; and

•	Specialist environmental intervention management.

Safety

The implementation of the Occupational Health and Safety Act in January 1994 compelled companies to implement structures and plans to ensure a safe, healthy working environment. As per the Act and international standards, an Incident Prevention Plan is in place, ensuring comprehensive consultation, inspections, investigations, evaluations and auditing.

Telkom has established and is maintaining procedures for the ongoing identification of hazards, the assessment of risks and the implementation of control measures. These procedures include routine and non-routine activities relating to access to the workplace and workplace facilities, whether provided by the Company or others. The results of these assessments and the effects of these controls are considered when setting SHE objectives and targets.

The organisation’s methodology for hazard identification and risk assessment is designed to:

•	Be proactive rather than reactive in scope, nature and timing;

•	Provide for the classification and identification of risks to be eliminated or controlled;

•	Be consistent with operating experience and the capabilities of risk control measures employed;

•	Provide input into the determination of facility requirements, identification of training needs and development of operational controls; and

•	Provide for monitoring to ensure timely and effective implementation.

Health

A health profile study will be completed in the new financial year to generate recommendations on the

Telkom SA Limited Group Annual Report 2003   29

Safety, health and environment continued

management of short and long-term health issues. It will enable the Company to understand (through verified statistics) the status of general employee health and well-being; and implement a cohesive integrated health management strategy that recognises all levels and types of health risks.

A company health profile will enable us to more scientifically quantify and control direct and indirect health-related risks. The aim is to reduce sick leave and absenteeism, improve overall productivity, reduce workers’ compensation claims, minimise injuries both on and off the job and improve employee morale.

Occupational and psychological health is the other component of health management in Telkom. Occupational nurses and medical practitioners ensure medical surveillance and clinical problem solving. As a caring company it is our vision to empower our employees through our employee assistance programme to cope with work-related challenges and personal issues. The programme offers employees and their immediate family members free access to counselling on family and marital issues, HIV/AIDS and balancing work and life demands.

HIV/AIDS

In 1996, Telkom became one of the first organisations in corporate South Africa to introduce an HIV/AIDS response programme, which is now acknowledged as one of the most practical and effective in the country. Telkom was cited in the Prevention Category for its efforts in supporting employees and their families, and for using phone cards to disseminate HIV/AIDS awareness messages.

Current projections show the prevalence rate in Telkom to be below the estimated average in South Africa. As part of the health strategy, prevalence studies will be conducted in the new financial year to verify these projections.

Telkom estimated HIV infection rates

	2001		2002

	HIV+	% HIV+	HIV+	% HIV+

Management	128	4.2	131	4.6
Supervisory	338	4.5	333	4.9
Operational	2,628	8.4	2416	9.1
Support	397	17.5	136	19.0
Student	30	12.9	12	14

Telkom’s response programme aims to:

•	promote HIV/AIDS awareness among employees and provide information pertaining to HIV/AIDS;

•	allay and reduce unrealistic fears about contracting HIV/AIDS at the workplace;

•	protect the human and legal rights of employees who have HIV/AIDS;

•	educate employees to deal with HIV/AIDS in the workplace; and

•	provide support services to employees living with HIV/AIDS, their colleagues and their immediate families.

The programme has five focus areas, namely:

Epidemic containment: Through its programme for the treatment of genital and urinary tract infections, Telkom offers its employees free, confidential screening and treatment, using the services of external occupational health specialists. More than 1,500 condom-dispensers have been installed in Telkom cloakrooms countrywide and approximately 2.5 million condoms have been issued.

Ongoing awareness and education: Telkom has been running awareness and education campaigns for employees for the past three years. During the year, employee support groups and HIV/AIDS ambassadors were established. Industrial theatre, wellness weeks, workshops, exhibitions, distribution of brochures and pamphlets and presentations by people living with AIDS are utilised as communication tools. In addition, various activities involving staff are undertaken in recognition of World Aids Day. Working tools in the form of web-based work instructions, procedures and guidelines are being developed to assist management in dealing with HIV/AIDS and associated issues.

Support for people living with AIDS: Telkom’s psychological counselling programme for employees, their partners or immediate family, is being extended to include medical, legal and financial advice. The programme aims to assist employees living with HIV/AIDS to plan for the future and to improve their well-being. Employees also have access to pre- and post-test counselling services. Peer education training has been initiated in KwaZulu-Natal to further extend the support base for employees, using a train-the-trainer format.

Economic containment: This deals with analysing the impact of the epidemic on the Company in terms of absenteeism, loss of productivity, incapacity and death. It also involves identifying high impact areas such as the Company liability towards retirement and medical funding and the formulation of associated strategies.

Communication and networking: The programme is being reviewed to incorporate greater community involvement and research in the corporate sector. It has already been extended to bursary students and initiatives are under way to expand it to identified schools across the country.

Telkom has also strengthened its relationships with external HIV/AIDS organisations such as the Global Business Council and the South African Business Coalition on HIV/AIDS. The Company is represented on the Steering Committee of the newly formed South African Chamber of Business HIV/AIDS Initiative, the South African Bureau of Standards AIDS Initiative and the Wellness Council of southern Africa.

Cost and risk management lie at the core of the health management strategy. The challenge is to quantify health risks and to translate these into long- term cost-containment interventions. Future plans include the full implementation of an internationally recognised HIV/AIDS management system, which will include partnerships with educators, research institutions and best-practice organisations.

Customer health and safety

The Occupational Health and Safety Act (section 9(1)) stipulates that every employer shall do business in a way that ensures persons other than employees are not exposed to health or safety hazards. For this reason, no unauthorised persons may enter Telkom premises without permission. In restricted areas, notices and signs are prominently displayed to indicate restricted or unauthorised access to Telkom premises. All outdoor working areas are demarcated and proper signage is displayed.

30   Telkom SA Limited Group Annual Report 2003

Environment

Telkom first introduced its Environmental Management System in 1997, aimed at ensuring compliance with all relevant environmental legislation, reducing consumption of resources, applying environmentally friendly procurement policies, and raising environmental awareness among staff.

Environmental milestones reached since 1997 include:

•	The training of approximately 35,000 Telkom employees in the field of environmental management;

•	The design and implementation of environmentally friendly procurement practices, waste recycling and greener materials management;

•	A national corrective action plan for Telkom infrastructure in sensitive environments;

•	Environmental accounting mechanisms and techniques, producing data on company-wide environmental performance;

•	The establishment of formal and informal environmental structures and communication channels;

•	An electronic environmental impact reporting process and database supported by certified audit criteria and review processes; and

•	Partnerships with organisations such as the Endangered Wildlife Trust, the South African National Park Board and sponsorships of Governmental environmental initiatives.

Internal SHE management consultants do tests and verify legal compliance on all Telkom sites using a Telkom Audit Assistant program to assist management in instituting corrective action. Telkom has established and is maintaining a procedure to identify legal and other applicable SHE requirements.

Water and biodiversity

An environmental practice partnership with the EWT (Endangered Wildlife Trust), has enabled Telkom to develop a GIS-based dataset that allows an understanding of the biodiversity of an area in South Africa. The rollout of Digital Enhanced Cordless Telecommunications (DECT) allowed a move from conventional lines and associated environmental impacts. Although masts are not totally impact free, it decreases the impact on the natural environment and communities. Telkom is investigating the possibility of implementing a wind generator on certain strategic masts and towers to limit the need for access roads and raw material consumption.

Telkom has a constructive, but no legal obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.

Emissions, effluent and waste

Only designated facilities (areas away from storm water drains) are used to clean vehicles and mechanical aids thereby preventing harmful substances from entering storm water drains. All cleaning materials are used in accordance with supplier instructions.

Products, services and supplies

Service level agreements have been established with TFMC and Debis. A key aim is to ensure that goods and services procured comply with Telkom’s environmental policy and environmental laws and regulations. Telkom’s environmental standards must appear in all procurement tenders and contracts, and the principle of ‘reduce, re-use, recycle and disposal’ is applied.

Materials and energy

Materials and energy consumption

Year ending March 31,	Actual use 2003	Target 2004

Natural resources[3]	n/a	n/a
Water consumption	Approximately R5 million	8% reduction
Energy Use	Approximately R5 million	8% reduction
Waste generated[1]	Approximately R4,5 million	8% reduction
Waste avoidance[2,3]	n/a	n/a
Emission reduction[3]	n/a	n/a

1.	Waste generation refers to the amount of waste generated by the Company

2.	Waste avoidance refers to the amount of waste that is not discarded but instead is re-used or recycled. It can also refer to the percentage by which a system or programme reduces the amount of waste that would have been generated but for the system or programme

3.	Not available. Measurement indicators in development

Telkom SA Limited Group Annual Report 2003   31

In 1994 South Africans cast their votes in the country’s first democratic elections. For the majority it was a new experience. The cry of freedom sounded across the country, and so began the forging of a unified nation.

Telkom and Vodacom bring communication solutions to the people of South Africa, connecting and empowering them, and setting them free.

Telkom SA Limited Group Annual Report 2003   32

Corporate social investment

The Telkom Foundation pursues a philosophy of focused empowerment and sustainable development. Key focus areas are improving the quality of education and training, and promoting mathematics, science and technology amongst learners.

The Telkom Foundation

The Telkom Foundation enables Telkom to play an active role in South Africa’s socio-economic development. Telkom founded the Foundation in 1998. With a budget of R100 million over five years, its principal objective was to contribute to the transformation of disadvantaged communities through sustainable development programmes.

On July 1, 2002, the Foundation was established as an autonomous legal entity of Telkom SA Limited and a non-profit organisation. It is now registered as a Trust with a Board of Trustees and its own Chief Executive Officer. Despite its autonomy, the Foundation remains Telkom’s sole corporate social investment arm tasked with coordinating the Company’s social investment activities.

The Foundation continues to pursue a philosophy of empowerment and sustainable development by establishing partnerships with national and provincial role players in government and non-government organisations, ensuring full community involvement and building relationships and structures in previously disadvantaged communities.

The focus of the Foundation’s activities is on:

•	mathematics, science and technology;
•	empowerment of women, children and people with disabilities; and
•	education and training

During the year under review, the Foundation donated R37.7 million. 42% was allocated to mathematics, science and technology, 32% to empowerment projects and 11% to education and training. A further 15% was spent on general projects.

Foundation projects

Mathematics, science and technology

102 Dedicated Schools Project (Dinaledi)
The Foundation is a leading participant in the national ministerial initiative for the improvement of mathematics and science education, one of the country’s greatest developmental challenges. The Foundation equipped 35 schools with fully networked computer laboratories.

Telkom Department of Communications World Internet Laboratories
The Foundation provided standardised internet laboratories at 10 previously disadvantaged universities, technikons and technical colleges.

Telkom Super Centre Computer Laboratories
Two hundred fully networked computer laboratories consisting of computers, printers and internet connectivity were completed in 2002. Teacher training will be completed in July 2003.

University of the North (people with disabilities)
Telkom supported students with disabilities at the University of the North by providing educational aids to the value of R250,000.

Ithuteng Trust
Ithuteng is a rehabilitation centre in Soweto that caters for abused and neglected children. The Foundation provided the centre with a computer laboratory, internet connectivity and telephone lines to support the counselling service. In addition, Telkom provided bursaries to four students.

Empowerment projects

People with disabilities
Nine special schools for disabled persons received fully networked computer laboratories and learning aids valued at more than R1 million per school.

Enterprize
Enterprize is an annual competition aimed at developing and encouraging entrepreneurship among South Africans. The 2002 competition, which attracted almost 500 entries, saw prize money totalling R500,000 being awarded to five entrepreneurs.

Gateway
Gateway is the training component of the Enterprize competition and is aimed at enabling

Telkom SA Limited Group Annual Report 2003   33

Corporate social investment continued

people from disadvantaged communities to compete effectively. The Foundation sponsored the mentorship of 60 high-potential people.

National Plan of Action for Children (NPA)
The Foundation funded the National Plan of Action for Children, which is co-ordinated from the Office of the Presidency. An amount of approximately R800,000 was donated.

Ucingo
Ucingo, seeks to empower women in rural areas by supplying master weavers with waste copper cable for use in the making of crafts and corporate gifts. The Foundation provides waste copper cable and training in weaving and business skills.

Education and training

Education Africa Forum
The Foundation sponsored the printing of the Education Forum, a book produced by the NGO, Education Africa. The book was distributed to 1,000 Foundation Schools.

I-Afrika Entsha
The I-Afrika Entsha community centre in Pietermaritzburg received Foundation support in the form of teacher workshops, teacher honoraria and science kits.

Maths and Science Teacher of the Year Award
Initiated in 1998, the annual award is a partnership between the Foundation, education NGO Protec and the Sowetan newspaper, and is aimed at recognising teachers for their dedication and inspiration in disadvantaged schools. The Foundation provided 17 computers as prizes.

Rally to Read
The Foundation supported the purchase and delivery of educational books from the Read Educational Trust to selected schools in all provinces except Gauteng.

Sunday Times ReadRight
The project aims to provide reading and learning material to educators and learners to encourage learning. The Foundation supported the ReadRight supplement in the Sunday Times by sponsoring the production of the supplement and the distribution of copies of the Sunday Times to 150 Foundation schools.

Most Improved School Awards
The project supports the most-improved schools award of the Department of Education, aimed at improving the quality of education. The Foundation provided 30 computers to winning schools.

Telkom Careers & Training 2002 Expo
The Foundation supported a careers exhibition for Cape schools by funding the event and awarding a bursary to a learner for engineering studies at the University of Cape Town.

Sediba
The project is aimed at upgrading the skills of black mathematics and science teachers. Teachers are trained for a period of two years after which they obtain a diploma that gives them access to post graduate studies. During the year, the Foundation assisted 250 teachers at the Potchefstroom University.

Ikateleng
Ikateleng is aimed at enabling learners to meet the admission requirements for tertiary studies in mathematics and the natural and economic sciences. In all, 144 learners participated in this programme at the University of Potchefstroom during the year.

Thintana

Thintana’s investment of more than R120 million since 1998 has contributed to improving the quality of life of many South Africans. Creating a knowledge based society was a primary focus. R8 million was spent during the year ended March 2003.

Sponsorships

Telkom has a clear sponsorship strategy, centred on a programme of national business, sports and cultural events designed to enable and support talented South Africans while positively promoting the Telkom brand. In sponsoring sporting and cultural events, we ensure that these dovetail with our economic and social initiatives, all working together to strengthen our country’s societal fabric.

Proudly South African

Telkom has committed R8.3 million over three years to Proudly South African, an organisation established to create jobs, increase demand for South African products and services, and encourage companies to improve their quality and competitiveness.

Old Mutual Telkom National Choir Festival

In 2002, the national choir festival celebrated its 25th year, also attracting participants from Swaziland, Lesotho, Botswana and Zimbabwe. The primary focus of the festival is to identify talent and develop choirs and musicians to their full potential. Telkom has been an active sponsor since 1998 and the event continues to grow.

Telkom Charity Cup

This premier league soccer event benefits a substantial number of charities that work with children, the aged, the infirm and the disabled. More than R1.6 million was raised for these charities during the 2002 NSL/Telkom Charity Cup. Telkom has renewed the sponsorship for a further five years.

Telkom Learn To Swim programme

The Telkom Learn To Swim programme, conducted in conjunction with Swimming South Africa, actively promotes water safety among South African children. Approximately 24,000 children participated in basic skills training and recreational galas during the year under review. The sponsorship has been extended for another three years.

Golf sponsorships

Telkom’s sponsorship of the Professional Golf Association (PGA) event started in 2000 and is an important brand-building opportunity for Telkom Business, as it is broadcast live by the SABC. The Company sponsors two Pro Range golf academies, in Johannesburg and Cape Town. Telkom also sponsors the Nedbank Ladies Professional Golf Tour, which enables South African professional and amateur golfers to compete with international players.

Johannesburg Philharmonic Orchestra

Telkom sponsored the Johannesburg Philharmonic Orchestra’s (JPO) family Christmas concert, which raises funds for the JPO and the broader community via the Robin Good charity organisation.

Tribute Achievers Award

Telkom is the premier sponsor of the Tribute Achievers Award which recognises African excellence in the fields of politics and business.

2010 World Cup bid

In May 2003, Telkom announced its sponsorship of South Africa’s Soccer World Cup bid. Telkom intends to be involved with the bid past next year’s decision by FIFA, and will continue its involvement until 2010 if South Africa is successful in its campaign.

34   Telkom SA Limited Group Annual Report 2003

Economic empowerment

A business imperative

While supporting Government’s commitment to transformation as demonstrated in its economic empowerment strategy, Telkom believes economic empowerment initiatives should extend beyond satisfying statutory criteria.

Telkom views economic empowerment as a strategic business imperative. This approach is based on the Company’s belief that the economically marginalised segments of society must be brought into the mainstream of the economy. Telkom furthermore believes that if South Africa is to reap the benefits that come with integration into the global economy, a number of essential requirements must be met.

First, a broad base of South Africans must be able to access and become skilled users of electronic communication systems, paving the way for a genuine knowledge-driven economy. Second, entry must be facilitated for as many organisations and people as possible to participate in the industry, which underpins the new economy.

Guided by these beliefs, Telkom became one of the first companies in South Africa to develop and implement an economic empowerment programme aimed at ensuring constructive participation of black, female and disabled South Africans in the economy. We also initiated a capacity-building drive targeted specifically at Small, Medium and Micro Enterprises (SMMEs) in the Information, Communication and Technology (ICT) field.

This programme has been based largely on the creation of a business ecological system that encourages traditional suppliers to support black business through capacity-building initiatives such as joint ventures, strategic alliances; skills transfer programmes and the desegregation of contracts.

The programme focuses on the following key objectives:

•	Procuring goods and services from black-owned ICT companies;
•	Developing a strategic supplier base for a deregulated telecommunications industry;
•	Job creation programme to secure opportunities for former employees and unemployed people, and to ensure black equity participation in outsourced contracts;
•	Ongoing initiatives to ensure appropriate skills level among staff;
•	Black SMME supplier development and enabling empowerment companies to participate in local manufacturing; and
•	Ensure long-term sustainability of suppliers.

Telkom has taken its capacity building initiative further by introducing courses that assist suppliers in reading, understanding and reacting to market dynamics. During the year ended March 31, 2003 Telkom trained 724 suppliers in categories ranging from tender courses to basic business management.

Outperforming the scorecard

The past year saw Telkom exceeding some of the Department of Trade and Industry’s (DTI) proposed empowerment weightings. Whereas DTI suggests a 20% equity ownership to be considered for tenders, Telkom’s weighting is 30% — a deliberate strategy to encourage black ownership within the ICT sector.

For tender evaluation, Telkom’s weighting of 45% on management, employment equity and skills development exceeds DTI criteria by 5%, while the 10% weighting on enterprise development compares favourably with DTI criteria.

Since April 1, 1997, Telkom has spent close to R19 billion to meet its empowerment objectives.

Capacity-building programme

A special fund has been created under the direction of the Chief Executive Officer for economic empowerment capacity-building initiatives.

•	Price preference — Telkom awards price preferences as a means of building capacity in deserving black SMMEs. The price preference gives black suppliers a competitive edge over traditional suppliers when bidding.
•	Price matching — this proactive bias strategy compels black suppliers to match the budgeted amount or most preferred price before they can be awarded a contract in place of traditional suppliers, on condition that they meet all other aspects evaluated.
•	Short-term payment cycles — a short payment cycle of not more than 15 working days after receipt of a valid invoice and proof of delivery is awarded to selected black SMME suppliers as a means of capacity building and on the recommendation of the economic empowerment department. During the 2003 financial year, over R385 million was paid to 152 suppliers.
•	Set asides — where appropriate, some tenders are set aside for the exclusive participation of black SMME suppliers. This initiative provides black suppliers with increased business opportunities that will enable them to compete among themselves.
•	Performance guarantee — this capacity-building fund is used to provide performance guarantee certificates on behalf of black SMME suppliers who are unable to provide or raise the guarantee from their own sources.

Future challenges

Education and engagement, both with traditional and emerging suppliers, are important challenges for the future. Telkom will continue to educate both local and international business on its expectations with respect to economic empowerment. These include the need to sustain emerging black business, a focus on employment equity versus equity ownership and the role of business in developing a sustainable marketplace. The engagement process will include capacity-building initiatives, transferring of business competencies and enforcing of supplier commitments on economic empowerment.

Telkom will continue to eliminate suppliers that do not honour commitments, and will vigilantly guard against enrichment tendencies and without patriotism. The Company will also develop courses in collaboration with suitable institutions, to contribute to business competencies that support long-term sustainability.

Telkom SA Limited Group Annual Report 2003   35

Five-year financial review

	1999	2000	2001	2002	2003	2003
For the year ended March 31,	ZAR	ZAR	ZAR	ZAR	ZAR	US$[1]

Amounts in accordance with IFRS	(unaudited)
Income statement data
(in millions, except per share amounts)
Operating revenue	23,029	27,113	31,352	34,197	37,600	4,759
Operating profit	3,436	3,908	4,984	4,191	6,514	824
Profit before tax	2,565	2,041	2,405	2,153	2,784	352
Profit after tax	1,908	1,540	1,690	1,280	1,735	219
Net profit	1,853	1,527	1,622	1,221	1,630	206
Number of ordinary shares outstanding (millions)	557	557	557	557	557	557
Basic earnings per share (cents)	332.7	274.1	291.2	219.2	292.6	37.0
Dividends per share (cents)	98.1	59.6	—	—	—	—

Balance sheet data
Total assets	37,420	47,276	53,537	55,208	53,154	6,729
Current assets	7,580	11,010	12,674	10,997	9,921	1,256
Non-current assets	29,840	36,266	40,863	44,211	43,233	5,473
Total liabilities	24,496	33,879	38,449	38,243	34,612	4,381
Current liabilities	12,985	14,371	15,303	12,646	14,108	1,786
Non-current liabilities	11,511	19,508	23,146	25,597	20,504	2,595
Minority interests	84	47	116	133	194	25
Shareholders’ equity	12,840	13,350	14,972	16,832	18,348	2,323

Cash flow data
Cash flow from operating activities	6,123	4,917	6,165	8,171	9,748	1,234
Cash flow used in investing activities	(12,658)	(9,107)	(9,964)	(9,250)	(5,731)	(725)
Cash flow from/(used in) financing activities	6,383	5,051	3,439	66	(3,026)	(383)

Other data
Headline earnings per share	n/a	199.9	341.8	299.3	314.0	39.7
Net asset value per share (cents)	2,305.1	2,396.6	2,687.8	3,021.7	3,293.9	416.9
EBITDA	6,387	8,082	10,036	9,599	12,807	1,621
Total debt	n/a	21,974	26,268	25,401	22,417	2,838
Capital expenditures excluding intangibles	12,690	9,461	9,889	9,004	5,712	723
EBITDA margin (%)	27.7	29.8	32.0	28.1	34.1	34.1
Operating profit margin (%)	14.9	14.4	15.9	12.3	17.3	17.3
Net debt to equity (%)	n/a	141.1	144.3	129.9	109.5	109.5
Capital expenditure to revenue (%)	55.1	34.9	31.5	26.3	15.2	15.2

1.	Convenience translation at a rate of R7,90 = US$1.

36   Telkom SA Limited Group Annual Report 2003

Five-year operational review

For the year ended March 31,	1999	2000	2001	2002	2003

Fixed-line data
Fixed access lines (thousands)	5,075	5,493	4,962	4,924	4,844
Postpaid – PSTN	4,768	4,668	3,930	3,554	3,285
Postpaid – ISDN channels	154	271	374	467	563
Prepaid	n/a	381	480	708	817
Payphones	153	173	178	195	179
Fixed-line penetration rate (%)	12.1	12.8	11.4	11.1	10.7
Revenue per fixed access line (ZAR)	n/a	3,869	4,297	4,729	4,989
Total fixed-line traffic (millions of minutes)	n/a	31,127	32,915	32,973	32,868
Fixed-line employees (excluding subsidiaries)	61,237	49,128	43,758	39,444	35,361
Fixed-line employees (including subsidiaries)	n/a	49,766	44,459	40,030	35,942
Fixed lines per fixed-line employee	83	112	113	125	137

Mobile data[1]
South Africa
Mobile customers (thousands)	1,991	3,069	5,108	6,557	7,874
Contract	867	963	1,037	1,090	1,181
Prepaid	1,101	2,082	4,046	5,439	6,664
Community services telephones	23	24	25	28	29
Mobile churn (%)	26.5	31.8	23.3	27.2	30.4
Contract	16.1	17.4	18.7	14.5	11.9
Prepaid	39.3	40.5	24.8	30.1	34.0
Mobile market share (%)	60	59	61	61	57
Mobile penetration (%)	8.0	12.1	19.1	24.2	30.2
Total mobile traffic (millions of minutes)	—	5,669	7,472	8,881	10,486
Mobile ARPU (ZAR)	358	266	208	182	183
Contract	n/a	481	493	560	629
Prepaid	n/a	132	98	93	90
Community services	n/a	n/a	1,453	1,719	1,861
Mobile employees	3,446	4,048	4,102	3,859	3,904
Mobile customers per mobile employee	578	758	1,245	1,699	2,017
Other African countries
Mobile customers (thousands)	5	12	104	306	773
Mobile employees	n/a	43	170	494	502
Mobile customers per mobile employee	n/a	279	612	619	1,540

1.	100% of Vodacom

Telkom SA Limited Group Annual Report 2003   37

Group structure

38   Telkom SA Limited Group Annual Report 2003

Operational review

Fixed-line communications

The fixed-line segment is the largest, based on revenue and profit contribution and includes all the operating activities from Telkom’s fixed-line voice and data communications services business, as well as directory services through the 64.9% owned Telkom Directory Services subsidiary and wireless data services through the wholly-owned Swiftnet subsidiary.

Key achievements

•	Reduced fixed-line operating expenses by 1%

•	The launch of ADSL in August 2002

•	The launch of the intercontinental submarine cable in May 2002

•	The launch of the Telkom Agency for Career Opportunities in October 2002, an innovative programme specifically focused on the responsible deployment and reskilling of redundant staff

•	Fixed-line data revenue growth of 15.2%

•	Fixed-line prepaid customer growth of 15.4%

Telkom SA Limited Group Annual Report 2003   39

Operational review — fixed-line continued

Telkom groups its fixed-line customer base into three categories to more effectively target and service customers: business, residential, and payphone customers.

Business customers

Business customers comprise of global and corporate customers, business customers, government customers and wholesale customers with separate sales and marketing departments geared to each of the sub-categories within the business customer category. The business customer category accounted for approximately 71% of our fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 41% of our fixed access lines as of March 31, 2003.

Global and corporate

Global and corporate customers comprise 225 of South Africa’s largest financial, retail, manufacturing and mining companies with domestic and international operations. Telkom has increased sales and marketing efforts aimed at raising loyalty levels among large global and corporate customers. Telkom offers tailored packaged solutions and seeks to enter into long-term relationships with global and corporate customers in order to maintain our leadership position in this customer market. Corporate account managers are used to service such accounts.

Business and Government

Business and Government customers comprise approximately 550,000 large, medium and small business and governmental accounts. Government customers, excluding Government-owned para-statal companies, accounted for approximately 7% of fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 3% of fixed access lines as of March 31, 2003. The top 500 business customers within this category are targeted separately. Telkom also offers tailored packaged solutions and seeks to enter into long-term relationships with medium-sized business customers in this category. In addition, we have established a customer relationship unit to focus on retaining business customers. Products and services are sold to these customers primarily through customer account managers and representatives, the Telkom Business Call Centre and customer service branches. As of March 31, 2003, we had over 140 customer service branches located throughout South Africa to assist business customers in finding the products and end-user equipment that best fits their needs. There is increased demand for value added products by the business segment such as teleconferencing, Smart Access and Intelligent Call Forwarding.

Wholesale

Wholesale customers comprise of mobile operators, domestic licensed network operators, international operators and value-added network service providers. Products sold to wholesale customers include mobile voice termination services, international voice termination services, leased line data services and international transiting services. Telkom also provides internet protocol services to other internet service providers. Telkom is currently focusing on developing wholesale products that cater for the needs of a more liberalised fixed-line market in South Africa. The marketing and sales strategy for the wholesale services market is to be the carrier of choice for other operators. Telkom has invested a substantial amount into its state-of-the-art network both in South Africa and in our international undersea cables, and intends to compete in this market by offering destination-specific wholesale based prices targeted at this customer market.

Residential customers

Residential customers comprise of both prepaid and postpaid residential customers using PSTN, ISDN and ADSL services. Residential customers accounted for approximately 25% of fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 55% of fixed access lines. Prepaid residential customers accounted for approximately 31% of residential customers as of March 31, 2003.

Telkom is seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers’ lifestyles, while at the same time increasing revenue per customer. Calling plans that target high use customers are designed to increase consumers’ value for money. During 2003, extensive advertising campaigns were conducted to educate residential customers about tariffs and price advantages. Residential products are sold through customer call centres, customer service branches, mobile vans, Vodacom’s customer service branches, kiosks, the South African Post Office, independent distributors and vendors and through telemarketing. Telkom is focused on increasing the penetration of ISDN and ADSL services to retail customers through targeted direct advertising to high internet usage subscribers.

Payphone customers

Payphones comprise of public and private payphone units. Payphones accounted for approximately 4% of both total fixed-line revenue, excluding directories and other revenue, and total fixed access lines as of March 31, 2003.

In order to increase sales in the payphone services business, Telkom provides easy access through the effective placement of phones and phonecard outlets in high traffic areas. The key focus area is the premier market, which includes garages, prisons and malls. In furtherance of this goal, nationwide contracts with multi-location telephone providers are targeted to ensure wider distribution of payphones. Payphone products are sold through sales managers and representatives and call centres. In order to improve efficiencies in public services and telephony, Telkom implemented a quality management system in compliance with SABS ISO9001: 2000 standards, which has been certified by the South African Bureau of Standards.

Customer care and service

Customer care is one of Telkom’s top priorities. A number of customer care initiatives tailored to different customer segments are offered. Service managers are allocated to each of our global and corporate customers, who are responsible for ensuring that all new installations and repairs are performed in a satisfactory and timely manner. In addition, a corporate customer call centre has been established in Cape Town for global and corporate customers, capable of making minor infrastructure changes from a single location. Service level agreements are offered on a number of existing data communications products, technology allowing. VIP status is conferred on each of the global and corporate customers and other selected customers, allowing them direct access to key people within the organisation to ensure quick resolution of any problems they may have regarding products and services.

In 2000, an ambassador programme was initiated for medium and small business customers. Under this programme, participating managers each adopt a few business customers and act as a single point of contact for those customers in the event of any problems with products and services. In addition, the Telkom Business Centre provides customer support for medium and small business customers. Service level agreements are also offered for data communications products to medium and small business customers.

40   Telkom SA Limited Group Annual Report 2003

We offer a broad range of internet-based customer care tools. We operate, for example, an e-mail service centre where our customers can contact and receive responses from our customer service representatives by e-mail. We also have a website with answers to frequently asked questions, service bulletin boards and tools to change passwords and other personal data on line.

Products and services

Subscriptions and connections

Telkom provides postpaid, prepaid and public and private payphone customers with digital and analogue fixed-line access services, including PSTN lines, ISDN lines, ADSL, which we launched in August 2002, and wireless access between a customer’s premises and the fixed-line network. Telkom was the first fixed-line operator in the world to provide prepaid service on a fixed-line network. The prepaid service offers customers an alternative to the conventional postpaid fixed-line telephone service.

Telkom also offers subscriptions to value-added voice services such as call forwarding, call waiting, conference calling, voice-mail, Freecall, ShareCall, speed dialling, enhanced fax services and calling card services for payphones. These services complement the basic voice services and provide additional revenue while satisfying customer demand, enhancing the brand and increasing customer loyalty.

Telkom provides payphone services throughout South Africa. In July 2001, we launched a new community container payphone programme, that places payphones in secure central locations in under-serviced and outlying areas.

As of March 31,	2002	2003	% change

(thousands)
Postpaid PSTN	3,554	3,285	(7.6)
Business	1,578	1,494	(5.3)
Residential	1,976	1,791	(9.4)
Prepaid PSTN	708	817	15.4
ISDN channels	467	563	20.6
Payphones	195	179	(8.2)

Total access lines	4,924	4,844	(1.6)

During the year ended March 31, 2003, our fixed access lines were adversely impacted by customer migration to mobile services and disconnections due to customer non-payments as well as lower connections primarily in the year ended March 31, 2003. The decrease in postpaid PSTN lines was partially offset by an increase in postpaid ISDN channels and prepaid lines. Telkom has improved the quality of its customer base through the value-added offerings and has reduced the levels of nonpayment.

As of March 31,	2002	2003	% change

(thousands)
Opening balance	4,962	4,924	(0.8)
Net line growth	(38)	(80)	110.5
Connections	1,037	936	(9.7)
Disconnections	(1,075)	(1,016)	(5.5)
Closing balance	4,924	4,844	(1.6)

Churn (%)	21.7	20.8	(4.1)

Telkom offers telecommunications equipment sales, such as telephones and private branch exchange systems, related post-sales maintenance and service for residential and business customers in South Africa. The market in South Africa for such equipment and systems, commonly known as customer premises equipment, is characterised by high competition and low profit margins.

Traffic

Telkom offers local, long distance, fixed-to-mobile and international outgoing telephone services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance and the length and time of day of calls. Local traffic services are for calls made to destinations less than 50km from origination. Long distance traffic services are for calls made to national destinations greater than 50km from origination. Telkom also provides international outgoing telephone services, including both voice and data traffic.

Year ended March 31,	2002	2003	% change

(millions of minutes)
Local	20,252	20,396	0.7
Long distance	4,895	4,728	(3.4)
Fixed-to-mobile	4,390	4,135	(5.8)
International outgoing	375	439	17.1

Total traffic	29,912	29,698	(0.7)

Traffic was adversely affected by a decrease in the number of fixed access lines in service during the year ended March 31, 2003 primarily as a result of customer migration to mobile services and disconnections due to customer non-payments. In addition, traffic was adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line services.

Telkom continues to introduce products to stimulate traffic such as Infinite Call (previously called R7 Call) to mitigate the loss of minutes to mobile and has recently embarked on educating the market on the price competitiveness and quality characteristics of fixed-line services.

Interconnection services

Telkom provides interconnection services to the three mobile operators, Vodacom, MTN and Cell C, consisting of call termination and call transit, as well as access, through our network, to other services. These include FreeCall 080, ShareCall 0860 and HomeFree, emergency services and directory enquiry services. Telkom will also be required to provide interconnection services to the second national operator and to other licensees.

Telkom provides interconnection services to international operators in respect of incoming international calls and transiting traffic through South Africa and other countries. Telkom is seeking to establish itself as the principal international telecommunications hub for Africa through its investments in undersea cables and the network and arrangements with other fixed-line operators in Africa, ensuring continued increases in international transiting traffic revenue.

Year ended March 31,	2002	2003	% change

(millions of minutes)
Domestic mobile interconnection traffic	2,008	2,099	4.5
International interconnection traffic	1,053	1,071	1.7

Total	3,061	3,170	3.6

The increase in domestic mobile interconnection traffic in the year ended March 31, 2003 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market and the introduction of per second billing by mobile operators partially offset by increased mobile-to-mobile calls. International interconnection traffic increased primarily due to increases in international termination traffic, partially offset by decreased international transiting traffic due to aggressive competition from other international carriers.

Data communications services

Telkom offers a wide range of national and international data communications services, including:

•	data transmission services, such as leased lines and packet-based services;
•	managed data networking services; and
•	internet access and related information technology services.

Telkom SA Limited Group Annual Report 2003   41

Operational review — fixed-line continued

Data transmission services

Data transmission services provide the connection of information technology applications over wide area networks. These services include leased lines and packet-based services. Telkom has a growing portfolio of data transmission products tailored to different customer needs from high bandwidth mission-critical applications to low bandwidth applications. Telkom also offers customers tailor-made cost effective customer specific solutions. At March 31, 2003 Telkom had 418,104 voice-grade equivalent (64 Kbits/s) data leased lines.

Leased lines. Telkom is the sole provider of national and international leased lines in South Africa. Leased lines are the principal data transmission service and include Diginet, Diginet Plus and Megaline services. Telkom also provides leased lines to broadcasters for audio and video services.

Leased line	Bandwidth

Diginet	9.6 Kbit/s to 64 Kbit/s
Diginet Plus	128 Kbit/s to 2 Mbit/s
Megaline	2 Mbit/s to 155 Mbit/s
Broadcasting
Audio	64 Kbit/s
Video	34 Mbit/s

Packet-based services. These services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept. The packet-based services include packet-switched services, frame relay services, asynchronous transfer mode based services and internet protocol based services.

Managed data networking services

Managed data networking services combine data transmission services discussed above with active network management. Telkom offers a wide range of integrated and customised networking services, including planning, installation, management and maintenance of corporate-wide data, voice and video communications networks, as well as other value-added services, such as capacity, configuration and software version management on customers’ networks. Telkom offers guaranteed service level agreements on a wide range of products, which guarantee availability, or uptime, of the network, through the use of the national network operations centre.

As of March 31,	2002	2003	% change

(number of sites)
Terrestrial based	2,139	3,511	64.1
Satellite-based	3,545	4,218	19.0

Managed network sites	5,684	7,729	36.0

Internet access services

Internet access services. Telkom is one of the leading internet access providers in South Africa in the wholesale internet access provision market and is focused on growing market share in the retail internet access market. Telkom packages TelkomInternet products with ADSL and ISDN services.

The South African internet exchange, or SAIX, is South Africa’s largest internet access provider offering dedicated and dial-up internet connectivity and private label internet service provider services to corporate customers and internet service provider companies. These services include e-mail, web page hosting, administration, technical support, virus protection and domain name registration. SAIX has offered fixed-line network internet access through dial up service since 1997. SAIX derives revenue for its access services primarily from fees paid by customers for its dial-up services.

Telkom launched TelkomInternet in January 2000 to provide dial-up internet access service for residential customers and small businesses. TelkomInternet derives revenue primarily from fees paid by customers for its dial-up services.

As of March 31,	2002	2003	% change

Wholesale
Internet leased lines	778	1,156	48.6
Internet leased lines – equivalent 64kb/s	2,876	4,635	61.2
Dial-up ports	8,557	12,411	45.0
Retail
Internet customers	48,995	98,690	101.4

Information technology and related services

Telkom has recently expanded its data offering to selected information technology services, including local area network services, data centre hosting services, managed infrastructure hosting, web application hosting, security services, disaster recovery and storage services and application service provider hosting. Telkom also offers e-commerce products and services, including electronic data interchange, hosted procurement marketplace, payment gateways, electronic storefronts, electronic bill presentment and electronic protocol translation services. CyberTrade, the web-based e-commerce service, provides a secure platform for online banking and stock market trading, electronic purchasing and for accessing critical information.

Directory and other services

Directory services. Telkom owns 64.9% of Telkom Directory Services (TDS), the largest directory publisher in South Africa, providing white and yellow page directory services and electronic white pages. TDS also provides electronic yellow pages and value added content through full-colour advertisements. TDS has improved the accessibility and distribution of the directories through door-to-door delivery and electronic media. TDS published 7.7 million white and yellow pages in 2003. Telkom provides national telephone enquiries and directory services.

Wireless data application services. Telkom owns 100% of Swiftnet, which operates under the name Fastnet Wireless Service. Fastnet is a wireless network providing asynchronous wireless access on our X.25 network, Saponet-P, to its customer base. Services include retail credit card and point-of-sale terminal verification, telemetry, security and vehicle tracking.

Tariffs

The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services that we previously had the exclusive right to provide, including installations, prepaid and postpaid line rental, local, long distance and international calls, fixed-to-mobile calls, public payphone calls, ISDN services, Diginet and Megaline products. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2003 was included in this basket. Prices on these services are filed with ICASA for approval. Revenue from services in this

42   Telkom SA Limited Group Annual Report 2003

basket may not be used to subsidise other products and services outside the basket. Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index, and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, prior to January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa during any year. Effective January 1, 2003, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa during any year.

In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing which provided for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index of 12.5% for the 12 months ended September 30, 2002.

Network

Network quality

Improvements in customer service have been facilitated by investments in the national network operations centre and the new data centre. These investments have increased Telkom’s ability to identify and anticipate future customer needs more rapidly and to provide the appropriate solutions and services. There are six installation and fault management centres to address faults, installation and service appointment scheduling.

Overall, installation and repair times and service quality have improved significantly, although fault rates have been adversely affected by theft and vandalism in the year ended March 31, 2003. A number of efforts to curb theft and vandalism have been introduced, including the introduction of alarms, security patrols and other technologies. In 2003, additional measures introduced to combat theft included the concrete encasing of copper cable routes, installation of security manhole lids, burying cables and overhead optic fibre and upgrading copper routes with technology less prone to theft. As a result of Telkom’s efforts, service measures have improved in the year ended March 31, 2003.

Year ended March 31,	2002	2003

Installation (days)
Mean time to install residential voice	8	9
Mean time to install business voice	5	2
Mean time to install corporate voice	3	0.4
Mean time to install ISDN	31	15
Mean time to install 2Mb data	35	26
Mean time to install subrates data	23	20

Repair (hours)
Mean time to repair business voice	16	13
Mean time to repair corporate voice	14	7
Mean time to repair 2Mb leased lines	3	3
Mean time to repair subrate leased lines	6	4

Service measures
Number of residential faults per 1,000 lines	528	482
Number of business faults per 1,000 lines	265	242
Number of faults per 1,000 subrates	919	847
Number of faults per 1,000 2Mb	925	669
Percentage of coin payphones available	95	96
Percentage of card payphones available	98	98

Infrastructure and technology

In 1997, Telkom embarked on an extensive five-year capital investment programme in the fixed-line business. The total fixed-line investment for the five years ended March 31, 2002 was R41.7 billion. We spent approximately R4.0 billion on fixed-line capital expenditures in the year ended March 31, 2003.

Year ended March 31,	2002	2003

Digitalisation (percentage of lines)	99.8	99.8
ATM switches	195	197
Digital exchange units	4,083	4,292

National network operations centre

In 2000, Telkom opened a state-of-the-art national network operations centre, capable of monitoring the core network and coordinating and dispatching core network repair personnel from one control point based at Techno Park in Centurion, Pretoria.

Switching network

An important part of the fixed-line network modernisation program has been switch digitalisation. As of March 31, 2003, 99.8% of the telephone access lines were connected to digital exchanges. Switch digitalisation has made the network more efficient and has enabled the offering of value-added voice and data services, including caller line identification, electronic call answering and innovative billing systems. Telkom converted the switching network infrastructure from a four-tier architecture that historically was based on analogue switching technology to a two-tier structure based on large capacity digital switches. The upper, or primary, tier is used for the transmission of long distance and international traffic and the lower, or secondary, tier is used for the transmission of local traffic.

Transmission network

A priority of the investment programme was to make the fixed-line network more resilient. Network resilience was enhanced through the deployment of synchronous digital hierarchy managed self-healing optical fibre rings. The national transmission network comprises a synchronous digital hierarchical network. Both the primary and the secondary tier consist of interlocking self-healing rings, which provide a dual path to each connection point. The primary tier consists of eight rings, while the secondary tier consists of 420 rings. The synchronous digital hierarchy

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Operational review — fixed-line continued

network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs.

Access network

The majority of private branch exchanges are connected via regular copper or special screened copper cable. Fibre in the loop has been deployed in the form of optical fibre distributed concentrators and digital line concentrators. Telkom is deploying additional access network infrastructure to enable the provisioning of ISDN and ADSL services on demand. In addition, Telkom is focusing on the rehabilitation of its existing access network infrastructure to improve the reliability of its network.

Asynchronous transfer mode network

Telkom has rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2003, Telkom had 197 switches in the asynchronous transfer mode network. The present available bandwidth between the core switches on the asynchronous transfer mode network is 76 STM-1s or 11.78 Gbit/s, while the available bandwidth between the core switches and the services access switches is 420 STM-1s or 65.1 Gbit/s. Access to the asynchronous transfer mode network is primarily provided via copper wire.

Public broadband internet protocol network

The public broadband internet protocol network comprises a three-tier hierarchical network consisting of eight core sites, 17 edge sites and 58 access locations, including over 18,500 modems with an estimated dial-up base of greater than 370,000 customers including Telkom and other internet service providers. The internet protocol network is powered by Cisco equipment. ADSL was introduced as a new access technology in August 2002 for the internet protocol network. The ADSL rollout has been designed to provide maximum coverage in terms of prospective ADSL customers. The ADSL footprint consisted of 196 digital subscriber line access multiplexers, serving 2,669 customers as of March 31, 2003. This network is managed from our national network operations centre.

Voice over internet protocol network

The voice over internet protocol network terminates calls of international voice carriers into our fixed-line network. The network can terminate more than 60 media gateways, or 21,000 voice circuits. The network is presently transit switching voice over internet protocol calls to four African countries. The media gateways compress the traditional voice channels of 64 kbit/s in to 8 kbit/s channels thus enabling us to reduce the cost of international calls.

International connectivity

Telkom offers international connectivity from two international switching centres to terrestrial, satellite and submarine cable routes. The satellite earth station is situated at Hartebeeshoek, west of Pretoria. Further international connectivity is being provided through the deployment of very small aperture terminals and other satellite transmitters located at global and corporate customers’ premises throughout the country. Telkom has investments in three cable systems connecting Africa and international destinations.

Information technology/operations support systems

The quality of the operations support systems, which store, manage and analyse essential business information, is critical for the success of the business and the ability to continue improving operational efficiencies. Significant resources have been dedicated to the design and implementation of new operations support systems based on a comprehensive and well-defined information technology strategy. The current project focuses on the improvement and implementation of systems aimed at providing an automated mechanism to manage and optimise the workforce, a provisioning/fulfilment system designed to manage the end-to-end delivery of products and services, a customer assurance system designed to track and resolve customer service problems and a customer care system designed to better manage customer relationships.

Competition

A process has commenced to issue an additional licence for public switched telecommunications services to a Second National Operator (SNO). At the end of the original bid process for the SNO, the only two bids received were rejected by ICASA. Subsequently, the Minister of Communications initiated an alternative bid process. An evaluation committee appointed by the Minister has recommended that the Minister pre-qualify two of the four license bidders for consideration by ICASA. The Minister has indicated that she expects to grant this license in the second half of 2003.

A process has also commenced to issue additional licences to small business operators to provide telecommunications services in areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas and has indicated that 10 under-serviced-area licenses will be awarded at the end of 2003 or early 2004.

44   Telkom SA Limited Group Annual Report 2003

Operational review

Mobile communications

Telkom participates in the South African mobile communications market through a 50% interest in Vodacom. Vodacom is the largest mobile communications network operator in the Republic of South Africa with an estimated market share of approximately 57% at March 31, 2003 based on total estimated customers. In addition, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the Democratic Republic of the Congo. Vodacom’s other shareholders are Vodafone, the world’s largest mobile telecommunications company, that beneficially owns 35% of Vodacom, and VenFin that beneficially owns 15% of Vodacom.

Key achievements

•	Record number of 3,5 million South African gross connections

•	South African contract annual churn reduced to 11.9% compared to 14.5% in 2002

•	South African ARPUs stabilising at R183 compared to R182 in 2002

•	Launch of Vodacom Congo in May 2002

•	Introduction of “My Life”, Vodacom’s GPRS and MMS service offering in October 2002

Telkom SA Limited Group Annual Report 2003   45

Operational review — mobile continued

South Africa

As of March 31, 2003 Vodacom had 7.9 million customers in South Africa. Vodacom’s 5,393 base stations are capable of reaching approximately 43 million people in South Africa, representing approximately 95% of the country’s population based on Statistics South Africa. Vodacom’s base stations cover approximately 65% of the country’s total land surface. The estimated penetration rate for mobile communications in the Republic of South Africa has increased to 30.2% as of March 31, 2003 from an estimated 2.4% as of March 31, 1997.

Vodacom offers mobile communications services based on the Global System for Mobile communications technology, or GSM. Vodacom was granted a mobile cellular telecommunications licence in South Africa in September 1993 and commenced service in June 1994. This mobile cellular telecommunications service licence was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, 103 of 1996.

Products and Services

Vodacom offers a wide range of mobile voice and data communications products and services, including value-added services. Vodacom’s services also include the sale of handsets. Vodacom has a record of innovation as the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial GSM roaming is possible. Vodacom was also the first mobile communications network operator in South Africa with nationwide coverage. Vodacom has access to Vodafone’s extensive research related to its products, services and technology, including its international benchmarking studies. In the future, Vodacom will continue to focus on offering premium interactive voice response, premium short messaging services, general packet radio services, multimedia services and fixed-to-mobile products.

Contract subscription services

As of March 31, 2003, 15.0% of Vodacom’s South African customers were contract customers. Contract subscription is usually for an initial 24 month period. Vodacom offers contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages: leisure packages, such as Weekend Everyday for residential customers, and business packages: such as Business Call for business customers. In November 2001, Vodacom introduced per second billing products for both its leisure and business packages.

Prepaid services

As of March 31, 2003, 84.6% of Vodacom’s South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. In November 1996, Vodacom launched Vodago, a prepaid, no contract, no credit, mobile communications service based on the Siemens Intelligent Network platform. In October 2001, Vodacom launched 4U, a new prepaid per second billing product targeted at the youth market who have higher SMS usage and a need for per second billing. Since its inception, the number of 4U subscribers has increased significantly and as of March 31, 2003, approximately 59.6% of Vodacom’s prepaid customers were 4U customers.

Community services

In 1996, Vodacom, in partnership with Siemens and Psitek, developed community telephone units that are installed throughout communities either on an individual basis or grouped in a container with the Vodacom brand. Vodacom had approximately 28,500 community service phones as of March 31, 2003, exceeding its aggregate licence target of 22,000. Community service phones are a cost-effective method of significantly increasing traffic revenue on Vodacom’s network due to their low roll-out costs and low barriers to entry for customers.

Value-added mobile voice and data services

Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network. Vodacom transmitted approximately 1.5 billion short messaging services over its network in the year ended March 31, 2003, up from approximately 911 million in the year ended March 31, 2002.

Data revenue provided 2.9% of Vodacom’s total mobile network service revenues in the year ended March 31, 2003, up from 2.5% in the year ended March 31, 2002. However, Vodacom believes that more sophisticated mobile messaging data and internet services are still in their infancy, with broad application hampered by low transmission speeds. Vodacom expects that the broad introduction of “always on” faster response and generally higher speed packet-switched data services, such as GPRS and, at a much later stage, universal mobile telecommunications system, (UMTS), will provide the platform for future value-added services. Vodacom launched MyLife in October 2002, offering 24-hour internet access, photo messaging and text messages of unlimited length by blending together GPRS and MMS technologies.

Handset sales

Service providers offer handsets for sale at subsidised prices to contract customers depending on the airtime and tariff plan and type of handset purchased. Vodacom purchases handsets at current market prices. Mobile users may use any handset on the Vodacom or any other network if the handset contains a sim-card for Vodacom or the other network. Handset sales for the year exceeded 1.5 million units, a year-on-year growth of approximately 37% from 2002.

Vodacom anticipates that sales of GPRS and MMS handsets will increase in the future with camera phones becoming available in the mid-tier price range, making them more affordable to the mass market.

Interconnection services

Vodacom provides interconnection services to the other South African mobile operators, our fixed-line business and to the local operators in each of the African countries in which Vodacom operates. Vodacom will also provide such services to the second national operator and other South African communications licencees when they commence operations.

National roaming services

Vodacom concluded a fifteen-year roaming agreement with Cell C, effective November 1, 2001. This roaming agreement enables Cell C to provide national coverage to its customers, by allowing call routing over Vodacom’s mobile communications network. The agreement in respect of roaming by Cell C in a number of densely populated cities, which includes Johannesburg, Pretoria, Cape Town, Durban, Bloemfontein and Port Elizabeth, terminates after November 1, 2004.

International roaming services

International roaming enables Vodacom’s contract customers to make and receive calls in other countries

46   Telkom SA Limited Group Annual Report 2003

using the networks of operators with whom Vodacom has international roaming agreements. As of March 31, 2003, Vodacom had international roaming agreements with 238 mobile communications network operators in 127 countries. Vodacom also receives revenue from its roaming partners for calls made in South Africa by their customers.

Customers

Vodacom has experienced substantial growth in its mobile customer base since its inception in 1994. As of March 31, 2003, there were an estimated 13.7 million mobile communications customers in South Africa, which represents an estimated penetration rate of 30.2% of the population. As of March 31, 2003, Vodacom estimated that its customers represented approximately 57% of South African mobile communications customers, making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.

The following table sets forth customer data for Vodacom’s mobile communications services in the Republic of South Africa.

As of March 31,	2002	2003	% change

Customers (thousands)	6,557	7,874	20.1
Contract	1,090	1,181	8.3
Prepaid	5,439	6,664	22.5
Community services	28	29	3.6
Gross connections (thousands)	3,038	3,495	15.0
Contract	199	197	(1.0)
Prepaid	2,836	3,295	16.2
Community services	3	3	0.0
ARPU	182	183	0.5
Contract	560	629	12.3
Prepaid	93	90	(3.2)
Community Services	1,719	1,861	8.3
Churn (percentage)	27.2	30.4	11.8
Contract	14.5	11.9	(17.9)
Prepaid	30.1	34.0	13

Vodacom believes the significant year-on-year growth in customer numbers since inception is due primarily to historical pent-up demand for basic voice telephone services, particularly in underserviced and rural, outlying areas of South Africa. Vodacom also attributes its growth to the launch of its prepaid services, which have enabled those that lack access to credit and steady income to obtain telephone service. Vodacom believes that its aggressive marketing campaign, the creation of strong distribution channels for its products and services and the introduction of new value-added voice and data services have fuelled further growth.

Vodacom expects the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term, driven by the continued demand for basic voice telephone services. Vodacom believes that mobile communications services provide a cost-effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom’s efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer-related acquisition and retention costs.

Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilised by agents to subsidise handsets as an incentive for customers to switch operators in order to obtain a new handset and to reduce the cost of access. As a result, Vodacom focuses on keeping its contract churn rate low and retaining high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, and develops its own distribution and logistics capabilities and other retention initiatives. Prepaid customer churn is negatively affected by the high rate of unemployment in South Africa and the low cost of access.

Traffic

The following table sets forth information related to the traffic volume of Vodacom’s customers in South Africa for the periods indicated. Traffic comprises outgoing calls made in South Africa and abroad, and incoming calls received by Vodacom’s customers in South Africa, excluding national and incoming international calls.

Year ended March 31,	2002	2003	% change

Traffic (millions of minutes)	8,881	10,486	18.1
Outgoing	4,967	6,343	27.7
Incoming
(interconnection)	3,914	4,143	5.9

Tariffs

Vodacom’s tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval by ICASA.

The contract tariff packages are designed to appeal to leisure and business customers. Vodacom sets its contract subscription package tariffs utilising a balanced mix of access and usage. For those tariff packages where voice usage is high, the per minute rate is lowered and the monthly subscription tariff is raised. For those packages where voice usage is low, the per minute tariff rate is increased and the monthly subscription tariff lowered. For those users where the monthly subscription tariff is a barrier to entry, Vodacom offers prepaid packages with no monthly subscription tariff, but sets a higher per minute voice tariff rate. Tariff rates for SMS messaging are based on the fact that lower cost channels are used to carry SMS traffic.

In November 2001, Vodacom launched new products for its contract and prepaid packages where calls are charged in one second increments. Vodacom’s tariffs are charged in time units of one minute for the first minute and thereafter in units of 30 seconds. Vodacom’s annual tariff increases were lodged on May 12, 2003 and approved by ICASA on May 19, 2003. The average tariff increase is 5%, effective on July 1, 2003.

Sales and Marketing

Vodacom’s sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom’s promotional strategy seeks to build a brand that is widely recognised by customers. Vodacom’s advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.

The sale and distribution of Vodacom’s products and services and the acquisition and retention of customers are performed by Vodacom’s wholly-owned subsidiary, Vodacom Service Provider Company (Proprietary) Limited, a company incorporated in the Republic of South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider Company. In addition, Vodacom utilised three exclusive service providers and three independent non-exclusive service providers as of March 31, 2003. As of March 31, 2003, approximately 73.8% of Vodacom’s contract base was managed by exclusive service providers, including Vodacom Service Provider Company, managing approximately 69.2% of Vodacom’s contract base, while independent non-exclusive service providers managed approximately 26.2% of its contract base.

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Operational review — mobile continued

Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. As a result of its efforts, approximately 70% of Vodacom’s sales are made through exclusive distribution channels.

Customer Care

Vodacom services customer needs through a variety of channels such as call centres, walk-in centres which are now established in Cape Town and Midrand, Interactive Voice Response, via e-mail and Vodacom websites. Consequently, Vodacom has significantly improved its customer information systems and has become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Vodacom has developed a customer relationship management package that enables it to create a historical profile of customers, so that customer information can be shared among the group and used in Vodacom’s customer retention initiatives. The current year saw an ongoing integration of support systems and staff training as part of this continuously challenging area. In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. The Vodacare infrastructure consists of 26 branches and franchises in all the major centres providing walk-in customer support to Vodacom customers, and an advanced repair centre hub for high-level repairs situated in Midrand. With more than 35,000 repairs per month and a service objective of having 80% of all repairs completed within 24 hours, this dedicated customer service support infrastructure differentiates Vodacom’s service from that of its competitors. During the year, Vodacare managed to repair over 400,000 handsets, which is an increase of 17% over the prior year.

Infrastructure and Technology

Vodacom operates the largest mobile communications network on the African continent using digital GSM technology within the GSM 900 frequency band based on total reported customers.

In South Africa, the network’s core GSM infrastructure as of March 31, 2003 is characterised by:

•	37 mobile switching centres;
•	221 base station controllers;
•	5,393 base transceiver stations, 1,487 of which are micro base transceiver stations;
•	36,004 transceivers; and
•	GPRS functionality across the network.

Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilise a network of 13 intelligent network nodes and associated front-end and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.

Vodacom’s transmission network comprises more than 13,400 2 Mbit/sec systems and two 155 Mbit/sec systems leased from Telkom, which are managed by a comprehensive digital cross-connect infrastructure. In addition, Vodacom operates an extensive data network for its internal requirements, based on internet protocol, point-to-point frame relay and X.25 services, which is supported by the cross-connect network and more than 50 packet/frame/circuit nodes. This network enables Vodacom to provide value-added voice and data services supported by the following infrastructure in South Africa: 38 voice-mail platforms, five short messaging service centres, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.

Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing high-level service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2003, Vodacom had a busy-hour dropped call rate of 0.79% and call success rate of 98.5% in South Africa.

Vodacom intends to install additional base station controllers, micro base stations and micro base transceiver stations in order to increase capacity and improve network quality in areas where required. As of March 31, 2003, Vodacom had already installed dual band (GSM900/GSM1800) base transceiver stations in 405 locations, including 248 locations in Johannesburg, 151 locations in Pretoria and six locations in the Western Cape. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate GSM1800 equipment.

Competition

The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly-owned subsidiary of MTN Group Limited, a public company listed on the JSE, and Cell C. Cell C is 60% beneficially owned by a Saudi Arabian based group owned by the Hariri family and 40% beneficially owned by a consortium of mainly black empowerment groups. Cell C commenced operations in November 2001. As of March 31, 2003, Vodacom was the market leader with an approximately 57% market share based on the total estimated customers in the South African mobile communications market, while MTN had an approximately 35% market share and Cell C had an approximately 8% market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.

Operations in other African countries

Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licences or operators in other sub-Saharan African markets. Investments outside South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions and good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operators are branded under the “Vodacom” name.

Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the Democratic Republic of the Congo (DRC). Although Vodacom has an investment in an entity that was granted a license to operate a mobile communications network in Mozambique in August

48   Telkom SA Limited Group Annual Report 2003

2002, Vodacom was unable to enter into commercially acceptable interconnection agreements with local operators in Mozambique. The licenses in Mozambique has expired now. The number of customers served by Vodacom’s operations outside South Africa has grown 152.6% to 772,821 as of March 31, 2003 from 306,156 as of March 31, 2002.

The following table sets forth customer data for Vodacom’s mobile communications networks in its other African operations. The table reflects 100% of all operations.

Year ended March 31,	2002	2003	% change

Revenue (ZAR millions)	741	1,235	66.7
Lesotho	70	96	37.1
Tanzania	657	880	33.9
DRC	14	259	—
Customers (thousands)	306	773	152.6
Lesotho	57	78	36.8
Tanzania	228	447	96.1
DRC	21	248	—
ARPU
Lesotho (ZAR)	144	104	(27.8)
Tanzania (USD)	27	22	(18.5)
DRC	n/a	20	—
Number of employees	494	502	1,6

Lesotho

Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, a company incorporated in the Kingdom of Lesotho. Vodacom Lesotho’s network was commercially launched in May 1996 and had 35 base stations as of March 31, 2003. Vodacom Lesotho’s licence has a term of 15 years of which 14 years remain. Vodacom Lesotho’s cumulative capital expenditures through March 31, 2003 were R185 million. In November 2000, the Privatisation Unit of Lesotho and the Sekha-Metsi Consortium Limited, a company incorporated in the United Republic of Tanzania, entered into an agreement pursuant to which the Sekha-Metsi Consortium Limited acquired the other 11.7% in Vodacom Lesotho that was previously owned by Lesotho Telecommunications Corporation. Vodacom Lesotho had a R25 million money market loan from Vodacom as of March 31, 2003.

Tanzania

Vodacom owns a 65% interest in Vodacom Tanzania Limited, a company incorporated in the United Republic of Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16% interest in Vodacom Tanzania, and Caspian Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest Vodacom Tanzania. Vodacom Tanzania has a 15-year licence to operate a GSM network in Tanzania, which became effective on December 21, 1999. The roll-out of the network commenced in March 2000 and the commercial launch of the network occurred in August 2000. There were 294 base stations as of March 31, 2003. Vodacom Tanzania became the largest mobile communications network operator in Tanzania within a year of launching. Vodacom Tanzania’s cumulative capital expenditures through March 31, 2003 were $132 million. Vodacom Tanzania had a non-recourse secured project loan of approximately $65 million as of March 31, 2003.

The Democratic Republic of the Congo

In November 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., a company incorporated in the Democratic Republic of the Congo. Vodacom owns a 51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49% interest in Vodacom Congo. Although Vodacom has a majority voting interest in Vodacom Congo, the other shareholders have certain approval and veto rights granting them joint control over the joint venture. Vodacom is ultimately responsible for the funding of the operations of Vodacom Congo for the first three years pursuant to its shareholders agreement. Vodacom Congo’s network was officially launched under the Vodacom brand in May 2002. Vodacom Congo has 15 years remaining on its licence. Vodacom Congo had 117 base stations as of March 31, 2003. Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with vendor and bridge financing and equity contributions and will ultimately seek to obtain non-recourse project finance. Vodacom Congo’s cumulative capital expenditures through March 31, 2003 were $118.9 million, of which 51% is proportionately consolidated into Vodacom’s consolidated financial statements.

Telkom SA Limited Group Annual Report 2003   49

Financial review

Telkom’s strong group results in 2003 are supported by solid revenue growth, improvements in operational efficiencies, reduced capital expenditures and reduced interest on lowered outstanding debt.

Group operating revenue

Group operating revenue increased in both the fixed-line and mobile segments, resulting in an overall increase of 10.0% (2002: 9.1%) to R37,600 million (2002: R34,197 million). Fixed-line operating revenue, after inter-segmental eliminations, increased 5.8% (2002: 5.8%) primarily due to increased average tariffs and growth in data services. Mobile operating revenue, after inter-segmental eliminations, increased 27.5% (2002: 25.5%) primarily due to customer growth.

Group operating expenses

Group operating expenses increased 3.6% (2002: 13.8%) to R31,086 million (2002: R30,006 million) due to increases in the mobile segment. These were partially offset by a 1.0% decrease (2002: 13.0% increase) in the fixed-line operating expenses primarily due to reduced selling, general and administrative expenses and to a lessor extent, reduced payments to other network operators. The increase in mobile operating expenses of 23.4% (2002: 16.8%) was primarily due to increased competition resulting in increased incentive costs. Mobile payments to other operators also increased as a result of increased outgoing traffic as well as higher volume growth of outgoing traffic terminating on other mobile networks relative to terminating on the fixed-line network.

Group operating profit

Group operating profit before interest and taxation increased 55.4% to R6,514 million (2002: R4,191 million). Excluding the following significant once-off or non-core items, group operating profit before interest and taxation increased 29.8% in 2003:

•	Profit on sale of investments, property, plant and equipment of R104 million (2002: R30 million);
•	Asset write-offs of R189 million (2002: R445 million);
•	Goodwill amortisation and impairment of R89 million (2002: R66 million);
•	Telcordia provision, excluding interest, of R58 million (2002: R325 million);
•	IPO expenditure of R213 million (2002: Nil); and
•	Reduction of bad debt provision of R276 million (2002: R153 million increase).

Investment income

Investment income consists of interest received on trade receivables, short-term investments and bank accounts. Investment income decreased 17.2% (2002: 8.2% decrease) to R424 million (2002: R512 million) largely as a result of the following factors: a more rapid collection of trade debtors, lower interest received driven by lower average balances in investments and bank accounts, reduced interest on the receivable owing from the South African Revenue Service as they repaid R844 million on September 3, 2002, of their outstanding balance of R1,081 million at March 31, 2002.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges increased 62.9% (2002: 18.7% decrease) to R4,154 million (2002: R2,550 million) due to a significant increase in group net fair value and exchange losses on financial instruments from a net gain of R635 million in 2002 to a net loss of R1,285 million in 2003, which was partially offset by a 9.9% decrease (2002: 23.8% increase) in interest expense to R2,869 million (2002: R3,185 million). The decrease in interest expense was primarily due to lower balances on foreign loans. The net fair value losses on financial instruments of R1,285 million was primarily due to the fair value of derivative instruments for foreign loans and purchases of foreign goods and services.

Taxation

Consolidated tax expense increased 20.2% (2002: 22.1%) to R1,049 million (2002: R873 million). The consolidated effective tax rate was 37.7% in the 2003 financial year and 40.5% in the 2002 financial year. The high effective tax rate in the year ended March 31, 2002 was primarily due to the large amount of non-deductible expenses at Telkom.

50   Telkom SA Limited Group Annual Report 2003

Net profit and earnings per share

Net profit increased 33.5% to R1,630 million (2002: R1,221 million) in the year ended March 31, 2003 primarily due to significantly increased operating profit in the fixed-line and mobile segments. These increases were partially offset by significant increases in finance charges due to net fair value loss on the revaluation of derivative instruments.

Group earnings per share increased by 33.5% (2002: 24.7% decrease) to 292.6 cents (2002: 219.2 cents) and group headline earnings per share increased by 4.9% (2002: 12.4% decrease) to 314.0 cents (2002: 299.3 cents).

Group capital expenditure

Group capital expenditure decreased 36.6% (2002: 8.9%) to R5,712 million (2002: R9,004 million). Fixed-line capital expenditure decreased 42.4% to R4,013 million (2002: R6,962 million) and was 13.5% (2002: 24.9%) of revenue. The lower than budgeted capital expenditure of R4,932 million in the fixed-line segment was a result of the more stringent investment criteria for capital investment, savings resulting from the relative strength of the Rand against the US Dollar and Euro and projects carried forward to the 2004 financial year. The Group’s capital expenditure strategy has shifted to selective investment in the fixed-line segment on a smaller scale and is based on customer demand and economic viability. Capital expenditures will continue in growing business areas such as data services and in network evolution, business improvements and business operational support systems.

Despite African expansion, Cell C roaming investment, the launch of GPRS and the installation of 1,800 Mhz equipment, mobile capital expenditure decreased 16.8% to R1,699 million (2002: R2,042 million) and was 17.2% (2002: 25.3%) of mobile revenue. Capital expenditure for the South African mobile operations was 13.4% (2002: 20.1%) of South African mobile revenue.

Consolidated capital expenditures in property, plant and equipment for the 2004 financial year is budgeted to be R6,429 million, of which approximately R4,977 million is budgeted to be spent in the fixed-line segment and R1,452 million in the mobile segment, which is the Group’s 50% share of Vodacom’s total budgeted capital expenditure of approximately R2,903 million. The increase in the fixed-line capital budget compared to the actual investment in 2003 is as a result of projects carried forward to the 2004 financial year, the increase in operational support systems investment and the provision for regulatory capital expenditure.

Group capital expenditure

	Year ended March 31,

In ZAR millions	2002	2003	% change

Fixed-line	6,962	4,013	(42.4)
Base expansion and core support	2,831	1,662	(41.3)
Network evolution	1,906	968	(49.2)
Efficiencies and improvements	1,743	1,226	(29.7)
Company support and other	482	157	(67.4)
Mobile	2,042	1,699	(16.8)

Total investment in property, plant and equipment	9,004	5,712	(36.6)

Group cash flow

Group cash flows from operating activities increased 19.3% (2002: 32.5%) to R9,748 million (2002: R8,171 million) primarily due to increased operational cash flows, tax refunds and decreased interest expenses. Cash flows from investing activities decreased 38.0% (2002: 7.2%) to R5,731 million (2002: R9,250 million) primarily due to the reduction in group capital expenditure.

In the 2003 financial year, loans repaid and the increase in net financials assets exceeded loans raised by R2,872 million. The Group repaid a net of R1,371 million of commercial paper bills, repurchased R689 million of the TL03 local bond, repaid the R359 million loan from the European Investment Bank and repaid a R200 million 12.5% coupon, unsecured loan due 15 April 2002 in the 2003 financial year. Vodacom repaid R426 million of its debt; Telkom’s portion of R213 million is included in loans repaid. Vodacom’s foreign debt increased by R838 million as they utilised their extended credit facility of R336 million for Vodacom Congo, and drew down R502 million on a project financing facility in Tanzania; Telkom’s portion of R419 million is included in loans raised.

Funding sources

The Group remains committed to the repayment of its debt and maintained its investment grade credit ratings with Moody’s (Baa3) and Standard & Poors (BBB-). Net interest-bearing debt after financial assets and liabilities decreased 8.1% to R20,096 million (2002: R21,858 million). The balance sheet at March 31, 2003 strengthened, with a net debt to equity ratio of 109.5% from 129.9% at March 31, 2002. Total interest-bearing debt decreased 11.7% to R22,417 million (2002: R25,401 million).

As of March 31, 2003, 90.4% (2002: 86.2%) of the Group debt was fixed rate debt and 9.6% (2002: 13.8%) was floating rate debt. In September 2003, a 10.75% unsecured local bond (TL03) with a weighted average yield to maturity of 10.9% matures. In May 2004, a 13% unsecured local bond (TL08) with a weighted average yield to maturity of 16.5% matures. The Group intends to refinance its debt using operational free cash flows and new debt raised in the market.

As of March 31, 2003, 77.6% of total debt was local debt, compared to 78.2% as of March 31, 2002. Rand denominated debt bears interest at rates ranging from 10 basis points to 60 basis points above treasuries.

Employee benefit special purpose entity

Liabilities in respect of post-retirement medical aid obligations for current and retired employees were R2,289 million and R2,154 million in the years ended March 31, 2003 and 2002, respectively. We set up a special purpose entity in the 2002 financial year for the purpose of funding these post-retirement obligations. This special purpose entity is purely used as a financing tool as we still retain our obligation to provide post-retirement medical aid benefits to retired employees. As a result, it does not meet the definition of a plan asset in terms of IAS 19 — Employee Benefits. The interest in the special purpose entity is by way of equity, and this entity is fully consolidated in the group financial statements. The cumulative value of the investment in this special purpose entity was R938 million (2002: R560 million).

Telkom SA Limited Group Annual Report 2003   51

Financial review continued

Segment commentary

The operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet. The mobile segment consists of Telkom’s 50% interest in Vodacom.

Fixed-line

The fixed-line segment accounted for 77.7% (2002: 80.7%) of group operating revenues and 66.7% (2002: 56.7%) (after inter-segmental eliminations) of group operating profit at March 31, 2003.

Fixed-line operating revenue

	Year ended March 31,

In ZAR millions	2002	2003	% change

Subscriptions and connections	4,410	4,595	4.2
Traffic	17,168	18,001	4.9
Local	4,876	5,616	15.2
Long distance	3,794	3,562	(6.1)
Fixed-to-mobile	7,323	7,539	2.9
International outgoing	1,175	1,284	9.3
Interconnection	1,798	1,773	(1.4)
Data	3,913	4,507	15.2
Directories and other	687	759	10.5

Total fixed-line operating revenues	27,976	29,635	5.9

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 5.9% (2002: 5.8%) primarily due to increased traffic revenue as a result of average tariff increases and growth in data services revenue. Traffic was adversely affected in both the 2003 and 2002 financial years by increasing substitution of calls from mobile services rather than fixed-line service. Although traffic declined 0.7% (2002: 0.3% decrease), revenue per fixed access line continued to improve, increasing 5.5% (2002: 10.1%) to R4,989 (2002: R4,729). This was due to increased subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs, higher penetration of value-added voice services and higher revenue generating access services and decreased the number of fixed access lines. Data revenue increased 15.2% (2002: 17.6%) mainly due to higher demand for data services.

Fixed-line operating expenses

	Year ended March 31,

In ZAR millions	2002	2003	% change

Employee expenses	6,611	6,698	1.3
Payments to other network operators	6,759	6,726	(0.5)
SG&A	4,650	3,312	(28.8)
Services rendered	2,138	2,489	16.4
Operating leases	1,148	1,155	0.6
Depreciation and amortisation	4,363	5,105	17.0
Other income	(118)	(198)	67.8

Total fixed-line operating expenses	25,551	25,287	(1.0)

Fixed-line operating expenses, before inter-segmental eliminations, were relatively flat in the 2003 financial year, decreasing 1.0% (2002: 13.0% increase) to R25,287 million (2002: R25,551 million) primarily due to reduced selling, general and administrative expenses and to a lessor extent, reduced payments to other network operators. Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of a R346 million write-off of Telcordia related assets and the inclusion of a R325 million provision, before interest and legal costs, related to the Telcordia dispute. Excluding these items, selling, general and administrative expenses decreased primarily due to reduced bad debts and a R276 million reduction of the bad debt provision on the balance sheet, as well as lower materials and maintenance expenses due to cost cutting initiatives and reduced losses in respect of cable theft. The decrease in fixed-line operating expenses was partially offset by increased depreciation and amortisation and services rendered, while operating leases, payments to other operators and employee expenses remained relatively constant.

Fixed-line operating profits increased 79.3% (2002: 36.5% decrease) to R4,348 million (2002: R2,425 million) and operating profit margin increased to 14.7% (2002: 8.7%). Fixed-line EBITDA grew 39.3% (2002: (15.7% decrease) to R9,453 million and EBITDA margin increased to 31.9% (2002: 24.3%).

52   Telkom SA Limited Group Annual Report 2003

Mobile

The mobile segment accounted for 22.3% of group operating revenues (2002: 19.3%) and 33.3% of group operating profits (2002: 43.3%) (after inter-segmental eliminations). Vodacom’s operational review are represented at 100%, but all financial figures are 50% proportionately consolidated into the Group.

During the year, the mobile segment delivered strong revenue growth of 22.5% (2002: 21.6%), before inter-segmental eliminations to R9,890 million (2002: R8,075 million), primarily driven by customer growth and an increase in equipment sales. Revenue from Vodacom’s operations outside South Africa as a percentage of Vodacom’s total mobile operating revenue increased to 6.2% (2002: 4.6%).

The growth in revenue can largely be attributed to a 26.0% increase in Vodacom’s total customers to 8.6 million (2002: 6.9 million) resulting from strong growth in prepaid customers in South Africa and significant growth in customers outside South Africa. In South Africa, total average monthly revenue per user (ARPUs) increased marginally to R183 (2002: R182). Contract ARPUs increased by 12.3% to R629 (2002: R560). During the year, South African contract churn decreased to 11.9% in (2002: 14.5%). Prepaid churn, however, remained relatively high in South Africa at 34.0% (2002: 30.1%) due to greater competition, lower barriers to entry for prepaid customers and the volatile nature of the pre-paid customer base.

Mobile operating expenses, before inter-segmental eliminations, increased by 23.4%, largely in line with the growth in revenue of 22.5%. Mobile selling, general and administrative expenses increased 25.1% in the year ended March 31, 2003 primarily due to an increase in selling and distribution expenses to support the growth in South African and other African operations, and increased competitiveness in the South African market.

Mobile’s payments to other network operators increased 61.0% in the year ended March 31, 2003, as a result of increased outgoing traffic and a higher volume growth of outgoing traffic terminating on the other mobile networks, relative to traffic terminating on the fixed-line network. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network.

Mobile operating profits increased by 19.3% (2002: 42.2%) to R2,166 million (2002: R1,816 million) and operating profit margin decreased marginally to 21.9% (2002: 22.5%). Mobile EBITDA increased 17.6% (2002: 36.1%) to R3,354 million and EBITDA margin decreased to 33.9% (2002: 35.3%).

Mobile operating revenue

	Year ended March 31,

In ZAR millions	2002	2003	% change

Airtime	4,743	5,650	19.1
Interconnection	2,150	2,655	23.5
Equipment sales	814	1,132	39.1
International services	151	270	78.8
Other sales and services	217	183	(15.7)

Total mobile operating revenue	8,075	9,890	22.5

Mobile operating expenses

	Year ended March 31,

In ZAR millions	2002	2003	% change

Employee expenses	568	509	(10.4)
Payments to other network operators	689	1,109	61.0
SG&A	3,689	4,614	25.1
Services rendered	56	65	16.1
Operating leases	237	273	15.2
Depreciation and amortisation	1,035	1,188	14.8
Other operating income	(15)	(34)	126.7

Total mobile operating expenses	6,259	7,724	23.4

A detailed management discussion and analysis is contained in Telkom’s annual report on Form 20—F, available on http://www.telkom.co.za/ir

Telkom SA Limited Group Annual Report 2003   53

Telkom SA Limited

Content to annual financial statements

For the year ended March 31, 2003

Consolidated

Page

Directors’ responsibility statement	55
Report of the independent auditors	56 - 57
Directors’ report	58
Consolidated income statement	60
Consolidated balance sheet	61
Consolidated statement of changes in equity	62
Consolidated cash flow statement	63
Notes to the consolidated annual financial statements	64 - 124

Company
Report of the independent auditors	56
Directors’ report	58
Company income statement	126
Company balance sheet	127
Company statement of changes in equity	128
Company cash flow statement	129
Notes to the annual financial statements	130 - 160

This report is available on our website at http://www.telkom.co.za/ir

Directors’ responsibility statement

The directors are responsible for the preparation of the annual financial statements of the Company and the Group. The directors are also responsible for maintaining a sound system of internal control to safeguard shareholders’ investments and the Group’s assets.

In presenting the accompanying financial statements, International Financial Reporting Standards with appropriate reconciliations to accounting principles generally accepted in the United States of America have been followed and applicable accounting policies have been used incorporating prudent judgements and estimates.

The external auditors are responsible for independently auditing and reporting on the annual financial statements.

In order for the directors to discharge their responsibilities, management continues to develop and maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner.

The internal controls include a risk-based system of internal auditing and administrative controls designed to provide reasonable but not absolute assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the Group’s policies and procedures.

The directors, primarily through the Audit Committee, which mainly consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing and financial reporting.

The directors are of the opinion, based on the information and explanations given by management and internal audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors are satisfied that the Company and the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, Telkom SA Limited continues to adopt the going-concern basis in preparing the annual financial statements.

Against this background, the directors of the Company accept responsibility for the annual financial statements, which were approved by the Board of Directors on June 18, 2003 and are signed on their behalf by:

Nomazizi Mtshotshisa Chairman of the Board	Sizwe Nxasana Chief Executive Officer

Pretoria
June 18, 2003

Company secretary’s certificate

Declaration by the Company Secretary in terms of section 268G(D) of the Companies Act:

The Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, and all such returns are true, correct and up to date.

VV Mashale
Company Secretary

Pretoria
June 18, 2003

Telkom SA Limited Group Annual Report 2003   55

Report of the joint independent auditors

Chartered Accountants (SA) PO Box 2322 Johannesburg 2000 South Africa Tel +27 11 772 3000 Fax +27 11 772 4000	KPMG Inc. PO Box 11265 Hatfield 0028 South Africa Tel +27 12 431 1300 Fax +27 12 431 1301

To the board of directors and shareholders of Telkom SA Limited

Introduction

We have audited the company and the group consolidated annual financial statements of Telkom SA Limited set out on pages 126 to 160 and 58 to 110 Note 43 respectively for the year ended March 31, 2003. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope of the audit

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

•	examining on a test basis, evidence supporting the amounts and disclosures in the company and the group annual financial statements;

•	assessing the accounting principles used and significant estimates made by management; and

•	evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at March 31, 2003 and the results of their operations, and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

ERNST & YOUNG Registered Accountants and Auditors Chartered Accountants (SA) Pretoria June 18, 2003	KPMG Inc. Registered Accountants and Auditors Chartered Accountants (SA) Pretoria June 18, 2003

56   Telkom SA Limited Group Annual Report 2003

Report of the independent auditors

Chartered Accountants (SA)

PO Box 2322
Johannesburg 2000
South Africa
Tel +27 11 772 3000
Fax +27 11 772 4000

To the board of directors and shareholders of Telkom SA Limited

We have audited the accompanying consolidated balance sheets of Telkom SA Limited and subsidiaries as of March 31, 2003, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2003 set out on pages 60 to 124. These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture, which statements reflect total assets constituting 16% in March 2003, 14% in 2002 and 12% in 2001, and total revenues constituting 26% in March 2003, 24% in 2002 and 21% in 2001 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited at March 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated shareholders’ equity as of March 31, 2003, 2002 and 2001 and the consolidated results of operations for each of the three years in the period ended March 31, 2003 to the extent summarised in Note 44 to the consolidated financial statements.

Without qualifying our opinion above we draw attention to Note 20 to the consolidated financial statements. In 2002 Telkom SA Limited changed its accounting policy for financial instruments to conform with International Accounting Standards 39 – Financial Instruments: Recognition and Measurement.

ERNST & YOUNG
Registered Accountants and Auditors
Chartered Accountants (SA)

Pretoria
June 18, 2003

Telkom SA Limited Group Annual Report 2003   57

Directors’ report

Nature of business

Telkom SA Limited (“the Company”), incorporated in South Africa, is an integrated communications group with fixed line and mobile services in South Africa and other African countries. Telkom is the incumbent fixed-line operator in South Africa and held the exclusive licence to provide public switched telecommunication services until May 7, 2002. Telkom is also the leading provider of mobile services through its 50% shareholding in the Vodacom Group (Proprietary) Limited.

Registration details

Telkom SA Limited is a listed company on the JSE Securities Exchange South Africa and the New York Stock Exchange. The Company’s registration number is 1991/005476/06. The registered office is Telkom Towers North, 152 Proes Street, Pretoria, 0002.

Financial performance

Details of the financial performance of the Company and the Group and the business segments are contained in the Company and the Group consolidated annual financial statements set out on pages 126 to 160 and 58 to 124 respectively.

Share capital

Except for the effect of the special resolutions described below, there was no change to the authorised and issued share capital of the Company and the Group during the year ended March 31, 2003.

Details of the Group’s share capital are set out in Note 18 of the consolidated annual financial statements, while details of the Company are set out in Note 19 of the Company annual financial statements.

Borrowing powers

In terms of the Articles of Association, the Group has unlimited borrowing powers.

Capital expenditure and commitments

Details of the group capital expenditure on property, plant and equipment as well as intangibles are set out in Note 9 and Note 10 respectively of the consolidated annual financial statements, while details of the Group’s capital commitments are set out in Note 28.

Details of the company capital expenditure on property, plant and equipment as well as intangibles are set out in Note 10 and 11 respectively of the company annual financial statements, while details of the company capital commitments are set out in Note 28.

Subsidiaries, joint ventures and indebtedness

Details of significant subsidiaries, joint ventures and their indebtedness are set out in Note 41 and 42 of the consolidated annual financial statements.

Dividends

The Board of Directors has decided not to declare a dividend at this time, as it believes it would be prudent to continue to focus on debt reduction in line with the group strategy.

Events subsequent to balance sheet date

Events subsequent to balance sheet date are set out in Note 43 of the consolidated annual financial statements and Note 37 of the company annual financial statement.

Directorate

The following are details of changes in the composition of the Board of Directors from the beginning of the accounting period to the date of this report.

Appointments

Executive directors

SM McKenzie*(COO)	July 12, 2002
CK Tan# (CSO)	June 27, 2002

Non-executive directors

NE Mtshotshisa (Chairman)	August 1, 2002
TG Vilakazi	August 1, 2002
JP Klug*	January 10, 2003

Alternative directors

JB Gibson* (JP Klug*)	January 21, 2003

Resignations

TM Barry* (COO)	July 12, 2002
S Manickam# (CSO)	June 27, 2002

E Molobi (Chairman)	July 31, 2002
WE Lucas-Bull	September 13, 2002
WYN Luhabe	February 1, 2003
D Mji	February 1, 2003
DA Roy	January 10, 2003
CBC Smith	February 1, 2003

MD Kerckhoff*	August 28, 2002
JM Rajaratnam#	June 27, 2002

58   Telkom SA Limited Group Annual Report 2003

The following served as directors of the Company at its financial year-end:

NE Mtshotshisa (Chairman)
SE Nxasana (Chief Executive Officer)
SM McKenzie (Chief Operating Officer)*
CK Tan (Chief Strategic Officer)#
Tan Sri Dato’ Ir. Md. Radzi Mansor#
(Alternate Dato’ Md. Khir Abdul Rahman)#
JP Klug* (Alternate JB Gibson)*
RP Menell
MP Moyo
TA Sekano
CL Valkin (Alternate A J Lewis)*
TG Vilakazi

* American

# Malaysian

Company Secretary

VV Mashale is the Company Secretary.

Company Secretary’s business address and registered office:

Telkom Towers North
152 Proes Street
Pretoria
0002
South Africa

Postal address
Private Bag X881
Pretoria
0001
South Africa

Directors’ interest and emoluments

Details of directors’ interest and emoluments are set out in Note 40 of the consolidated annual financial statements.

Special resolutions

A full list of the special resolutions passed by the Company and its subsidiaries during the year will be made available to shareholders on request.

On January 16, 2003, three special resolutions were passed in terms of the Companies Act as follows:

Resolution 1:	A new Memorandum of Association for the Company was adopted.

Resolution 2:	New Articles of Association for the Company were adopted.

Resolution 3:	The Company’s authorised and issued share capital was altered by creating, through the conversion of two ordinary shares of R1 each into, 1 Class A par value share and 1 Class B par value share, of R1 each, for the reason set out for special resolution number 1.

Telkom SA Limited Group Annual Report 2003   59

Consolidated income statement
for the three years ended March 31, 2003

		2001	2002	2003
	Notes	Rm	Rm	Rm

Operating revenue	3	31,352	34,197	37,600
Other income	4	206	144	234
Operating expenses	5
Employee expenses	5.1	6,590	7,166	7,208
Payments to other operators	5.2	4,983	5,762	6,185
Selling, general and administrative expenses	5.3	7,118	8,402	7,888
Services rendered	5.4	1,539	2,195	2,541
Operating leases	5.5	1,292	1,217	1,205
Depreciation and amortisation	5.6	5,052	5,408	6,293

Operating profit		4,984	4,191	6,514
Investment income		558	512	424

Profit before finance charges		5,542	4,703	6,938
Finance charges	6	3,137	2,550	4,154

Profit before tax		2,405	2,153	2,784
Taxation	7	715	873	1,049

Profit after tax		1,690	1,280	1,735
Minority interests		68	59	105

Net profit for the year		1,622	1,221	1,630

Basic and diluted earnings per share (cents)	8	291.2	219.2	292.6

Headline earnings per share (cents)	8	341.8	299.3	314.0

60   Telkom SA Limited Group Annual Report 2003

Consolidated balance sheet
at March 31, 2003

		2001	2002	2003
	Notes	Rm	Rm	Rm

Assets
Non-current assets		40,863	44,211	43,233

Property, plant and equipment	9	38,704	41,918	41,046
Intangible assets	10	415	530	364
Investments	11	576	751	1,086
Deferred taxation	12	1,168	1,012	737

Current assets		12,674	10,997	9,921

Inventories	13	861	624	621
Trade and other receivables	14	5,852	5,720	6,110
Short term investment	11	—	29	26
Income tax receivable	15	1,294	1,081	276
Other financial assets	16	2,866	2,819	1,771
Cash and cash equivalents	17	1,801	724	1,117

Total assets		53,537	55,208	53,154

Equity and liabilities
Capital and reserves		14,972	16,832	18,348

Share capital and premium	18	8,293	8,293	8,293
Share issue expenses	18	—	(44)	—
Non-distributable reserves	19	—	134	(11)
Retained earnings	20	6,679	8,449	10,066

Minority interests	21	116	133	194
Non-current liabilities		23,146	25,597	20,504

Interest bearing debt	22	18,991	21,505	16,346
Finance leases	23	852	1,028	1,107
Deferred taxation	12	315	463	497
Provisions	25	2,988	2,601	2,554

Current liabilities		15,303	12,646	14,108

Trade and other payables	26	5,838	6,663	5,229
Current portion of interest bearing debt	22	5,491	2,041	4,677
Current portion of finance leases	23	—	5	7
Deferred income	27	1,142	958	1,030
Income tax payable		499	193	177
Other financial liabilities	16	—	—	567
Current portion of provisions	25	1,399	1,964	2,141
Credit facilities utilised	17	934	822	280

Total equity and liabilities		53,537	55,208	53,154

Telkom SA Limited Group Annual Report 2003   61

Consolidated statement of changes in equity
for the three years ended March 31, 2003

			Preliminary	Non-
	Share	Share	listing	distributable	Retained
	capital	premium	costs	reserves	earnings	Total
	Rm	Rm	Rm	Rm	Rm	Rm

Balance at April 1, 2000	5,570	2,723			5,057	13,350
Net profit for the year					1,622	1,622

Balance at April 1, 2001	5,570	2,723			6,679	14,972
Adoption of IAS 39				45	584	629

Restated balance	5,570	2,723		45	7,263	15,601
Net profit for the year					1,221	1,221
Transfer to non-distributable reserves				35	(35)
Fair value adjustment on investments				5		5
Foreign currency reserves
(net of tax of R10m) (Note 19)				49		49
Share issue expenses (Note 18)			(44)			(44)

Balance at April 1, 2002	5,570	2,723	(44)	134	8,449	16,832
Net profit for the year					1,630	1,630
Transfer to non-distributable reserves				13	(13)
Fair value adjustment on investments				(37)		(37)
Foreign currency reserves (net of tax of R11m) (Note 19)				(121)		(121)
Share issue expenses reversed (Note 18)			44			44

Balance at March 31, 2003	5,570	2,723		(11)	10,066	18,348

62   Telkom SA Limited Group Annual Report 2003

Consolidated cash flow statement
for the three years ended March 31, 2003

		2001	2002	2003
	Notes	Rm	Rm	Rm

Operating activities		6,165	8,171	9,748

Cash receipts from customers		31,072	34,053	37,494
Cash paid to suppliers and employees		(21,181)	(22,470)	(25,431)

Cash generated from operations	33	9,891	11,583	12,063
Investment income		523	528	384
Finance charges paid	34	(3,927)	(3,026)	(2,776)
Dividends paid		—	—	(25)
Taxation (paid)/refunded	35	(322)	(914)	102

Investing activities		(9,964)	(9,250)	(5,731)
Expenditure to maintain operations

Proceeds on disposal of investments, property, plant and equipment		242	139	193
Proceeds on disposal of subsidiaries and joint ventures	36	—	13	16
Additions to property, plant and equipment		(9,889)	(9,004)	(5,671)
Intangible assets acquired		—	(97)	—
Additions to other investments		(260)	(119)	(269)
Expenditure to expand operations
Purchase of subsidiaries and minority interests	37	(57)	(182)	—

Financing activities		3,439	66	(3,026)

Listing costs		—	(44)	(154)
Loans raised		9,713	14,286	9,117
Loans repaid		(5,661)	(15,041)	(11,526)
Finance lease raised		—	—	5
(Increase)/decrease in net financial assets		(613)	865	(468)

Net (decrease)/increase in cash and cash equivalents		(360)	(1,013)	991
Net cash and cash equivalents at the beginning of the year		1,227	867	(98)
Effect of foreign exchange rate differences		—	48	(56)

Net cash and cash equivalents at the end of the year	17	867	(98)	837

Telkom SA Limited Group Annual Report 2003   63

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

1.	Overview of business activities

Telkom SA Limited (“Telkom”) is a limited liability company incorporated in the Republic of South Africa (“South Africa”). The Company, its subsidiaries and joint ventures (“the Group”) is the leading provider of fixed-line voice and data communications services in South Africa and mobile communications services through Vodacom Group (Proprietary) Limited (“Vodacom”) in South Africa and certain other African countries. The Group’s services and products include: fixed line telephony, including domestic, prepaid, international, public payphone and carrier services, as well as enhanced services, customer premises equipment sales and directory services; mobile telephony through Vodacom; data communications using fibre connections, including data transmission, data networking and leased lines and related services; and e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services.

2.	Significant accounting policies

Basis of preparation

For all accounting periods, the Group has prepared financial statements, as required by the South African Companies Act, in accordance with International Financial Reporting Standards (“IFRS”).

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments, which are measured at fair value, in conformity with IFRS. IFRS were applied in full for the first time, in the March 31, 2002 financial statements, as the primary accounting basis. Where adjustments arising from this change could be reasonably determined, opening retained earnings for the earliest period presented were accordingly adjusted, with the exception of the adjustment arising on the adoption of IAS 39, which was accounted for on April 1, 2001.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated financial statements include those of Telkom SA Limited, its subsidiaries and joint ventures. Joint ventures are accounted for using the proportionate consolidation method. Intra-group transactions are eliminated on consolidation. Business combinations are accounted for using the purchase method of accounting. On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the net assets is recognised as goodwill on acquisition. Minority interests are calculated on the fair value of assets and liabilities.

Subsidiaries and joint ventures where control is intended to be temporary, as they are acquired and held exclusively with a view to their subsequent disposal in the near future or the subsidiary or joint venture is operating under severe long-term restrictions, which significantly impairs its ability to transfer funds, are not consolidated, or proportionately consolidated. Such subsidiaries and joint ventures are accounted for as available for sale investments in terms of the accounting policy for financial instruments.

Property, plant and equipment

Freehold land is stated at cost and is not depreciated.

Property, plant and equipment (“PPE”) is stated at historical cost less accumulated depreciation and accumulated impairment loss, if any. Depreciation is charged from the date of commissioning on a straight-line basis over the estimated useful life. Assets under construction represents freehold land and buildings, software, network and support equipment and includes all direct expenditure but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.

The expected useful lives assigned to groups of property, plant and equipment are:

Years

Freehold buildings	40 to 50
Leasehold buildings	25
Network equipment
Cables	10 to 28
Switching equipment	5 to 15
Transmission equipment	15
Other	2 to 15
Support equipment	5 to 10
Furniture and office equipment	3 to 10
Data processing equipment and software	3 to 5
Other	5 to 10

64   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

2.	Significant accounting policies (continued)

Impairment of assets

The Group regularly reviews its assets and financial instruments for any indication of impairment. With respect to long-lived assets, the Group recognises an impairment loss when indicators including changes in technological, market, economic, legal and operating environments occur and result in changes of the assets’ estimated remaining useful life.

The recoverable amount of assets is measured using the higher of the present value of projected cash flows covering the remaining useful lives of the assets, and the net realisable value. Impairment losses are recognised when the assets’ carrying value exceeds its estimated recoverable amount.

Site restoration cost

Restoration of sites after decommissioning of assets are identified on a case by case basis. Restoration costs are provided for when it becomes probable that such costs will be incurred.

Repairs and maintenance

The Group expenses all costs associated with the repair and maintenance of its telecommunications network, unless this adds to the value of the assets or prolong the useful lives.

Intangible assets

Intangible assets, including goodwill, are stated at cost and amortised on a straight-line basis over the anticipated period of benefit. Amortisation commences when the asset is available for its intended use.

The expected useful lives assigned to intangible assets are:

Years

Licences	5 to 20
Goodwill	3 to 20
Trademarks, copyrights and other	3 to 5

Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalised at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of Group borrowings was utilised. Other borrowing costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value.

Financial instruments

Recognition

All financial instruments are initially recognised at cost, including transaction costs, when the Group becomes a party to their contractual arrangements. Gains and losses arising on changes in fair value of these instruments are recognised in income in the period they occur, except for those classified as “available-for-sale” which are taken directly to equity.

Subsequent to initial recognition, financial assets classified as “held-for-trading” and “available-for-sale” are measured at fair value and those classified as “loans and receivables originated by the enterprise” and “held-to-maturity” at amortised cost. Receivables, loans advanced, interest-bearing borrowings and other financial liabilities are measured at amortised cost where a maturity date exists, or at cost if no maturity date exists. Amortised cost is calculated on the effective interest rate method.

Fair value adjustments on unlisted investments are made if the value can be measured reliably.

Derecognition

On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the trade date is included in income. On derecognition of “available-for-sale’’ assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in income.

Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for uncollectables. Based on historical performance with the fixed-line business, an allowance of 2% is raised for debt outstanding for less than 30 days. For debts older than 30 days an allowance of 10% is used, increasing to 100% for debts in excess of 120 days. Bad debts are written-off when the collection process has been exhausted.

Telkom SA Limited Group Annual Report 2003   65

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

2.	Significant accounting policies (continued)

The mobile business’ policy for determining the allowance for doubtful accounts in full (unless arrangements have been made with the debtors for payment) is as follows:

The provision for doubtful receivables covers losses where there is objective evidence that probable losses are present in components of the receivable portfolio at the balance sheet date. These have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectable, it is written off to the income statement; subsequent recoveries are credited to the income statement.

Bills of exchange and promissory notes

Bills of exchange and promissory notes held to maturity are measured at amortised cost using the effective interest rate method. Those that do not have a fixed maturity are carried at cost of the consideration given.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with maturity of less than three months.

Derivative financial instruments

Effective April 1, 2001, all derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the difference in the present value of the future net interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The Group’s derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Upon initial application of IAS 39, on April 1, 2001, the Group recorded the fair value of the existing forward contracts on the balance sheet and the corresponding gain was recognised as an adjustment to the opening balance of retained earnings.

Prior to April 1, 2001, the Group entered into foreign exchange forward contracts to hedge the Group’s exposure to fluctuations in foreign currency exchange rates on specific transactions. Up to March 31, 2001, gains and losses due to changes in spot rates on forward contracts designated as hedges of identifiable foreign currency firm commitments were deferred and included in the measurement of the related foreign currency transactions. Gains and losses due to changes in spot rates on forward contracts designated as hedges of existing assets and liabilities were recorded to the income statement to offset the currency gain or loss from the instrument being hedged. The portion of the premium paid over or received relating to the firm commitment period was included in the measurement of the basis of the related foreign currency transaction when recorded. Any remaining premium was amortised over the life of the foreign exchange contract to the income statement. Foreign exchange contract costs incurred in covering currency loans are expensed over the period of the contract and are included in finance costs.

Prior to April 1, 2001, the Group entered into interest rate swap agreements in order to manage interest rate exposure. The net interest paid or received on the swaps was recognised as interest expense.

Prior to April 1, 2001, the Group entered into cross-currency interest rate swap agreements in order to manage exposures to interest rates and fluctuations in foreign currency exchange rates. The net interest paid or received on the swaps was recognised as an interest expense. Gains and losses due to changes in spot rates on the contracts used for hedging were recorded to the income statement to offset the currency gain or loss from the instrument being hedged.

Repurchase agreements

Securities sold under repurchase agreements are not derecognised. These transactions are treated as collateralised arrangements and classified as non-trading liabilities.

Securities purchased under repurchase agreements are not recognised. These transactions are treated as collateralised lending arrangements and classified as loans originated by the enterprise. Originated loans are recorded at amortised cost.

All associated finance charges are taken to income.

Bridge liquidity transactions

New bonds issued are measured at amortised cost based on the yield to maturity of the new issue.

Bonds are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in income.

Bonds issued where Telkom is a buyer and seller of last resort are carried at amortised cost. The Group does not actively trade in bonds.

66   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

2.	Significant accounting policies (continued)

Foreign currencies

The measurement currency of the Group is the South African Rand (“ZAR”).

Transactions denominated in foreign currencies are translated at the rate of exchange at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Realised and unrealised gains and losses on foreign exchange are included in finance charges.

Assets and liabilities of foreign entities are translated at the foreign exchange rates ruling at the balance sheet date. Income, expenditure and cash flow items are remeasured at the actual foreign exchange rate or average foreign exchange rates for the period. Exchange differences on consolidation are classified as part of the foreign currency translation reserve, until disposal of the investment. Any fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Group and translated at the foreign exchange rates on transaction date.

Taxation

Current taxation

The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method at current rates in respect of temporary differences. Deferred tax assets are recognised to the extent that future taxable profits are likely to be available for set off.

Secondary Taxation on Companies

Secondary Taxation on Companies (STC) is provided for at a rate of 12.5% on the amount of the net dividend declared by the Group. It is recorded as a tax expense when dividends are declared.

Employee benefits

Post-employment benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries. The post retirement medical and telephone rebate liabilities are unfunded.

Defined contribution plans

The Group’s funding of the defined contribution plans is charged to the income statement in the same period as the related service is provided.

Defined benefit plans

The Group provides defined benefit plans for pension, medical aid costs, and telephone rebates to qualifying employees. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.

The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of plan assets. The amount of any surplus recognised is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the Group’s obligation or the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years.

Past service costs are recognised immediately to the extent that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits become vested.

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period employees render services.

Leave benefits

Holiday leave is provided for over the period that the leave accrues and is subject to a cap. Sick leave is provided for on days accrued and is also subject to a cap.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Termination benefits are recognised when it is probable that the expenses will be incurred.

Telkom SA Limited Group Annual Report 2003   67

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

2.	Significant accounting policies (continued)

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Revenue

Revenue for services is stated at amounts invoiced to customers and excludes Value Added Tax.

The Group provides fixed-line communication services and mobile communication services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable.

Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

Subscriptions

The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation which are recognised as revenue upon activation. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the network. All other installation and activation costs are expensed as incurred.

Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Airtime, traffic and value-added services

Prepaid traffic service revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period or whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes; revenue related to the carry over of unused minutes is deferred until usage or expiration. Payphone service revenue is recognised when the service is provided. Community phone revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. Interconnection revenue for call termination, call transit, and network usage are recognised in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognised when the call is placed or the connection provided. Revenue related to products and value-added services is recognised upon delivery and acceptance of the product or service.

Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sale volume and value. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.

Equipment sales

Sales of communication equipment are recognised upon delivery to the customer.

Directory services

Revenue related to published directory services is recognised on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognised when the service is provided.

Other

Dividends from investments are recognised on the date that the dividend is declared. Interest is recognised on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Incentives

Vodacom pays incentives to service providers and dealers for new activations, retention of existing customers and reaching specified sales targets. These incentives are expensed as incurred.

Vodacom also pays distribution incentives to service providers and dealers for exclusivity, distribution assets and distribution subsidies, which are deferred and expensed over the contractual relationship period.

68   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

2.	Significant accounting policies (continued)

Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. Lease finance costs are charged against income over the term of the lease using the effective interest rate method.

Segmental reporting

The Group is managed in two business segments: Fixed-line and Mobile. The basis of segment reporting is representative of the Group’s internal reporting structure, which is in accordance with IFRS. The Group’s two segments operate mainly in South Africa but the mobile segment has businesses in certain other African countries.

The Fixed-line business segment provides local telephony, domestic and international long distance services as well as leased lines, data transmission, directory services and internet access.

The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.

Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.

Marketing

Marketing costs are recognised as an expense as incurred.

Comparatives

Certain comparative figures have been reclassified in accordance with current period classifications and presentation.

Telkom SA Limited Group Annual Report 2003   69

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

3.	Operating revenue	31,352	34,197	37,600

	Fixed-line	26,100	27,606	29,199
	Mobile	5,252	6,591	8,401

	Fixed-line	26,100	27,606	29,199

	Subscriptions, connections and other usage	4,197	4,410	4,595
	Traffic	16,409	17,168	18,001

	Domestic (local and long distance)	8,280	8,670	9,178
	Fixed-to-mobile	6,845	7,323	7,539
	International (outgoing)	1,284	1,175	1,284

	Interconnection	1,706	1,645	1,598
	Data	3,150	3,729	4,265
	Directories and other	638	654	740

4.	Other income	206	144	234

	Profit on disposal of investments, property, plant and equipment	43	31	105
	Sundry	163	113	129

	Other income was previously classified as part of investment income and operating expenses under selling, general and administrative expenses.
5.	Operating expenses
	Operating expenses comprise:
5.1	Employee expenses	6,590	7,166	7,208

	Salaries and wages	4,336	4,877	4,555
	Retirement and pension funds	128	81	40

	Interest cost	128	119	86
	Curtailment gain	—	(38)	(9)
	Realisation of fund reserve	—	—	(37)

	Pension contributions	468	499	470
	Post-retirement medical aid	(27)	234	262

	Current service cost	50	20	20
	Interest cost	348	224	225
	Actuarial gain	(16)	(5)	(5)
	Settlement (gain)/loss	(86)	11	—
	Curtailment (gain)/loss	(323)	(16)	22

	Medical aid contributions	383	379	389
	Sick leave and telephone rebates	12	(5)	50

	Current service cost/(gain)	3	(15)	37
	Interest cost	9	10	24
	Actuarial gain	—	—	(11)

	Other benefits	1,803	1,320	1,696
	Restructuring expense	132	373	244
	Employee expenses capitalised	(645)	(592)	(498)

Curtailment (gain)/loss

The curtailment (gain)/loss resulted from a material reduction in the number of participants covered by the retirement and pension funds and the post-retirement medical aid. This, in turn, resulted in a required adjustment to the present value of the obligation.

70   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

5.	Operating expenses (continued)
5.1	Employee expenses (continued)
	Settlement (gain)/loss

The settlement (gain)/loss resulted from a transaction between the Group and participants of the post-retirement medical aid. The participants were offered a lump sum in exchange for their right to receive specified post-employment benefits.

	Other benefits
	Other benefits include motor allowances, performances, incentive and service bonuses.
	Restructuring
	The Group recognises the cost of restructuring charges associated with management’s plan to reduce the size of its work force to a comparable level for world-class telecommunication companies.
	The total number of employees affected by the restructuring is 2,124 (2002: 2,960, 2001: 4,362). These employees include operating personnel, product development and corporate staff.
5.2	Payments to other operators	4,983	5,762	6,185
5.3	Selling, general and administrative expenses	7,118	8,402	7,888

	Selling and administrative expenses	4,157	5,137	4,891
	Maintenance	2,076	2,202	2,169
	Marketing	592	617	622
	Property, plant and equipment impairment losses and write-offs (Note 9)	279	445	189

	Impairment provisions raised	119	398	—
	Write-offs	160	47	189

	Loss on disposal of investments, property, plant and equipment	14	1	1
	Goodwill impairment	—	—	16

5.4	Services rendered	1,539	2,195	2,541

	Facilities and property management	370	1,096	1,086
	Consultancy services – managerial fees	290	382	574
	Security and other	852	690	759
	Auditors’ remuneration	27	27	122

	Audit fee	13	15	42

	Company auditors	10	12	38

	Current year	10	11	28
	Prior year underprovision	—	1	10

	Other auditors	3	3	4

	Auditors’ remuneration – other services	14	12	9

	Company auditors	9	9	5
	Other auditors	5	3	4

	Telkom SA Limited IPO related fees	—	—	71

	Company auditors	—	—	42

	Current year	—	—	32
	Prior year underprovision	—	—	10

	Other auditors	—	—	29

Telkom SA Limited Group Annual Report 2003   71

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

5.	Operating expenses (continued)
5.5	Operating leases	1,292	1,217	1,205

	Buildings	297	316	283
	Transmission and data lines	5	—	7
	Equipment	56	59	65
	Vehicles	934	842	850

5.6	Depreciation and amortisation	5,052	5,408	6,293

	Depreciation of property, plant and equipment	4,920	5,283	6,146

	Freehold buildings	197	190	271
	Leasehold buildings	20	22	23
	Network equipment	3,367	3,324	3,865
	Support equipment	406	365	499
	Furniture and office equipment	34	44	49
	Data processing equipment and software	817	1,262	1,372
	Other	79	76	67

	Amortisation of intangible assets	132	125	147

	Goodwill	75	66	73
	Trademarks, copyrights and other	55	53	67
	Licenses	2	6	7

6.	Finance charges	3,137	2,550	4,154

	Interest payable and loan discount amortised	2,560	2,550	4,154

	Local debt	2,173	2,690	2,642
	Foreign debt	559	599	375
	Less: Finance costs capitalised	(160)	(104)	(148)
	Foreign exchange (gains)/losses	(12)	2,401	(761)
	Fair value adjustments on derivative instruments	—	(3,036)	2,046

	Hedging costs	577	—	—

	Capitalisation rate	13.01%	13.48%	13.56%

72   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

7.	Taxation	715	873	1,049

	South African normal company taxation	470	787	678

	Current tax	471	581	682
	(Overprovision)/underprovision for prior years	(1)	206	(4)

	Deferred taxation	214	48	322

	Temporary differences	224	326	300
	(Overprovision)/underprovision for prior years	(10)	(278)	22

	Secondary Tax on Companies	29	37	47
	Foreign tax	2	1	2

	Reconciliation of taxation rate	%	%	%
	Effective rate	29.8	40.5	37.7
	South African normal rate of taxation	30.0	30.0	30.0
	Adjusted for:	(0.2)	10.5	7.7

	Exempt income	(15.5)	(4.6)	(1.2)
	Disallowable expenditure	13.2	17.0	5.4
	Temporary differences in joint venture	(0.2)	(0.4)	—
	Tax losses not utilised	1.1	—	—
	Secondary Tax on Companies	1.3	1.7	1.7
	(Overprovision)/underprovision for prior years	(0.1)	(3.2)	0.6
	Foreign tax	—	—	1.2

	The high effective rate for 2002 was primarily due to non-deductible losses relating to a supplier dispute and resolution of the section 32 dispute with the South African Revenue Services.
8.	Earnings per share
	Basic and diluted earnings per share

The calculation of earnings per share is based on net profit for the year (earnings) of R1,630m (2002: R1,221m, 2001: R1,622m) and ordinary shares in issue of 557,031,819 (2002: 557,031,819, 2001: 557,031,819).

	Headline earnings per share
	The calculation of headline earnings per share is based on headline earnings of R1,749m (2002: R1,667m, 2001: R1,904m) and 557,031,819 (2002: 557,031,819, 2001: 557,031,819) ordinary shares issued.
	Reconciliation between earnings and headline earnings:
	Earnings as reported	1,622	1,221	1,630
	Adjustments:
	Net profit on disposal of investments, property, plant and equipment	(29)	(30)	(104)
	Property, plant and equipment impairment and write-offs	279	445	189
	Goodwill amortisation	75	66	73
	Goodwill impairment	—	—	16
	Tax and outside shareholder effects	(43)	(35)	(55)

	Headline earnings	1,904	1,667	1,749

	Basic and diluted earnings per share (cents)	291.2	219.2	292.6
	Headline earnings per share (cents)	341.8	299.3	314.0
	The disclosure of headline earnings is a requirement of the JSE Securities Exchange South Africa and is not a recognised measure under US GAAP.

Telkom SA Limited Group Annual Report 2003   73

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

	2003			2002

		Accumulated	Carrying		Accumulated	Carrying
	Cost	depreciation	value	Cost	depreciation	value
	Rm	Rm	Rm	Rm	Rm	Rm

9. Property, plant and equipment
Freehold land and buildings	3,821	(1,099)	2,722	3,548	(829)	2,719
Leasehold buildings	799	(164)	635	758	(141)	617
Network equipment	54,369	(23,360)	31,009	50,448	(20,032)	30,416
Support equipment	3,785	(2,198)	1,587	3,090	(1,634)	1,456
Furniture and office equipment	419	(213)	206	392	(167)	225
Data processing equipment and software	7,770	(4,550)	3,220	7,217	(3,677)	3,540
Under construction	1,464	—	1,464	2,700	—	2,700
Other	480	(277)	203	496	(251)	245

	72,907	(31,861)	41,046	68,649	(26,731)	41,918

	2001

		Accumulated	Carrying
	Cost	depreciation	value
	Rm	Rm	Rm

Freehold land and buildings	3,226	(641)	2,585
Leasehold buildings	608	(120)	488
Network equipment	46,904	(19,348)	27,556
Support equipment	2,874	(1,432)	1,442
Furniture and office equipment	333	(125)	208
Data processing equipment and software	6,513	(2,748)	3,765
Under construction	2,408	—	2,408
Other	556	(304)	252

	63,422	(24,718)	38,704

The carrying amounts of property, plant and equipment can be reconciled as follows:

	Carrying			Foreign				Carrying
	value at			currency				value at
	beginning			translation				end of
	of year	Additions	Transfers	reserve	Write-offs	Disposals	Depreciation	year
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

2003
Freehold land and buildings	2,719	19	258	(1)	(1)	(1)	(271)	2,722
Leasehold buildings	617	41	—	—	—	—	(23)	635
Network equipment	30,416	2,479	2,297	(207)	(103)	(8)	(3,865)	31,009
Support equipment	1,456	341	295	(4)	(2)	—	(499)	1,587
Furniture and office equipment	225	22	9	(1)	—	—	(49)	206
Data processing equipment and software	3,540	354	739	(11)	(27)	(3)	(1,372)	3,220
Under construction	2,700	2,416	(3,591)	—	(54)	(7)	—	1,464
Other	245	40	(7)	(2)	(2)	(4)	(67)	203

	41,918	5,712	—	(226)	(189)	(23)	(6,146)	41,046

74   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

	Carrying							Carrying
	value at				Impairment			value at
	beginning		Business		and			end of
	of year	Additions	combinations	Transfers	write-offs	Disposals	Depreciation	year
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

9. Property, plant and equipment (continued)
2002
Freehold land and buildings	2,585	1	324	—	—	(1)	(190)	2,719
Leasehold buildings	488	47	104	—	—	—	(22)	617
Network equipment	27,556	1,719	4,479	65	(12)	(67)	(3,324)	30,416
Support equipment	1,442	—	379	—	—	—	(365)	1,456
Furniture and office equipment	208	67	—	—	—	(6)	(44)	225
Data processing equipment and software	3,765	337	935	—	(219)	(16)	(1,262)	3,540
Under construction	2,408	6,727	(6,221)	—	(214)	—	—	2,700
Other	252	106	—	1	—	(38)	(76)	245

	38,704	9,004	—	66	(445)	(128)	(5,283)	41,918

2001
Freehold land and buildings	2,266	—	—	536	—	(20)	(197)	2,585
Leasehold buildings	468	55	—	—	—	(15)	(20)	488
Network equipment	23,477	1,235	116	6,269	(160)	(14)	(3,367)	27,556
Support equipment	1,307	85	—	463	—	(7)	(406)	1,442
Furniture and office equipment	202	18	—	29	—	(7)	(34)	208
Data processing equipment and software	2,912	224	—	1,482	—	(36)	(817)	3,765
Under construction	3,229	8,181	—	(8,811)	(119)	(72)	—	2,408
Other	249	91	—	32	—	(41)	(79)	252

	34,110	9,889	116	—	(279)	(212)	(4,920)	38,704

The average time taken to construct assets varies between three and four months.

Full details of fixed properties are available for inspection at the registered office of the Company.

	2001	2002	2003
	Rm	Rm	Rm

Impairment and write-off of assets	279	445	189

Assets under construction	119	214	54

Assets relating to information technology development that, due to a supplier dispute, are not re-usable, have been impaired in full	119	179	—
Certain information technology support system development found not to be economically viable, resulted in a full write-off	—	35	—
Assets under construction written-off	—	—	54

Data processing equipment and software	—	219	27

Assets relating to information technology development that, due to a supplier dispute, are not re-usable, have been impaired in full	—	167	—
Telkom assessed its software in 2003 which resulted in the writing-off of computer software	—	—	27
The Group implemented a new billing system during 2002. The carrying value of the previous billing system was impaired in full	—	52	—

Network equipment
Decommissioned and obsolete equipment written-off	160	12	103
Other
Support equipment, buildings and other assets written-off	—	—	5

Telkom SA Limited Group Annual Report 2003   75

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2003			2002

			Accumulated	Carrying		Accumulated	Carrying
		Cost	amortisation	value	Cost	amortisation	value
		Rm	Rm	Rm	Rm	Rm	Rm

10.	Intangible assets
	Goodwill	460	(241)	219	493	(185)	308
	Trademarks, copyrights and other	322	(228)	94	274	(127)	147
	Licences	95	(44)	51	104	(29)	75

		877	(513)	364	871	(341)	530

	2001

		Accumulated	Carrying
	Cost	amortisation	value
	Rm	Rm	Rm

Goodwill	299	(119)	180
Trademarks, copyrights and other	277	(74)	203
Licences	54	(22)	32

	630	(215)	415

The carrying amounts of intangible assets can be reconciled as follows:

	Carrying			Foreign		Carrying
	value at			currency		value at
	beginning			translation		end of
	of year	Additions	Impairment	reserve	Amortisation	year
	Rm	Rm	Rm	Rm	Rm	Rm

2003
Goodwill	308	—	(16)	—	(73)	219
Trademarks, copyrights and other	147	14	—	—	(67)	94
Licences	75	—	—	(17)	(7)	51

	530	14	(16)	(17)	(147)	364

During the year management reassessed the expected future economic benefit of the intellectual property included in trademarks and copyrights. Based on this assessment management expected these intangible assets to have no useful life beyond year end, which resulted in an increased amortisation for the current year.

Impairment of goodwill

The Group impaired the goodwill arising on the acquisition of 40% of Swiftnet (Proprietary) Limited as a result of the current performance of that company.

	Carrying			Foreign		Carrying
	value at			currency		value at
	beginning			translation		end of
	of year	Additions	Disposals	reserve	Amortisation	year
	Rm	Rm	Rm	Rm	Rm	Rm

2002
Goodwill	180	194	—	—	(66)	308
Trademarks, copyrights and other	203	—	(3)	—	(53)	147
Licences	32	48	(8)	9	(6)	75

	415	242	(11)	9	(125)	530

76   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		Carrying			Carrying
		value at			value at
		beginning			end of
		of year	Additions	Amortisation	year
		Rm	Rm	Rm	Rm

10.	Intangible assets (continued)
	2001
	Goodwill	187	68	(75)	180
	Trademarks, copyrights and other	251	7	(55)	203
	Licences	32	2	(2)	32

		470	77	(132)	415

		2001	2002	2003
		Rm	Rm	Rm

11.	Investments	576	751	1,086
	Unlisted	102	102	9

	Intelsat
	Nil% (2002: 1.16%, 2001: 1.16%) interest in International Telecommunications Satellite Organisation, headquartered in Washington DC, USA at cost	92	92	—
	Telkom disposed of its investment in Intelsat effective December 30, 2002.
	Inmarsat
	0.30% (2002: 0.30%, 2001: 0.30%) interest in International Mobile Satellite Services Organisation, headquartered in London, United Kingdom, at cost	9	9	9
	Rascom
	1.07% (2002: 1.18%, 2001: 1.53%) interest in Regional African Satellite Communications Organisation, headquartered in Abidjan, Ivory Coast at cost	1	1	—

	Cost	1	1	1
	Provision for devaluation of investment	—	—	(1)

A reliable fair value could not be determined for unlisted investments. The directors’ valuations are based on the Group’s interest in the entities’ net asset values converted at year-end exchange rates.

	The aggregate directors’ valuation of the above unlisted investments is R20.2m (2002: R292.6m, 2001: R171.9m) based on the net asset values.
	Listed	27	77	40

	New Skies N.V.
	0.89% (2002: 0.89%, 2001: 1.16%) interest in New Skies Satellite N.V., headquartered in The Hague, Netherlands at fair value (2001 at cost)	27	77	40

	Market value: R40.0m (2002: R77.0m, 2001: Directors’ valuation – R72.0m).

Telkom SA Limited Group Annual Report 2003   77

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

11.	Investments (continued)
	Other investments	447	601	1,063

	ABSA Bank Limited	—	—	34

Vodacom Congo (RDC) s.p.r.l’s deposit account amounts to € 8m (Group share: € 4m), which is charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l, and bears interest at EURIBOR less 2%. The deposit is refundable once the extended credit facility is repaid.

	Planetel Communication Limited	—	—	27

The loan of US$7m (Group share: US$3m) issued during the current year, bears interest at LIBOR plus 5%. Planetel Communication Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all cash distributions and pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding.

	Caspian Construction Company Limited	—	—	33

The loan of US$8m (Group share: US$4m) issued during the current year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all cash distributions and pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding.

	Other	447	601	969

	Linked insurance policies – Coronation fund manager	—	211	330
	Linked insurance policies – Investec fund manager	—	33	20
	Ordinary shares – Listed – Investec fund manager	—	75	116
	Cash – Investec	—	—	26
	Other money markets	—	240	477
	Government stock	—	1	—
	Unlisted	447	41	—

	Less: Short term investments	—	(29)	(26)

	Other investments	—	(29)	(26)

Included in other investments is R938m (2002: R560m, 2001: R440m) that will be used to fund the post-retirement medical aid liability. These investments have been made through a cell captive that has been consolidated in full.

78   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

12.	Deferred taxation	853	549	240

	Balance at beginning of year	1,069	853	549
	Adoption of IAS 39	—	(250)	—
	Income statement movements	(216)	(48)	(322)

	Temporary differences	(224)	(326)	(300)
	Underprovision/(overprovision) prior year	8	278	(22)

	Foreign equity revaluation	—	(6)	13
	The balance comprises:	853	549	240

	Capital allowances	(786)	(2,152)	(2,700)
	Provisions and other allowances	601	1,379	1,595
	Tax losses	1,038	1,322	1,345

	Deferred tax balance is made up as follows:	853	549	240

	Deferred tax assets	1,168	1,012	737
	Deferred tax liabilities	(315)	(463)	(497)

	Tax losses available for set-off against future taxable profits	3,459	4,412	4,581
	Unutilised assessed losses for which no deferred tax assets were raised	260	225	124
	Under South African tax legislation, tax losses for companies continuing to do business do not expire.
13.	Inventories	861	624	621

	Gross inventories	914	670	696
	Provision for obsolete inventories	(53)	(46)	(75)

	Inventories consist of the following categories:	861	624	621

	Installation, maintenance and network equipment	594	385	374
	Merchandise	267	239	247

	Provision for obsolete inventories	53	46	75

	Opening balance	112	53	46
	Charged to income	106	89	110
	Write-off against provision	(165)	(96)	(81)

14.	Trade and other receivables	5,852	5,720	6,110

	Trade receivables	4,857	4,858	5,423

	Gross trade receivables	5,350	5,501	5,760
	Provision for doubtful debts	(493)	(643)	(337)

	Prepayments and other receivables	995	862	687

	Provision for doubtful debts	493	643	337

	Opening balance	539	493	643
	Charged to income	752	984	249
	Write-off against provision	(798)	(834)	(555)

Telkom SA Limited Group Annual Report 2003   79

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

15.	Income tax receivable	1,294	1,081	276

	Tax receivable	1,116	899	236
	Interest accrued	178	182	40

	Income tax receivable relates to an over-payment of estimated tax in respect of the 1999 tax year.
	An assessment has been received for R276m from the South African Revenue Services confirming the refund to be made to Telkom.
16.	Other financial assets	2,866	2,819	1,204

	Repurchase agreements	782	100	222
	Bills of exchange	193	10	(68)
	Derivative instruments (Note 30)	1,891	2,709	1,050

	Other financial instruments are made up as follows:	2,866	2,819	1,204

	Other financial assets	3,425	3,712	1,771
	Other financial liabilities	(559)	(893)	(567)

	In the current year derivative assets and liabilities have been disclosed as current assets and current liabilities respectively.
	Repurchase agreements

The Group actively manages a portfolio of repurchase agreements in the South African capital and money markets, with a view to generating additional investment income on the favourable interest rates provided on these transactions. Interest received from the borrower is based on the current market-related yield required for South African government and Telkom bonds.

2003
Maturity period	Yield
1 day	11.12% – 11.54%			151
7 days	10.38%			71

				222

2002
Maturity period	Yield
7 days	13.30%		46
5 days	13.02% – 13.30%		54

			100

2001
Maturity period	Yield
7 days	11.30% – 12.40%	348
3 days	11.92% – 13.30%	434

		782

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly tradable bonds has been delivered in respect of the above transactions.

The terms and conditions of these transactions are governed by signed International Securities Market Association (“ISMA”) agreements with all counter parties and the regulations of the Bond Exchange of South Africa (“BESA”).

The fair value of such bonds has been derived with reference to BESA quoted prices.

80   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

17.	Net cash and cash equivalents	867	(98)	837

	Cash and bank balances	306	723	916
	Short-term deposits	1,495	1	201

	Cash shown as current assets	1,801	724	1,117
	Credit facilities utilised	(934)	(822)	(280)

	Undrawn borrowing facilities
	General banking facilities		2,154	3,018

The general banking facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity (Note 31).

18.	Share capital
	Authorised and issued share capital and share premium are made up as follows:
	Authorised	10,000	10,000	10,000

	999,999,998 (2002: 1,000,000,000, 2001: 1,000,000,000) ordinary shares of R10 each	10,000	10,000	10,000
	1 (2002: Nil, 2001: Nil) Class A ordinary share of R10	—	—	—
	1 (2002: Nil, 2001: Nil) Class B ordinary share of R10	—	—	—

	Issued and fully paid	8,293	8,293	8,293

	557,031,817 (2002: 557,031,819, 2001: 557,031,819) ordinary shares of R10 each	5,570	5,570	5,570
	1 (2002: Nil, 2001: Nil) Class A ordinary share of R10	—	—	—
	1 (2002: Nil, 2001: Nil) Class B ordinary share of R10	—	—	—
	Share premium	2,723	2,723	2,723

Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003, Telkom’s authorised and issued share capital was altered by the conversion of one ordinary share held by Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10.

The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary, class A and class B shares can be obtained from the memorandum of association of Telkom.

	At the end of March 31, 2003 the shareholders had not granted the Board authority to issue unissued shares.
	Share issue expenses	—	(44)	—

Share issue expenses represent costs incurred in 2002 by the Group in preparation for the initial public offering. These costs were deferred to be written-off against share premium when new shares were issued. However this was expensed on September 30, 2002 by the Group as the Board decided not to issue additional shares on date of listing.

19.	Non-distributable reserves	—	134	(11)

	Balance at beginning of year	—	—	134
	Adoption of IAS 39	—	45	—
	Movement during year	—	89	(145)

	Foreign currency translation reserve (net of tax of R11m, 2002: (R10m))	—	49	(121)
	Fair value adjustment	—	5	(37)
	Life Fund reserve (Cell Captive)	—	35	13

Telkom SA Limited Group Annual Report 2003   81

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

19.	Non-distributable reserves (continued)
	The balance comprises:	—	134	(11)

	Foreign currency translation reserve	—	49	(72)
	Fair value adjustment on investments	—	50	13
	Cell Captive reserve	—	35	48

The Group has two consolidated cell captives, one used as an investment vehicle and the other for short-term insurance. The earnings from the cell captives are transferred to non-distributable reserves

20.	Retained earnings	6,679	8,449	10,066

	Balance at beginning of year	5,057	6,679	8,449
	Adoption of IAS 39	—	584	—
	Retained earnings for the year	1,622	1,186	1,617

	Net profit for the year	1,622	1,221	1,630
	Transfer to non-distributable reserves	—	(35)	(13)

	The balance comprises:	6,679	8,449	10,066

	Company	4,856	5,660	6,367
	Joint venture	1,754	2,678	3,485
	Subsidiaries	69	111	214

	Adoption of IAS 39

On April 1, 2001 the Group prospectively adopted IAS 39 Financial Instruments: Recognition and Measurement. In accordance with IAS 39, adjustments have been made to reserves on the date of adoption, while comparative amounts have not been restated

	Increase in net profit
	Gross		468
	Taxation		(140)

	Net		328

	Increase in opening retained earnings
	Gross		834
	Taxation		(250)

	Net		584
21.	Minority interest	116	133	194

	Opening balance	47	116	133
	Movement – current year	69	17	61

	Reconciliation	116	133	194

	Balance at beginning of year	47	116	133
	Acquisition/(disposal)	3	(41)	—
	Share of earnings	68	59	105
	Foreign currency translation reserves	—	—	(19)
	Dividends paid	(2)	(1)	(25)

82 Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

22.	Interest bearing debt	18,991	21,505	16,346
	(a) Local debt	14,923	17,991	16,000

	Locally registered Telkom debt instruments	11,292	15,101	14,436

	Name, maturity, rate p.a., nominal value
	TK01, 2008, 10%, R4,491m (2002: R4,594m, 2001: R4,829m)	3,666	3,552	3,566
	TL08, 2004, 13%, R3,500m (2002: R3,500m, 2001: R3,500m)	3,191	3,272	3,368
	TL03, 2003, 10.75%, R4,311m (2002: R5,000m, 2001: R2,700m)	2,669	4,985	4,306
	TL06, 2006, 10.5%, R1,455m (2002: R1,455m, 2001: Nil)	—	1,435	1,438
	TL20, 2020, 6%, R2,500m (2002: R2,500m, 2001: R2,500m)	1,104	1,119	1,136
	PP01, 2002, 12.5%, RNil (2002: R200m, 2001: R200m)	196	200	—
	PP02, 2010, 0%, R430m (2002: R430m, 2001: R430m)	115	132	152
	PP03, 2010, 0%, R1,350m (2002: R1,350m, 2001: R1,350m)	351	406	470

	Local bonds

The local Telkom bonds are unsecured, but contain a number of restrictive covenants, which limit Telkom’s ability to create encumbrances on revenues or assets, and to secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness. TL20 loan stock contain restrictive financial covenants.
Telkom is a buyer or seller of last resort in the Telkom bond TK01. To eliminate the resultant exposure Telkom sells or buys government bonds. The objective of the hedging relationship is to eliminate price risk whereby value changes on the TK01 transactions are in total offset by value changes in the government stock.

	Telkom switching certificates 2008, 10.20% to 15.94%	120	—	—
	Revolving repurchase agreements	421	21	167
	Commercial paper bills	2,888	2,387	1,397
	2003 – 2005, 13.5% to 15.13%, R1,766m (2002: R2,962m, 2001: R3,699m).
	Interest bearing loans	200	482	—

	Commerzbank AG	100	100	—
	The loan was uncollateralised, bore interest at a fixed quarterly rate of 13.7% and was repaid on March 17, 2003.
	Credit Agricole Indosuez	100	100	—
	The loan was uncollateralised, bore interest at a fixed quarterly rate of 14.0% NACQ and was repaid on March 17, 2003.
	Vodacom (Proprietary) Limited	—	13	—
	Vodacom Tanzania Limited	—	269	—
	The loan of US$47m (Group share: US$24m) from Standard Bank of London was collateralised, bear interest at an effective interest rate of LIBOR plus 1.5% and was repaid during August 2002.

	Interest free long-term loans
	Sekha-Metsi Consortium Limited (unsecured).	2	—	—

Telkom SA Limited Group Annual Report 2003   83

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

22.	Interest bearing debt (continued)
	(b) Foreign debt	9,559	5,555	5,023

	United States Dollar: 2002 – 2003, 3.14%, $1.2m (2002: $4m, 2001: $596m)	5,368	42	10
	Euro: 2002 – 2005, 0.10% – 7.13%, € 512m (2002: € 514m, 2001: € 519m)	3,786	5,133	4,445
	South African Rand: 2009, 10.56%, RNil (2002: R359m, 2001: R359m)	359	359	—
	This is shown as foreign debt since the loans are held with foreign lenders.
	Planetel Communications Limited	—	10	24

The shareholder loan of US$10m (2002: US$2m) (Group share: US$5m, 2002: US$1m) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 (2002: 1%), and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was re-measured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on re-measurement was included in the income statement.

	Caspian Construction Company Limited	—	11	21

The shareholder loan of US$8m (2002: US$2m) (Group share: US$4m, 2002: US$1m) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002 (2002: 1%), and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was re-measured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on re-measurement was included in the income statement.

	Extended credit facility of Vodacom Congo (RDC) s.p.r.l	—	—	169

Vodacom Congo (RDC) s.p.r.l’s extended credit facility amounts to € 39m (Group share:
€ 20m), which is partially collateralised by guarantees and cash deposits, and bears interest at EURIBOR plus 1.75% and is repayable on April 30, 2004.

	Revolving credit facility of Vodacom Congo (RDC) s.p.r.l	—	—	65

Vodacom’s share of the short-term revolving credit facility provided by ABSA amounts to US$16m (Group share: US$8m). The credit facility is collateralised by guarantees provided by the Group and a letter of comfort, which bears interest at an effective interest rate of LIBOR plus 1.5% and is available until December 31, 2004.

	Loan to Vodacom Congo (RDC) s.p.r.l	—	—	35

Vodacom’s share of the loan provided by Standard Finance (Isle of Man) Limited amounts to US$9m (Group share: US$5m). The loan is collateralised by a letter of comfort, bears interest at an effective rate of 2.74% and is repayable on July 1, 2003.

	Project finance funding for Vodacom Tanzania Limited	—	—	251
	The drawn down portion of the project finance funding from external parties includes the following:
	Netherlands Development Finance Company € 12m (Group share: € 6m) DEG US$11m (Group share: US$6m)

Standard Corporate and Merchant Bank US$20m (Group share: US$10m) Barclays Bank (Local Syndicate Tanzania) TSH19,744m (Group share: TSH9,872m) and is collateralised by a charge over 51% of the shares, the license and Vodacom Tanzania Limited’s tangible and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 5.5% and 13.0% per annum and will be fully repaid by March 2009.

	Vodacom Congo (RDC) s.p.r.l	—	—	3
	Loans denominated in other currencies	46	—	—

84   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

22.	Interest bearing debt (continued)
	Less: Current portion of interest bearing debt	(5,491)	(2,041)	(4,677)

	Local debt	(2,191)	(1,982)	(4,527)

	Locally registered Telkom debt instruments	—	(200)	(4,306)
	Commercial paper bills	(1,770)	(1,278)	(54)
	Revolving repurchase agreements	(421)	(21)	(167)
	Long-term loans	—	(201)	—
	Short-term loans	—	(282)	—

	Foreign debt	(3,300)	(59)	(150)

	Included in long and short-term debt is:
	Guaranteed debt	4,313	4,088	3,683

	By the South African Government	3,907	3,729	3,683
	By South African Banks	406	359	—

	The Company may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. These borrowing powers are set out in the Company’s Articles of Association.
	Revolving repurchase agreements

The Group actively manages a portfolio of repurchase agreements in the South African capital and money markets with a view to financing short-term liquidity gaps. Interest paid by the Group is based on the current market-related yield required for South African Government and Telkom bonds.

2003
Maturity period	Yield
1 day	10.8% – 11.54%			167

2002
Maturity period	Yield
13 days	13.10%		1
5 days	13.02% – 13.30%		20

			21

2001
Maturity period	Yield
7 days	12.40%	3
3 days	12.12% – 12.48%	418

		421

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value.

Collateral in the form of publicly tradable bonds has been received in respect of the above transactions.

The terms and conditions of these transactions are governed by signed ISMA agreements with all counter parties and the regulations of the BESA. The fair value of such bonds has been derived with reference to BESA quoted prices.

Telkom SA Limited Group Annual Report 2003   85

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

23.	Finance leases	852	1,028	1,107

	Total finance leases	852	1,033	1,114
	The finance leases are secured by land and buildings with a book value of R635m (2002: R617m, 2001: R488m). These amounts are repayable within periods ranging between 5 and 16 years.
	Interest rates vary between 13.44% and 18.3% (Note 28).
	Less: Current portion of finance leases	—	(5)	(7)

24.	Repayment of total interest bearing debt
	Total interest bearing debt (including finance leases – Note 23)	25,334	24,579	22,137

	Gross interest bearing debt	30,362	29,082	26,106
	Discount on debt instruments issued	(5,028)	(4,503)	(3,969)

	2001	2002	2003	2003	2003
	Total	Total	Foreign	Local	Total
Year repayable	Rm	Rm	Rm	Rm	Rm

2001/2002	5,491	—	—	—	—
2002/2003	2,445	1,965	—	—	—
2003/2004	3,802	5,072	150	4,543	4,693
2004/2005	4,956	4,955	213	4,960	5,173
2005/2006	3,848	5,278	4,395	287	4,682
2006/2007	3	1,834	59	1,494	1,553
2007/2008	4,829	4,594	29	4,547	4,576
Thereafter	4,988	5,384	177	5,252	5,429

	30,362	29,082	5,023	21,083	26,106

		2001	2002	2003
		Rm	Rm	Rm

25.	Provisions	2,988	2,601	2,554

	Leave pay	450	463	417

	Balance at beginning of year	493	450	463
	Charged to income	108	136	114
	Leave utilised or paid	(151)	(123)	(160)

	Medical aid liability (Note 32)	2,183	2,154	2,289

	Balance at beginning of year	2,464	2,183	2,154
	Interest cost	348	224	225
	Current service cost	50	14	20
	Actuarial gain	(16)	(5)	(5)
	Settlement and curtailment (gain)/loss	(409)	(5)	22
	Termination settlement	(118)	(144)	(13)
	Contributions	(136)	(113)	(114)

	Retirement and pension fund deficits (Note 32)	985	759	474

	Balance at beginning of year	1,097	985	759
	Repayment of the deficit	(240)	(307)	(325)
	Interest cost	128	119	86
	Curtailment gain	—	(38)	(9)
	Realisation of fund reserve	—	—	(37)

	Sick leave	332	315	349

	Balance at beginning of year	330	332	315
	Charged to income	2	(17)	34

86   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

25.	Provisions (continued)
	Telephone rebates (Note 32)	134	146	162

	Balance at beginning of year	124	134	146
	Interest cost	9	10	24
	Current service cost	1	2	3
	Actuarial gain	—	—	(11)

	Bonus	284	336	608

	Balance at beginning of year	365	284	336
	Charged to income	118	224	460
	Payment	(199)	(172)	(188)

	Supplier dispute (Note 29)	—	375	356

	Balance at beginning of year	—	—	375
	Charged to income	—	375	(19)

	Warranty provisions	—	1	5

	Balance at beginning of year	—	—	1
	Charged to income	—	20	5
	Provision utilised	—	(19)	(1)

	Other	19	16	35

	Balance at beginning of year	20	19	16
	Charged to income	35	38	28
	Provision utilised	(36)	(41)	(9)

	Short-term portion	(1,399)	(1,964)	(2,141)

	Leave pay	(450)	(463)	(417)
	Medical benefits	(200)	(200)	(150)
	Retirement and pension fund deficits	(258)	(258)	(221)
	Sick leave	(332)	(315)	(349)
	Bonus	(140)	(336)	(608)
	Supplier dispute	—	(375)	(356)
	Warranty provisions	—	(1)	(5)
	Other	(19)	(16)	(35)

Leave pay benefits

In terms of the Group’s policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 28 days for Telkom and 45 days for the Joint Venture Company. This is reviewed annually and is in accordance with legislation.

Sick leave

Sick leave provision is determined in accordance with the Group’s policy. This represents amounts accrued to the benefit of the employees and may be paid, due to the inability of an employee to render services for an extended period due to illness.

Bonus

The Telkom bonus scheme consists of performance bonuses based on achievement of certain financial and non-financial targets. The bonus is payable once every year after the Group results have been made public. To qualify, staff members and management must be in service on the final result date.

The Joint Venture Company’s bonus provision consists of a performance bonus based on profit achievement. The performance bonus is payable in May each year to members of management and is payable bi-annually in December and May to staff members. The maximum bonus payable is determined by applying a specific formula based upon Vodacom achieving a pre-determined profit and the employee’s achievement of specified performance targets. Management and staff must be in service on May 31 to qualify for the bonus.

Supplier dispute

Telkom provided R356m (2002: R375m, 2001: RNil) for its estimate of probable liability which includes interest and legal fees (Note 29).

Warranty

During the 2002 financial year, the warranty provision was created in Vodacom to cover manufacturing defects in the second year of warranty on handsets sold to customers.

Telkom SA Limited Group Annual Report 2003   87

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

26.	Trade and other payables	5,838	6,663	5,229

	Trade payables	3,851	4,877	2,801
	Finance cost accrued	578	1,126	532
	Deferred exchange gains	894	—	—
	Accruals	515	660	1,896

27.	Deferred income	1,142	958	1,030

Included in deferred income is profit on the sale and leaseback of certain Telkom buildings of R173m (2002: R184m, 2001: R195m). A profit of R11m is recognised in income on a straight line basis, over the period of the lease ending 2019 (Note 23).

28.	Commitments
	Capital commitments authorised	11,842	6,082	5,929

	Fixed-line	9,201	4,932	4,977
	Mobile	2,641	1,150	952

	Commitments against authorised capital expenditure	1,311	810	435

	Fixed-line	503	85	104
	Mobile	808	725	331

	Authorised capital expenditure not yet committed	10,531	5,272	5,494

	Fixed-line	8,698	4,847	4,873
	Mobile	1,833	425	621

Management expects these commitments to be financed from internally generated cash and other borrowings.

	Total	< 1 year	1 – 5 years	> 5 years
	Rm	Rm	Rm	Rm

Operating lease commitments
2003
Buildings	1,059	183	483	393
Transmission and data lines	1,135	228	907	—
Vehicles	719	719	—	—
Equipment	11	4	7	—
Sport and marketing contracts	228	123	105	—

Total	3,152	1,257	1,502	393

2002
Buildings	737	208	310	219
Transmission and data lines	1,101	183	735	183
Vehicles	809	809	—	—
Equipment	35	17	18	—

Total	2,682	1,217	1,063	402

2001
Buildings	3,186	207	695	2,284
Transmission and data lines	1,264	182	1,082	—
Vehicles	6,668	934	3,623	2,111
Equipment	80	21	59	—

Total	11,198	1,344	5,459	4,395

88   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

28.	Commitments (continued)

Operating leases

The Group leases certain buildings, vehicles and equipment. The bulk of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five years and three years. The bulk of non-equipment-related premises are for three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.

The minimum lease payments under these agreements are subject to annual escalations, which range from 8% to 12%.

Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note.

The master lease agreement for vehicles is for a period of five years, and expires on March 31, 2005. In accordance with the agreement Telkom is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five year period. The current contract does not have a forced renewal option. Any continued involvement after March 31, 2005 will be renegotiated at the time of the expiry of the current contract. The contract is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is however replaced by a new similar vehicle the lease payment is increased with a percentage increase based on the South African consumer index at the time. As there is no minimum usage clause in the master lease agreement, only the lease payments for the next year have been disclosed. The leases of individual vehicles are renewed annually.

	Total	< 1 year	1 – 5 years	> 5 years
	Rm	Rm	Rm	Rm

Finance lease commitments
2003
Lease payments	2,889	109	748	2,032
Finance charges	(1,775)	(134)	(732)	(909)

Minimum lease payments	1,114	(25)	16	1,123

Present value of the liability	1,081
Finance charges capitalised	33

Liability as disclosed in Note 23	1,114

2002
Lease payments	2,550	54	292	2,204
Finance charges	(1,517)	(88)	(393)	(1,036)

Minimum lease payments	1,033	(34)	(101)	1,168

Present value of the liability	1,026
Finance charges capitalised	7

Liability as disclosed in Note 23	1,033

2001
Lease payments	2,452	49	264	2,139
Finance charges	(1,600)	(83)	(377)	(1,140)

Minimum lease payments	852	(34)	(113)	999

Present value of the liability	845
Finance charges capitalised	7

Liability as disclosed in Note 23	852

Finance lease

The finance lease relates to the sale and leaseback of the Group buildings. The lease term negotiated for the building is for a period of 25 years ending 2019. The minimum lease payment is subject to an annual escalation of 10%. Telkom has the option to sub-let parts of the buildings. In case of a breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.

Finance charges accruing on the Group’s building leases exceed the lease payments for the next five years. Minimum lease payments for the next five years do not result in any income accruing to the Group.

Telkom SA Limited Group Annual Report 2003   89

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		2001	2002	2003
		Rm	Rm	Rm

29.	Contingencies
	Third parties	184	65	161
	Guarantee of employee housing loans	178	208	192

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that Telkom does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees to settle a certain portion of employees’ housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any payment can be made over to the employee. The maximum amount of the guarantee in the event of the default is as disclosed above.

Supplier dispute

Expenditure of R594m was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the Company wrote off R119m of this investment in the fixed-line business. Following an assessment of the viability of the project, the balance of the Telcordia assets were written-off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130m plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom has since brought an application in the High Court in South Africa to review the partial award. This matter is to be heard in the South African High Court in August 2003. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial ruling, which petition Telkom has resisted. A hearing date for this petition has been scheduled for June 25, 2003. The arbitration proceeding and the amount of Telkom’s liability are not expected to be finalised until late 2003 or early 2004. Telkom’s provision of US$44m for its estimate of probable liabilities, including interest and legal fees, was recognised as at March 31, 2003.

Site restoration costs

The Group has a constructive, but no legal obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.

The Group exposure is 50% of the following items:

Vodacom Congo (R.D.C.) s.p.r.l.

The Group has a 51% equity interest through Vodacom in Vodacom Congo (R.D.C.) s.p.r.l., (“Vodacom Congo”), which commenced business on December 11, 2001.

Vodacom, in terms of the shareholders’ agreement, is ultimately responsible for the funding of the operations of Vodacom Congo. Currently Vodacom Congo is incurring losses which are expected to continue in the short term. The 49% portion attributable to the other joint venture partner in respect of the liabilities and losses as at March 31, 2003 and 2002 were as follows:

	2002	2003
	Rm	Rm

Losses	(19)	(186)
Total liabilities	(30)	(522)
Total assets	440	658
Preference shares	(368)	(368)

Furthermore, the following guarantees were approved/issued by Vodacom in respect of Vodacom Congo subsequent to the balance sheet date:

			Date	Euro
2003	Details	Beneficiary	issued	m

Approved not issued	Guarantees not yet issued	ABSA Bank Limited	N/A	4

Negative working capital ratio

For each of the financial years ended 2003, 2002, and 2001 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

90   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.

The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables, arise directly from the Group’s operations.

The Group finances its operations primarily by a mixture of issued share capital, retained profit, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.

Concentration of risks

Telkom is a party to collective bargaining agreements with unions covering the employment terms and conditions of a significant part of their employees. Approximately 36% of the Company employees are members of the Alliance of Telkom Union and 38% of the Company employees are members of the Communication Workers Union. These employees are bound to follow the decisions of the Union. Telkom has a good working relationship with the unions and to date, there have been no significant disruptions to operations due to union activities.

Telkom has various commercial contracts with suppliers of goods and services which at a high level can be classified into IT, Network, Commercial (inclusive of outsourced entities), Training and other. Risk reviews are conducted on a quarterly basis, while formal assessments are being conducted on a annual basis. If specific risks are highlighted during a review, a formal assessment is conducted immediately. Risk exposure is evaluated against the following criteria:
•	the value of the contract/company spent to date;
•	impact of supplier/service provider on key strategic initiatives of the Company;
•	level/intensity of associated maintenance/support received from technology suppliers;
•	the period that a specific technology is already introduced into the network;
•	the extent of customisation by the Company on standard technical functionality provided by supplier/service provider;
•	level of foreign exposure in currency associated with the product/service offering; and
•	inherent business and financial risk associated with a supplier.

Telkom is currently the sole holder of the license to provide public switched telephony services within South Africa and therefore the customer base is diverse and spread across the country. Telkom has embarked on a process of signing long-term contracts with significant customers.

Interest rate risk management

Interest rate risk arises from the repricing of the Group’s forward cover and floating rate debt as well as new borrowings and refinancing.

The Group’s policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, the Group makes use of interest rate derivatives as approved in terms of Group policy. Fixed rate debt represents approximately 90.36% (2002: 86.20%, 2001: 62.66%) of the total consolidated debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group’s exposure to interest rate increases given the size of the Group’s debt portfolio. All financial instruments that reprice within one year are deemed to be floating rate debt.

Interest rate repricing profile for interest bearing debt:

	Floating	Fixed rate
	rate	<1 year	1 — 5 years	>5 years	Total
	Rm	Rm	Rm	Rm	Rm

2003
Borrowings	2,133	4,366	12,906	2,732	22,137
Percentage of borrowings	9.64%	19.72%	58.30%	12.34%	100.00%
2002
Borrowings	3,392	407	14,714	6,066	24,579
Percentage of borrowings	13.80%	1.66%	59.86%	24.68%	100.00%
2001
Borrowings	9,460	1	9,809	6,064	25,334
Percentage of borrowings	37.34%	0.00%	38.72%	23.94%	100.00%

Borrowings do not include credit facilities utilised of R280m (2002: R822m, 2001: R934m), which are floating rate debt.

The effective interest rate for the year was 13.56% (2002: 13.48%, 2001: 13.01%). At March 31, 2003 the Group did not have a significant interest rate risk exposure on financial assets.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of Group policy.

Telkom SA Limited Group Annual Report 2003   91

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management (continued)

The tables below summarise the interest rate hedges outstanding as at:

				Weighted	Average
	Average		Notional	average	capped
	maturity	Currency	amount	coupon rate	interest
			m		rate

2003
Interest rate swaps
Pay fixed	1 — 5 years	ZAR	1,150	14.44%
Receive fixed	> 5 years	ZAR	119	15.73%
2002
Interest rate swaps
Pay fixed	< 1 year	ZAR	1,300	12.19%
	1 — 5 years	ZAR	150	12.92%
	> 5 years	ZAR	1,000	14.67%
Receive fixed	> 5 years	ZAR	74	16.00%
2001
Interest rate swaps
Pay fixed	< 1 year	USD	70	6.30%
	1 — 5 years	ZAR	1,450	12.27%
	> 5 years	ZAR	1,000	14.67%
Receive fixed	> 5 years	ZAR	74	4.15%
Caps	< 1 year	USD	30		7.00%

Pay fixed
The floating rate is based on the 3 month JIBAR, and is settled quarterly in arrears.

Pay floating
The Group swapped its fixed rate for a floating rate linked to the BA (Banker’s Acceptance) rate plus a margin of between 2% and 2.25%. The interest rate swaps cover refinancing price risk on the commercial paper bill programme.

Credit risk management
The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. The maximum exposure to the Group if no amounts were recovered at March 31, 2003 is R1,390m. No collateral is required when entering into derivative contracts. Credit limits are reviewed on a yearly basis or when information becomes available in the market. The Group limits its exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations. Credit limits are set on an individual entity basis.

Trade receivables comprise a large and widespread customer base, covering residential, business and corporate customer profiles. Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate. Management reduces the risk of unrecoverable debt by improving credit management through credit vetting and stricter debt collection policies.

Liquidity risk management
The Group is exposed to liquidity risk as a result of uncertain debtor related cash flows as well as capital commitments of the Group. Liquidity risk is primarily managed by the Corporate Finance division in accordance with policies and guidelines formulated by the Operating Committee. In terms of its borrowing requirements, the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Operating Committee maintains a reasonable balance between the period assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.

Available credit facilities not utilised at March 31, 2003 amounted to R3,018m (Note 17).

92   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management (continued)

Foreign currency exchange rate risk management

The Group manages its foreign exchange rate risk by hedging, on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group’s risk exposure.

Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group’s operations and liabilities. The Group also enters into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (principally US Dollars and Euro). The purpose of the Group’s foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

The tables below reflect the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year end exchange rates:

	Fixed rate	Floating	Interest free	Total
	Rm	Rm	Rm	Rm

Liabilities
2003
Currency
ZAR	15,619	1,844	11,372	28,835
USD	115	168	659	942
EUR	4,338	325	68	4,731
Other	—	76	28	104

	20,072	2,413	12,127	34,612

2002
Currency
ZAR	16,189	4,016	12,656	32,861
USD	—	63	351	414
EUR	4,998	135	675	5,808
Other	—	—	53	53

	21,187	4,214	13,735	39,136

2001
Currency
ZAR	12,344	4,722	11,929	28,995
USD	—	5,370	379	5,749
EUR	3,530	256	411	4,197
Other	—	46	21	67

	15,874	10,394	12,740	39,008

Assets

There is no material foreign currency exposure for assets.

Forward exchange contracts

The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received and future interest payments and loans denominated in foreign currency.

Telkom SA Limited Group Annual Report 2003   93

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management (continued)

	< 1 year		1 — 5 years		> 5 years

	Foreign		Foreign		Foreign
	currency	Local	currency	Local	currency	Local
	notional	currency	notional	currency	notional	currency
	amount	amount	amount	amount	amount	amount
	m	Rm	m	Rm	m	Rm

Average maturity years currency
2003
Buy foreign currency and sell ZAR
United States Dollar	271	2,421	40	408
Pound Sterling	7	96	—	—
Euro	87	843	57	424
Swedish Krona	39	38	—	—
Swiss Franc	—	2	—	—
Japanese Yen	66	5	—	—

		3,405		832

Buy ZAR and sell foreign currency
United States Dollar	56	551	51	522
Pound Sterling	4	58	—	—
Euro	31	314	—	—
Swedish Krona	12	14	—	—
Japanese Yen	34	3	—	—

		940		522

Buy Euro and sell USD currency
United States Dollar	14	123

2002
Buy foreign currency and sell ZAR
United States Dollar	447	4,836	61	596
Pound Sterling	6	108	2	26
Euro	134	1,341	62	489
Swedish Krona	18	21	—	—
Australian Dollar	1	2	—	—
Japanese Yen	34	3	—	—

		6,311		1,111

Buy ZAR and sell foreign currency
United States Dollar	145	1,435	35	318	25	275
Pound Sterling	3	45	—	—	—	—
Euro	41	410	—	—	—	—

		1,890		318		275

Buy Euro and sell USD currency
United States Dollar	35	342

94   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management (continued)

	< 1 year		1 — 5 years		> 5 years

	Foreign		Foreign		Foreign
	currency	Local	currency	Local	currency	Local
	notional	currency	notional	currency	notional	currency
	amount	amount	amount	amount	amount	amount
	m	Rm	m	Rm	m	Rm

Average maturity years currency (continued)
2001
Buy foreign currency and sell ZAR
United States Dollar	1,173	8,802	87	802
Pound Sterling	11	122	—	—
Euro	158	1,028	65	536
Deutsche Mark	129	216	—	—
Swiss Franc	5	23	—	—
French Franc	51	51	—	—
Australian Dollar	9	39	—	—
Japanese Yen	80	6	—	—

		10,287		1,338

Buy ZAR and sell foreign currency
United States Dollar	295	2,300	35	307	34	364
Pound Sterling	2	28	—	—	—	—
Euro	62	390	—	—	—	—
Deutsche Mark	13	41	—	—	—	—
French Franc	43	47	—	—	—	—
Australian Dollar	8	32	—	—	—	—

		2,838		307		364

	Average		Average		Average
	maturity	Receive	coupon	Pay	coupon

Currency swaps
2003
Receive fixed/pay fixed	1 — 5 years	350m EUR	7.13%	2,177 ZAR	15.90%
Receive fixed/pay fixed	1 — 5 years	100m EUR	7.13%	630m ZAR	JIBAR+2.30%
2002
Receive floating/pay floating	< 1 year	220m USD	LIBOR	1,400m ZAR	JIBAR
Receive floating/pay floating	< 1 year	1,990m ZAR	JIBAR	220m USD	LIBOR
Receive fixed/pay fixed	1 — 5 years	350m EUR	7.13%	2,177m ZAR	15.90%
Receive fixed/pay floating	1 — 5 years	100m EUR	7.13%	630m ZAR	JIBAR
2001
Receive floating/pay floating	1 — 5 years	220m USD	LIBOR	1,400m ZAR	JIBAR
Receive fixed/pay fixed	1 — 5 years	350m EUR	7.13%	2,177m ZAR	15.90%
Receive fixed/pay floating	1 — 5 years	100m EUR	7.13%	630m ZAR	JIBAR

Telkom SA Limited Group Annual Report 2003   95

Notes to the consolidated annual financial statements

for the three years ended March 31, 2003

30.	Financial instruments and risk management (continued)

Fair values of financial instruments

The estimated fair values have been determined using available market information and appropriate valuation methods as outlined below.

	2001		2002		2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	Rm	Rm	Rm	Rm	Rm	Rm

Assets
Cash and cash equivalents	1,801	1,801	724	724	1,117	1,117
Trade and other receivables	5,852	5,852	5,720	5,720	6,110	6,110
Repurchase agreements	782	782	100	100	222	222
Bills of exchange	193	193	10	10	—	—
Investments	27	72	637	637	1,103	1,103

	8,655	8,700	7,191	7,191	8,552	8,552

Liabilities
Total interest bearing debt	25,334	26,552	24,579	25,267	22,137	24,038
Trade and other payables	6,141	6,141	7,391	7,391	5,229	5,229
Credit facilities utilised	934	934	822	822	280	280
Bills of exchange	—	—	—	—	68	68

	32,409	33,627	32,792	33,480	27,714	29,615

Derivatives (Note 16)
Currency swap assets	699	699	2,411	2,411	1,269	1,269
Interest rate derivative assets	—	—	—	—	14	14
Interest rate derivative liabilities	—	(177)	(72)	(72)	(145)	(145)
Foreign exchange derivatives – asset	1,751	1,131	1,191	1,191	266	266
Foreign exchange derivatives – liabilities	(559)	(383)	(821)	(821)	(354)	(354)

	1,891	1,270	2,709	2,709	1,050	1,050

The fair values of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.

The fair values of borrowings are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.

The fair values of derivatives are determined using quoted prices or discounted cash flow analysis. These amounts reflect the approximate values of the net derivatives position at the balance sheet date.

There are unlisted investments as of March 31, 2003, 2002, and 2001 with carrying values of R9m, R143m, R549m, respectively, for which the fair value is not practicably determinable (Note 11).

There is no single appropriate or workable method to select a single estimate of fair value because the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. As a result, the usefulness of a single estimate of fair value is negated. Consequently, fair value cannot be reliably measured.

	2001	2002	2003
	R	R	R

Exchange rate table (closing rates)
United States Dollar	8.003	11.440	8.010
Euro	7.061	9.996	8.676

96   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

31.	Undrawn borrowing facilities and guarantees

31.1	Rand denominated facilities and guarantees

Telkom has general banking facilities of R976m with R976m unutilised at March 31, 2003. The facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.

The Group exposure is 50% of the following items: Vodacom has a rand denominated credit facility totalling R4,082m with R4,082m unutilised at March 31, 2003. The facilities are uncommitted and can also be utilised for foreign loans and are subject to review at various dates (usually on an annual basis).

Guarantor	Details	Beneficiary	2001	2002	2003
			Rm	Rm	Rm

Vodacom (Proprietary) Limited	All guarantees less than R0.2m in terms of various lease agreements	Third parties	2	2	2

Vodacom (Proprietary) Limited	Electricity supply	Eskom	1	1	1

Vodacom Service Provider	All guarantees less than R0.1m in	Third parties	—	—	1
Company (Proprietary) Limited	terms of various lease agreements

Vodacom Service Provider	Electricity supply	Midrand Town	1	1	1
Company (Proprietary) Limited		Council

Vodacom Group	Guarantee for the receipt of	SA Insurance	—	—	10
(Proprietary) Limited	independent intermediaries of	Association for
	premiums on behalf of short-term	benefit of insurers
	insurers and Lloyd's underwriters,
	and relating to short-term
	insurance business carried
	on in RSA

			4	4	15

31.2	Foreign denominated facilities and guarantees

The Group exposure is 50% of the following items: Vodacom Tanzania Limited has project funding facilities of US$65m, which were fully utilised at March 31, 2003. Vodacom Congo (RDC) s.p.r.l. has bridging facilities of € 102m of which € 25m are unutilised at March 31, 2003. Vodacom Congo (RDC) s.p.r.l. also has a revolving credit facility of US$50m of which US$5m was unutilised at March 31, 2003. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.

Guarantor	Details	Beneficiary	Currency		2001	2002	2003
					Rm	Rm	Rm

Vodacom (Proprietary)	Standby letters of credit *	Alcatel CIT	€ 27m		36	300	233
Limited			(2002: € 30m;
			2001: € 5m	)

Vodacom Group	Guarantees issued for the	ABSA	€ 50m		—	—	430
(Proprietary) Limited	obligations of Vodacom		(2002: € nil;
	Congo (RDC) s.p.r.l. **		2001: € nil	)

Vodacom Group	Guarantees issued for the	ABSA	US$32m		—	—	255
(Proprietary) Limited	obligations of Vodacom		(2002: US$nil;
	Congo (RDC) s.p.r.l.'s		2001: US$nil	)
	revolving credit facility **

					36	300	918

*	Amounts drawn down on the standby letters of credit amounted to R67m (2002: R98m; 2001: R14m) and are included as liabilities in the balance sheet.
**	Guarantees amounting to R349m (2002: Rnil; 2001: Rnil) are included as liabilities in the balance sheet.

Companies within the Group have provided the following guarantees: Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

Telkom SA Limited Group Annual Report 2003   97

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

32.	Employee benefits

The Group provides benefits for all its permanent employees through the Telkom Pension Fund, the Telkom Retirement Fund and the Vodacom Group Pension Fund. Membership is compulsory. In addition certain retired employees of Telkom SA Limited receive a telephone rebate and medical aid. All of the liabilities are actuarially determined and valuations performed at intervals not exceeding three years. Actuarial calculations are performed in the periods between valuations.

At March 31, 2003, the Group employed 40,129 employees (2002: 43,960 , 2001: 48,178).

The Telkom Pension Fund

The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act 85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary Employees Pension Fund were transferred to a newly established Telkom Pension Fund. The deficits that existed in the aforementioned State Funds were transferred to the Telkom Pension Fund. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The SA Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 20, 1991, plus interest as determined by the State Actuary. Telkom can only benefit from the surplus through contribution holidays, if the funding level exceeds 100%. The most recent statutory valuation of the Telkom Pension Fund was performed as at March 31, 2002.

With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. The funded status of the Telkom Pension Fund is disclosed below.

	2001	2002	2003
	Rm	Rm	Rm

Telkom Pension Fund
Present value of the funded obligation	197	167	162
Fair value of the plan assets	(157)	(150)	(211)

Actuarial deficit/(surplus)	40	17	(49)
Unrecognised net actuarial loss	—	(86)	(50)

recognised deficit/(unrecognised surplus) (Note 25)	40	(69)	(99)

The surplus is not recognised due to the legal status of surpluses in South Africa
Expected return on plan assets	—	24	28
Actuarial gain on plan assets	—	7	—

Actual return on plan assets	—	31	28

Principal actuarial assumptions were as follows:
Discount rate (%)	15.0	15.0	11.5
Expected return on plan assets (%)	10.0	10.0	14.0
Salary inflation rate (%)	7.5	7.5	8.0
Funding level per actuarial calculation/valuation (%)	88.3	91.0	94.0
The number of employees registered under the Telkom Pension Fund Plan	537	448	382

The Telkom Retirement Fund

The Telkom Retirement Fund was established on July 1, 1995 as a defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon the transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.

The Telkom Retirement Fund is governed by the Pension Funds Act, Act No. 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced.

98   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

32.	Employee benefits (continued)

The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom guarantees a minimum benefit to retirees that is based on their contributions and the performance of the defined contribution plan at retirement date. Increases in the benefit subsequent to an employee’s retirement are also guaranteed.

Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial calculation performed at March 31, 2003 indicates that the retirement fund is in a surplus funding position of R617m.

In terms of the rules of the fund and legislation, no surplus has been allocated to the employer and as such Telkom has no entitlement to these surpluses. Should the fund experience a deficit as compared to the guaranteed account balances of the retirees in the future, Telkom will be obligated to fund the balance.

The funded status of the Telkom Retirement Fund is discussed below.

	2001	2002	2003
	Rm	Rm	Rm

Telkom Retirement Fund
Deficit (Originated on transfer from Telkom Pension Fund on July 1, 1995 and transfers thereafter).
Actuarial calculation/valuation	945	742	474

The number of in-service employees registered under the Telkom Retirement Fund	43,202	38,927	34,974
Company contributions (Note 5.0).
Pensioners
Present value of the funded obligation	2,586	3,055	2,679
Fair value of the plan asset	(2,979)	(3,805)	(3,106)

Funded status	(393)	(750)	(427)
Unrecognised net actuarial gain/(loss)	223	460	(190)

Unrecognised surplus	(170)	(290)	(617)

Expected return on plan assets	436	444	479
Actuarial loss on plan assets	(113)	(60)	(251)

Actual return on plan assets	323	384	228

Included in the fair value of plan assets is:
Office buildings occupied by Telkom	111	111	127
Telkom bonds	7	63	27
Telkom shares	—	—	28
Principal actuarial assumptions were as follows:
Discount rate (%)	12.5	12.2	11.5
Expected return on plan assets (%)	14.0	14.0	14.0
Salary inflation rate (%)	7.5	7.5	8.0
The number of pensioners registered under the Telkom Retirement Fund	12,301	13,963	13,756

Vodacom Group Pension Fund

All eligible employees of the Joint Venture Company and its wholly owned subsidiaries are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Executive employees of the jointly controlled entity and its wholly owned subsidiaries also have the option to be members of Vodacom Group executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group’s share of the contribution to the pension fund amounted to R26m (2002: R21m, 2001: R21m). The Group’s share of the contribution to the Provident Fund amounted to R3m (2002: R1m, 2001: RNil). The Vodacom employees at March 31, 2003 were 4,406 (2002: 4,353, 2001: 4,272). The fund is governed by the Pension Funds Act of 1956.

Telkom SA Limited Group Annual Report 2003   99

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

32.	Employee benefits (continued)

Medical benefits

Telkom SA Limited makes certain contributions to medical aid funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees’ medical aid is disclosed in Note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in Note 25. The Group has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.

There are three major categories of members entitled to the post retirement medical aid: pensioners who retired before 1994 (“Pre-94”); those who retired after 1994 (“Post-94”); and the in-service members. The post-94 and the in-service members’ liability is subject to a rand cap, which increases annually with the average salary increase.

Eligible employees must be employed by Telkom until retirement age to qualify for the post retirement medical aid. The most recent valuation of the benefit was performed as at March 31, 2002.

The Company has allocated certain investments to fund this liability as set out in Note 11. These investments do not qualify as plan assets.

Telephone rebates

Telkom SA Limited provides telephone rebates to its pensioners. The most recent valuation was performed in March 2002. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.

The funded status of the post retirement liabilities is disclosed below:

	2001	2002	2003
	Rm	Rm	Rm

Medical aid liability
Present value of the unfunded obligation	1,791	1,886	2,161
Unrecognised actuarial gain	392	268	128

Liability as disclosed in the balance sheet (Note 25)	2,183	2,154	2,289

Principal actuarial assumptions were as follows:
Salary inflation rate (%)	7.5	7.5	8.0
Medical inflation rate (%)	10.5	10.5	10.5
Withdrawal rate (%)	30.0	30.0	30.0
Actual retirement age	65	65	65
Average retirement age	63	63	63
Number of members	32,616	32,013	27,305
Number of pensioners	8,588	8,180	8,180

Telephone rebates (Note 25)
Present value of the unfunded obligation	134	146	162
Principal actuarial assumptions were as follows:
Discount rate (%)	15.0	15.0	11.5
Salary inflation rate (%)	7.5	7.5	8.0
Actual retirement age	65	65	65
Average retirement age	63	63	63
Number of members	28,740	28,740	23,427
Number of pensioners	12,305	12,305	14,023

100   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

			2001	2002	2003
		Notes	Rm	Rm	Rm

33	Reconciliation of profit after taxation
	to cash generated from operations		9,891	11,583	12,063

	Profit after taxation		1,690	1,280	1,735
	Finance charges	6	3,137	2,550	4,154
	Taxation	7	715	873	1,049
	Investment income		(558)	(512)	(424)
	Listing costs		—	—	154
	Non-cash items		4,691	5,713	6,299

	Depreciation and amortisation	5.6	5,052	5,408	6,293
	Decrease in provisions		(611)	(110)	(139)
	Net profit on disposal of investments, property, plant and equipment		(29)	(30)	(104)
	Write-off of investments, property, plant and equipment	5.3	160	47	189
	Impairment of property, plant and equipment	5.3	119	398	—
	Goodwill impairment	5.3	—	—	16
	Share issue expense reversed		—	—	44

	Increase/(decrease) in working capital		216	1,679	(904)

	Inventories		398	246	(26)
	Accounts receivable		(280)	(144)	(107)
	Accounts payable		98	1,577	(771)

34	Finance charges paid		3,927	3,026	2,776

	Finance charges per income statement		3,137	2,550	4,154
	Non-cash items		790	476	(1,378)

	Movements in interest accruals		(304)	(548)	552
	Cost of forward exchange contracts amortised		(160)	—	—
	Net discount amortised		(591)	(663)	(592)
	Fair value adjustment		—	3,036	(2,074)
	Unrealised loss/(gain)		1,845	(1,704)	736
	IAS 39 application adjustment		—	355	—

35	Taxation paid/(refunded)		322	914	(102)

	Net asset at beginning of year		(942)	(795)	(888)
	Liability of joint venture acquired		3	—	—
	Interest accrual on tax receivable		(35)	(4)	(40)
	Taxation		501	825	727
	Net asset at end of year		795	888	99

36.	Disposal of subsidiaries and joint ventures

The Group’s 50% joint venture company, Vodacom, disposed of the following:
on February 27, 2002, its 51% interest in Vodacom Sport and Entertainment (Proprietary) Limited;
on November 30, 2001, its 40% interest in Vodacom World Online (Proprietary) Limited; and
on March 31, 2002, its 100% interest in Film Fun Holdings (Proprietary) Limited, Teljoy Botswana (Proprietary) Limited and Africell Cellular Services (Proprietary) Limited.

These disposals were effected in order to dispose of non-core operations.

Telkom SA Limited Group Annual Report 2003   101

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

36.	Disposal of subsidiaries and joint ventures (continued)

	2002	2003
	Rm	Rm

Aggregate carrying value of net assets disposed of	38

Property, plant and equipment	36
Inventory	3
Accounts receivable	121
Accounts payable	(167)
Intangibles	11
Investments	5
Loan	14
Cash and cash equivalents	15

Minority interest	(2)
Profit on disposal	8

Disposal proceeds	44
Cash and cash equivalents	(15)

Net cash consideration	29

Settlement method
Net cash inflow from disposals	13	16

Cash	29	16
Current receivables	(16)	—

The total amount of R17m, which includes accrued interest, was received during the 2003 financial year.

37.	Purchase of subsidiaries, joint ventures and minority shareholders’ interests

	2001	2002	2003
	Rm	Rm	Rm

Acquisitions	57	182

The following acquisitions were made: By the Company
on October 11, 2001, an additional 10% of Telkom Directory Services (Proprietary) Limited, bringing the Group’s shareholding to 64.9%	—	160
on May 16, 2001, an additional 40% of Swiftnet (Proprietary) Limited, bringing the Group’s shareholding to 100%	—	22
By the Group’s 50% joint venture, Vodacom
during the 2003 financial year the Group exercised its option included in the finance lease agreement and acquired 100% of Skyprops 157 (Proprietary) Limited	—	—
on August 1, 2000, 100% of Vodacom Satellite Services (Proprietary) Limited	46	—
on July 14, 2000, an additional 14% of Vodacom Tanzania Limited, bringing Vodacom’s shareholding to 65%	11	—

Change in accounting treatment
Vodacom Tanzania Limited was treated as a joint venture and proportionally consolidated at 51% in 2000. In 2001 it was consolidated in full.
Vodacom Sport and Entertainment (Proprietary) Limited was treated as a joint venture and proportionately consolidated at 50% in 2000. In 2001 it was consolidated in full.

102   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

37.	Purchase of subsidiaries, joint ventures and minority shareholders’ interests (continued)

	2001	2002	2003
	Rm	Rm	Rm

The aggregate fair value of assets acquired and liabilities assumed on the purchase of subsidiaries and joint ventures were as follows:
Aggregate fair value of net assets acquired	1

Property, plant and equipment	116
Intangible assets	9
Investments	3
Inventory	12
Accounts receivable	18
Cash and cash equivalents	10
Shareholders’ loans	(79)
Interest bearing debt	(10)
Accounts payable	(75)
Taxation	(3)

Goodwill	68
Minority interest	(2)

Purchase price	67
Cash and cash equivalents	(10)

Cash consideration	57

Telkom SA Limited Group Annual Report 2003   103

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

38.	Segment information

	2001	2002	2003
	Rm	Rm	Rm

The inter-company transactions are reflected as net and are thus eliminated against segment results
Business segment
Consolidated revenue	31,352	34,197	37,600

Fixed line	26,439	27,976	29,635

To external customers	26,100	27,606	29,199
Inter-company	339	370	436

Mobile	6,638	8,075	9,890

To external customers	5,252	6,591	8,401
Inter-company	1,386	1,484	1,489

Elimination	(1,725)	(1,854)	(1,925)

Consolidated operating profit	4,984	4,191	6,514

Fixed line	3,818	2,425	4,348
Mobile	1,277	1,816	2,166
Elimination	(111)	(50)	—

Consolidated investment income	558	512	424

Fixed line	841	839	730
Mobile	13	16	36
Elimination	(296)	(343)	(342)

Consolidated finance charges	3,137	2,550	4,154

Fixed line	2,941	2,557	3,758
Mobile	252	36	438
Elimination	(56)	(43)	(42)

Consolidated taxation	715	873	1,049

Fixed line	332	278	449
Mobile	383	595	600

Consolidated assets	48,801	50,528	49,995

Fixed line	42,943	43,588	42,332
Mobile	6,164	7,531	8,254
Elimination	(306)	(591)	(591)

Investments	576	780	1,112
Financial assets	2,866	2,819	1,771
Tax assets	1,294	1,081	276

Total assets	53,537	55,208	53,154

Consolidated liabilities	12,616	13,471	11,731

Fixed line	9,812	10,804	9,104
Mobile	3,110	3,408	3,218
Elimination	(306)	(741)	(591)

Interest bearing debt	25,334	24,579	22,137
Financial liabilities	—	—	567
Tax liabilities	499	193	177

Total liabilities	38,449	38,243	34,612

104   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

38.	Segment information (continued)

	2001	2002	2003
	Rm	Rm	Rm

Other segment information
Capital Expenditure for property, plant and equipment	9,889	9,004	5,712

Fixed line	8,297	6,962	4,013
Mobile	1,592	2,042	1,699

Capital Expenditure for intangible assets – Mobile	—	97	—
Depreciation and amortisation	5,052	5,408	6,293

Fixed line	4,234	4,373	5,105
Mobile	818	1,035	1,188

Impairment loss/asset write-offs	279	445	189

Fixed line	230	445	189
Mobile	49	—	—

Goodwill impairment – Fixed line	—	—	16
Restructuring costs – Fixed line	132	373	244
Geographical segment
Consolidated revenue	31,352	34,197	37,600

South Africa	31,318	33,830	37,029
Other African countries	92	370	618
Elimination	(58)	(3)	(47)

Consolidated operating profit	4,984	4,191	6,514

South Africa	4,999	4,153	6,519
Other African countries	(16)	41	(2)
Elimination	1	(3)	(3)

Consolidated assets	53,537	55,208	53,154

South Africa	53,293	54,367	52,584
Other African countries	235	894	1,141
Elimination	9	(53)	(571)

Other segment information
Capital Expenditure for property, plant and equipment	9,889	9,004	5,712

South Africa	9,728	8,510	5,256
Other African countries	177	494	456
Elimination	(16)	—	—

“South Africa”, which is also the country of domicile for Telkom SA Limited, comprises the segment information relating to Telkom SA Limited and its subsidiaries as well as Vodacom’s South African-based mobile communications network, the segment information of its service providers and its other business segments. “Other African countries” comprises only Vodacom’s mobile communications networks in Tanzania, Lesotho and the Democratic Republic of Congo.

Telkom SA Limited Group Annual Report 2003   105

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

39.	Related parties

	2001	2002	2003
	Rm	Rm	Rm

Related party relationships exist within the Group. During the year all transactions were concluded at arm’s length. Details of material transactions and balances with related parties not disclosed elsewhere in the financial statements were as follows:

With joint venture
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivable	25	41	35
Trade payable	(265)	(272)	(253)
Related party transactions
Income	(377)	(370)	(436)
Expenses	1,386	1,484	1,489
Audit fees – IPO related fees	—	—	14
IPO costs	—	—	25
Interest received	(39)	(36)	(42)
With shareholders
Thintana Communications LLC
Management fees
At spot rate	433	396	273
At forward rate	260	219	126
Government
Revenue	1,213	1,382	1,606
Trade receivable	172	134	193
Employees
Other receivable	165	170	126
With affiliates of directors
Note 28 regarding vehicle lease transaction and Note 30 regarding the Group’s treasury function.

40.	Directors’ interest

NE Mtshotshisa, Chairman of the Board of Directors at March 31, 2003, is a director of Beslyn Investments, a company that has a contract to supply Telkom with protective clothing.

TA Sekano is chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company that provides physical security services at Telkom premises.

	Beneficial		Non-beneficial

	Direct	Indirect	Direct	Indirect

Directors’ shareholding
Executive	223	446	446	—

SE Nxasana	223	446	446	—

Non-executive	—	—	276	33,410,955

NE Mtshotshisa	—	—	88	—
MP Moyo	—	—	—	16,700,000	*
TA Sekano	—	—	—	16,710,955	*
TG Vilakazi	—	—	188	—

Total	223	446	722	33,410,955

*	The shares are beneficially owned by Old Mutual and Ucingo of which MP Moyo and TA Sekano are directors, respectively.

The directors’ shareholding did not change between the balance sheet date and the date of issue of the financial statements.

106   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

40.	Directors’ interest (continued)

	2001	2002	2003
	Rm	Rm	Rm

Directors’ emoluments	40	59	60

Executive
For other services	39	58	59
Non-executive
For services as directors	1	1	1

	Total		Remune-	Performance	Fringe and	Total
	2002	Fees	ration	bonus	other benefits	2003
	R	R	R	R	R	R

Emoluments per director:
Non-executive	668,048	640,022	—	—	466,667	1,106,689

E Molobi	147,856	—	—	—	66,667	66,667
NE Mtshotshisa	—	—	—	—	400,000	400,000
ED Moseneke	70,000	—	—	—	—	—
WYN Luhabe	52,690	42,040	—	—	—	42,040
WE Lucas-Bull**	56,320	27,446	—	—	—	27,446
RP Menell	47,560	75,040	—	—	—	75,040
CBC Smith	50,560	51,540	—	—	—	51,540
TA Sekano	24,232	84,540	—	—	—	84,540
TG Vilakazi	—	60,020	—	—	—	60,020
CL Valkin	51,730	84,540	—	—	—	84,540
MP Moyo†	35,312	93,040	—	—	—	93,040
D Mji	52,190	59,670	—	—	—	59,670
SV Zilwa	13,258	—	—	—	—	—
Tan Sri Dato’ Ir. Md. Radzi Mansor	66,340	62,146	—	—	—	62,146

Executive	57,989,346	—	1,558,539	1,723,801	747,792	59,054,803

SE Nxasana*	2,358,441	—	1,558,539	1,723,801	747,792	4,030,132
SM McKenzie‡	—	—	—	—	—	10,757,714
TM Barry‡	15,528,453	—	—	—	—	4,591,545
AJ Lewis‡	15,528,453	—	—	—	—	15,349,259
JB Gibson‡	—	—	—	—	—	8,488,307
MD Kerckhoff‡	8,635,189	—	—	—	—	6,300,576
CK Tan§	—	—	—	—	—	6,751,196
JM Rajaratnam§	7,969,405	—	—	—	—	1,393,037
S Manickam§	7,969,405	—	—	—	—	1,393,037

Total emoluments – Paid by Telkom	58,657,394	640,022	1,558,539	1,723,801	1,214,459	60,161,492

*	Included in remuneration is a pension contribution for SE Nxasana of R179,301 paid to the Telkom Retirement Fund.
**	Paid to FirstRand Retail.
†	Paid to Old Mutual Life Assurance Company.
‡	Paid to SBC Communications for services rendered by directors included in Thintana management fees (Note 39).
§	Paid to Telekom Malaysia for services rendered by directors included in Thintana management fees (Note 39).

Telkom SA Limited Group Annual Report 2003   107

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

41.	Interest in significant subsidiaries

Country of incorporation: RSA — Republic of South Africa; TZN — Tanzania; LES — Lesotho; MAU — Mauritius.

Nature of business: C — Cellular; S — Satellite; SE — Sport and entertainment contracts manager; TV — Television and related rental services; INV — Investment holding company.

* Dormant at March 31, 2003.

					Interest in issued
		Issued share capital			ordinary share capital

	Country of				2001	2002	2003
	incorporation	2001	2002	2003	%	%	%

Directory advertising
Telkom Directory Services (Proprietary) Limited	RSA	R100,000	R100,000	R100,000	54.9	64.9	64.9
Data application services
Swiftnet (Proprietary) Limited	RSA	R50,000,000	R50,000,000	R50,000,000	60	100	100
The aggregate net profit of the two subsidiaries is R144,0m (2002: R117,2m, 2001: R33,6m)
Vodacom has interest in the following companies (Group share: 50% of the interest in ordinary share capital as indicated):
Cellular network operators
Vodacom (Proprietary) Limited	RSA	R100	R100	R100	100	100	100
Vodacom Lesotho (Proprietary) Limited	LES	M4,180	M4,180	M4,180	88.3	88.3	88.3
Vodacom Tanzania Limited	TZN	US$100	US$100	US$100	65	65	65
Service providers
Vodacom Service Provider Holding Company (Proprietary) Limited (INV)	RSA	R1,020	R1,020	R1,020	100	100	100
Vodacom Service Provider Company (Proprietary) Limited (C)	RSA	R20	R20	R20	100	100	100
Vodacom Satellite Services (Proprietary) Limited previously known as Globalstar Southern Africa (Proprietary) Limited (S)*	RSA	R100	R100	R100	100	100	100
Vodac (Proprietary) Limited*	RSA	R1	R1	R1	100	100	100
GSM Cellular (Proprietary) Limited*	RSA	R1,200	R1,200	R1,200	100	100	100

108   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

41.	Interest in significant subsidiaries (continued)

					Interest in issued
		Issued share capital			ordinary share capital

	Country of				2001	2002	2003
	incorporation	2001	2002	2003	%	%	%

Other significant subsidiaries
Teljoy Holdings Limited (INV)	RSA	R158,999	R158,999	R158,999	100	100	100
Film Fun (Holdings) (Proprietary) Limited (TV)	RSA	R100	—	—	100	—	—
Vodacom Sport & Entertainment (Proprietary) Limited (SE)	RSA	R100	—	—	51	—	—
Vodacom Equipment Company (Proprietary) Limited*	RSA	R100	R100	R100	100	100	100
Vodacare (Proprietary) Limited*	RSA	R100	R100	R100	100	100	100
Vodacom International Holdings (Proprietary) Limited (INV)	RSA	—	R100	R100	—	100	100
Vodacom International Limited (INV)	MAU	—	US$100	US$100	—	100	100
Skyprop 157 (Proprietary) Limited	RSA	—	—	R100	—	—	100
Indebtedness of Telkom Joint Venture and subsidiary companies
Vodacom Group (Proprietary) Limited	RSA				460	460	460
Telkom Directory Services (Proprietary) Limited	RSA				—	5	—
Swiftnet (Proprietary) Limited	RSA				63	56	47
Intekom (Proprietary) Limited	RSA				82	29	24
Q-Trunk (Proprietary) Limited	RSA				96	49	50

Telkom SA Limited Group Annual Report 2003   109

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

42.	Investments in joint ventures

	2001	2002	2003
	Rm	Rm	Rm

Vodacom Group (Proprietary) Limited
Telkom owns 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom Group (Proprietary) Limited.
The Group’s proportionate share of Vodacom’s assets and liabilities is as follows:
Total assets	6,171	7,679	8,408

Non-current assets	4,436	5,607	6,063
Current assets	1,735	2,072	2,345

Total liabilities and reserves	(5,711)	(7,219)	(7,948)

Reserves	(1,753)	(2,732)	(3,419)
Minority interests	6	(5)	(44)
Non-current liabilities	(806)	(949)	(1,443)
Current liabilities	(3,158)	(3,533)	(3,042)

Loan from joint venture partners	460	460	460

The Group’s proportionate share of revenue and expense is as follows:
Revenue	6,638	8,075	9,890
Net operating expenses	(5,349)	(6,243)	(7,688)

Profit before net financing charges	1,289	1,832	2,202
Net financing charges	(252)	(36)	(438)

Net income before taxation	1,037	1,796	1,764
Taxation	(383)	(595)	(600)

Profit after taxation	654	1,201	1,164
Minority interest	5	(15)	(56)

Net profit for the year	659	1,186	1,108

The Group’s proportionate share of cash flow:
Cash flow from operating activities	1,805	1,908	2,171
Cash flow from investing activities	(1,426)	(2,272)	(1,622)
Cash flow from financing activities	(519)	285	259

Net (decrease)/increase in cash and cash equivalents	(140)	(79)	808
Effect of exchange rate on cash and cash equivalents	—	48	(56)
Cash and cash equivalents at beginning of year	(258)	(398)	(429)

Cash and cash equivalents at end of year	(398)	(429)	323

Vodacom’s joint ventures during 2002 included Vodacom World Online (Proprietary) Limited and Vodacom Congo. Effective November 30, 2001, Vodacom disposed of the interest in Vodacom World Online (Proprietary) Limited. Details of the disposal are presented in Note 36. The Group acquired its interest in Vodacom Congo on December 11, 2001.

43.	Subsequent events

On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide preliminary submissions to purchase a substantial portion of the fixed-line property portfolio and lease that property back to Telkom. On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction.

The directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

110   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information

Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles

The consolidated financial statements of Telkom SA Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Application of US GAAP would have affected the balance sheet as of March 31, 2003, 2002 and 2001 and net income for each of the three years in the periods ended March 31, 2003 to the extent described below. A description of the material differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.

*	The United States Dollar (US$) amounts shown in the footnotes have been translated at March 31, 2003 and for the year ended March 31, 2003 from South African Rand (“ZAR”) only as a matter of arithmetic computation at the South African exchange rate of ZAR7.90 = US$1, the buying rate on March 31, 2003, the last business day prior to the date of our most recent balance sheet included in this submission. These amounts are unaudited and are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African Rand amounts have been or could be converted into US Dollars at this or any other rate.

Net income and equity in accordance with US GAAP

The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years ended March 31, 2003, 2002 and 2001.

			March 31,	March 31,	March 31,	*March 31,
			2001	2002	2003	2003
			Rm	Rm	Rm	US$m

Net income in accordance with IFRS			1,622	1,221	1,630	206
US GAAP adjustments – Telkom:

(a	)	Revenue recognition	(26)	29	77	10
(b	)	Sale and leaseback transaction	91	95	89	11
(c	)	Share issue expenses	—	(44)	44	6
(d	)	Derivative financial instruments	—	90	83	11
(e	)	Goodwill	—	15	42	5
(h	)	Tax effect of reconciling differences	(24)	(81)	(94)	(12)
(h	)	Additional distribution tax – retained earnings	(90)	(3)	(52)	(7)
(h	)	Capital gains tax – Vodacom income	—	(43)	(140)	(18)

US GAAP adjustments – Vodacom:

(d	)	Derivative financial instruments	—	26	4	1
(e	)	Goodwill	—	(1)	48	6
(f	)	Joint venture accounting	22	(40)	—	—
(g	)	Deferred bonus incentive scheme	4	10	(15)	(2)
(h	)	Tax effect of reconciling differences	(1)	(11)	4	1

Net income as per US GAAP before cumulative effect of change in accounting principle			1,598	1,263	1,720	218

(d	)	Cumulative effect of a change in accounting principle reflecting the application of SFAS133 – Telkom (net of tax of R30m)	—	48	—	—
(d	)	Cumulative effect of a change in accounting principle reflecting the application of SFAS133 – Vodacom (net of tax of R3m)	—	6	—	—
(e	)	Cumulative effect of a change in accounting principle reflecting the application of SFAS142 – Telkom (net of tax of Rnil)	—	—	(16)	(2)

Net income in accordance with US GAAP			1,598	1,317	1,704	216

Telkom SA Limited Group Annual Report 2003   111

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

		March 31,	March 31,	March 31,	*March 31,
		2001	2002	2003	2003
		Rm	Rm	Rm	US$m

Basic and diluted EPS

The basic and diluted EPS do not differ, as there are no potentially dilutive securities
Weighted average number of shares for all three periods is 557,031,819 issued shares

(Per share amounts in cents)

Basic and diluted earnings per share before cumulative effect of change in accounting principle		286.9	226.7	308.8	39.1
Basic and diluted earnings per share for cumulative effect of change in accounting principle		—	9.8	(2.9)	(0.4)

Basic and diluted earnings per share		286.9	236.5	305.9	38.7

The following is a reconciliation of the material adjustments necessary to reconcile shareholders’ equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2003, 2002 and 2001

Shareholders’ equity in accordance with IFRS		14,972	16,832	18,348	2,323

US GAAP adjustments – Telkom:

(a)	Revenue recognition	(1,134)	(1,105)	(1,028)	(130)
(b)	Sale and leaseback transaction	(372)	(277)	(188)	(24)
(d)	Derivative financial instruments	—	(34)	(23)	(3)
(e)	Goodwill	—	15	41	5
(h)	Tax effect of reconciling differences	569	535	468	59
(h)	Additional distribution tax – retained earnings	(360)	(423)	(475)	(60)
(h)	Capital gains tax – Vodacom income	—	(43)	(183)	(23)
(i)	Fair value adjustment of investment	45	—	—	—

US GAAP adjustments – Vodacom:

(e)	Goodwill	2	15	43	5
(f)	Joint venture accounting	40	—	—	—
(g)	Deferred bonus incentive scheme	19	29	14	2
(h)	Tax effect of reconciling differences	(5)	(9)	(4)	(1)

Shareholders’ equity in accordance with US GAAP		13,776	15,535	17,013	2,153

Comprehensive income

Under US GAAP, SFAS 130 “Reporting Comprehensive Income” requires that certain items be recognised as a separate component of equity under the caption “Accumulated Other Comprehensive Income”. Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company’s accumulated other comprehensive income accounts. Changes in the Group’s accumulated other comprehensive income is reflected under non-distributable reserves.

		Non-
	Retained	distributable
	earnings	reserves	Balance
	Rm	Rm	Rm

Total April 1, 2000	3,840	—	3,840

Net income per US GAAP	1,598	—	5,438
Increase in fair value of listed investment	—	45	45

Total April 1, 2001	5,438	45	5,483

Net income per US GAAP	1,317	—	6,755
Foreign currency translation adjustment	—	64	64
Increase in fair value of listed investment	—	5	50
Transitional adjustment on application of SFAS 133 (net of tax of R262m)	—	440	—
Release of transitional adjustment on application of SFAS 133 to net income for 12 month period (net of tax of R38m)	—	(67)	373

Total April 1, 2002	6,755	487	7,242

112   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

		Non-
	Retained	distributable
	earnings	reserves	Balance
	Rm	Rm	Rm

Net income per US GAAP	1,704	—	8,459
Foreign currency translation adjustment	—	(141)	(77)
Decrease in fair value of listed investment	—	(37)	13
Release of transitional adjustment on application of SFAS 133 to net income for 12 month period (net of tax of R28m)	—	(48)	325

Total March 31, 2003	8,459	261	8,720

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Movement in shareholders’ equity in accordance with US GAAP

Shareholders’ equity in accordance with US GAAP

Balance April 1	12,133	13,776	15,535	1,966
Net income for the year	1,598	1,317	1,704	216
Foreign currency reserves	—	64	(141)	(18)
Fair value adjustments – derivatives	—	373	(48)	(6)
Fair value adjustments – investments	45	5	(37)	(5)

Balance March 31	13,776	15,535	17,013	2,153

US GAAP income statement, balance sheet and cash flow statement without proportional consolidation of Vodacom.

Income statements as per US GAAP

Operating revenue	26,413	27,947	29,698	3,759
Other income	177	118	199	25
Operating expenses and depreciation	22,815	25,589	25,302	3,202

Operating profit	3,775	2,476	4,595	582
Investment income	584	532	430	54
Net finance charges	2,926	2,390	3,684	466

Income after financial items	1,433	618	1,341	170
Equity accounted earnings	684	1,177	1,148	145
Taxation	446	434	736	93
Minority interests	73	44	49	6

Net profit	1,598	1,317	1,704	216

Balance sheets as per US GAAP
Non-current assets	38,455	41,656	40,824	5,167
Current assets	11,080	9,288	8,167	1,034

Total assets	49,535	50,944	48,991	6,201

Equity	13,776	15,535	17,013	2,153
Minority interests	122	128	150	19
Long-term liabilities	22,367	24,650	18,777	2,377
Current liabilities	13,270	10,631	13,051	1,652

Total equity and liabilities	49,535	50,944	48,991	6,201

Telkom SA Limited Group Annual Report 2003   113

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Cash flow statements as per US GAAP
Cash flow from operating activities	5,875	7,099	7,302	924

Cash generated from operations	7,455	7,959	8,820	1,116
Income from investments	444	459	390	49
Dividends received/(paid)	—	240	(25)	(3)
Net financing charges paid	(1,983)	(1,416)	(2,657)	(336)
Taxation paid	(41)	(143)	(71)	(9)
Taxation received	—	—	845	107

Cash flow from investing activities	(8,112)	(7,128)	(4,172)	(528)
Cash flow from financing activities	2,017	(905)	(2,947)	(373)

Net (decrease)/increase in cash and cash equivalents	(220)	(934)	183	23
Net cash and cash equivalents at beginning of year	1,485	1,265	331	42

Net cash and cash equivalents at end of year	1,265	331	514	65

(a) Revenue recognition

The Staff of the US Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101) that addresses revenue recognition under US GAAP. Under this guidance, revenue earned from access, installation-activation and similar fees should be recognised over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognise these costs over the life of the customer relationship. Under IFRS the Group recognises this revenue and related costs when the services are provided and the related costs are incurred.

In accordance with US GAAP, revenue earned from installation and activation is deferred and recognised over the expected period of the customer relationship. The expected period of the customer relationship is 7.5 years (2002: 8 years) for telephony voice customers and 4 years (2002: 4 years) for data-customers.

The Group recognises installation and activation costs, excluding those costs that are capitalised as an integral part of the network, in the period incurred. Revenue adjustments resulted in an increase of R77m and R29m to income in 2003 and 2002, respectively and a decrease of R26m in 2001.

(b) Sale and leaseback

In the year ended March 31, 2000, Telkom outsourced its entire fleet of vehicles as well as the maintenance, fuelling, insurance, tracking and other services to debis through a sale and leaseback agreement. The leaseback was in the form of a master service level agreement covering a period of five years providing, subject to the Company’s requirements, for the annual lease contracts for each vehicle under the agreement.

Under the provisions of IAS 17, the Group recorded a gain from the transaction since it has transferred substantially all of the risks and rewards incidental to ownership of the vehicles to debis and the criteria for profit recognition had been satisfied. The Group recognised a gain amounting to R463m in 2000 and accounted for the leasebacks as operating leases.

Under US GAAP, SFAS 13, as amended by SFAS 28, the Group determined that while the terms of the agreement provide that the assets underlying the leasebacks would be subject to annual lease contract, renewable based upon the Company’s vehicle requirements and cancellable under certain terms, debis’ right of first refusal to provide all of the Group’s requirements during the five year term represents an economic compulsion to renew the leases. Accordingly, the Group concluded that since the leaseback covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the term of the related agreements was appropriate.

Based on the requirements of SFAS 13, a selected portion of the vehicle leases would be treated as finance leases due to the fact that when analysed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceed 90% of the fair value of these vehicles or the lease term represents more than 75% of the remaining economic life of the vehicles. Accordingly, the full gain realised through the sale of the vehicles has been reversed and the proceeds from the sale have been treated as an obligation. Rental payments would be applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets are being depreciated over their remaining useful lives.

Telkom and debis negotiated the vehicle service level agreement with an effective date of September 1, 2002. The change in the contract resulted in an increase in the number of vehicles being classified as capital leases. The increase in the number of capital leases were due to the lease term of the vehicle being extended, when compared to the previous contract, with a resulting impact on the economic life and present value calculations.

114   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Retained earnings opening balance	(463)	(372)	(277)	(35)

Recognition of profit – Income	93	93	93	12
Depreciation adjustment	(20)	(9)	(30)	(4)
Finance costs	(2)	(1)	(10)	(1)
Add back: lease expense	20	12	36	4

Net impact on income statement per period	91	95	89	11

Retained earnings ending balance	(372)	(277)	(188)	(24)

Balance sheet
Capital lease asset
Opening balance	29	9	—	—
Additions	—	—	132	17
Depreciation	(20)	(9)	(30)	(4)

Closing balance	9	—	102	13

Capital lease liability	11	—	105	13

(c) Share issue expenses

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax in equity. This is only allowed under US GAAP however, when the proposed listing has not been delayed more than 90 days after incurring these costs. In 2002, Telkom’s IPO was postponed more than 90 days. Therefore the costs incurred through March 31, 2002 related to the IPO of R44m have been expensed.

(d) Derivative financial instruments

SFAS 133 — Fair value adjustments
The Group adopted IAS 39 and SFAS 133 on April 1, 2001. Upon adoption of IAS 39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS 39, is recognised as an adjustment to the opening balance of retained earnings in the financial year IAS 39 is initially applied. Changes in the fair value of derivatives subsequent to April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.

Under US GAAP, in accordance with SFAS 133, the Company is required to recognise all derivatives on the balance sheet at fair value. The SFAS 133 transitional adjustments (at April 1, 2001) are recorded differently than those recorded under IAS 39. For pre-existing hedge relationships that would be considered cash flow type hedges, the transitional adjustment should be reported in OCI as a cumulative effect of the accounting change. Any transition adjustment reported as a cumulative effect adjustment in OCI will subsequently be reclassified into earnings in a manner consistent with the earnings effect of the hedged transaction. For pre-existing hedge relationships that would be considered fair value type hedges, the Company adjusted the carrying values of the hedged item to its fair value, but only to the extent of an offsetting transition adjustment from the previously designated hedging instrument. The hedged asset or liability is subsequently accounted for in a manner consistent with the appropriate accounting for such assets and liabilities.

For both cash flow and fair value hedges any portion of the derivative that is considered ineffective at transition is reported in income as a cumulative effect of an accounting change.

Upon adoption on April 1, 2001, the Group recorded an adjustment to other comprehensive income of R440m (net of tax of R262m) representing the fair value adjustment of derivatives for which the pre-existing hedge relationships would be considered cash flow type hedges. In the 2003 fiscal year, the Group reclassified from other comprehensive income into earnings R48m (net of tax of R28m) (2002: R67m (net of tax of R38m)) as the hedged transaction impacted earnings. Upon adoption, the Group also recorded an adjustment of R45m to increase the carrying value of a hedged debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the 2003 fiscal year, the Group amortised R11m (2002: R11m) of the adjustment to the hedged debt instrument into earnings. Upon adoption, the Group recorded, a cumulative effect of change in accounting principal, R54m (net of tax of R33m) representing the ineffective portion of adjustments to record derivatives at fair value.

Telkom SA Limited Group Annual Report 2003   115

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

(e) Goodwill

Under IFRS, goodwill arising on the acquisition of a foreign entity is treated as an asset of the Group and translated at the foreign exchange rate in effect at transaction date. In accordance with IFRS the Group amortises goodwill and other intangibles on a straight-line basis over the anticipated benefit period.

Under US GAAP, goodwill arising on the acquisition of a foreign entity is translated at the actual exchange rate at the end of the period. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortised for business combinations completed after June 30, 2001. For previously recorded goodwill and intangibles with infinite lives, amortisation ceases on March 31, 2002. These adjustments resulted in an increase of R74m and increase of R16m to income in 2003 and 2002, respectively.

The Group adopted SFAS 142 “Accounting for Goodwill and Other Intangibles” effective April 1, 2002 and completed the initial step of a transitional impairment test on all goodwill and indefinite lived intangible assets as of April 1, 2002. Management determined an impairment of R16m under US GAAP and IFRS existed with respect to the step acquisition of the minority interest in Swiftnet in May 2001, which has been recognised as a cumulative effect of accounting change under US GAAP in the 2003 fiscal year. Subsequent impairment losses will be reflected in operating income or loss in the income statement. There was no subsequent impairment loss recognised in fiscal year 2003.

Had Telkom applied SFAS 142 for the year ended March 31, 2003, 2002 and 2001, the pro forma effects on earnings would have been as follows (in millions of ZAR, except per share amounts):

	2001	2002	2003
	Rm	Rm	Rm

Income before cumulative effect of accounting change	1,598	1,267	1,704
Net income according to US GAAP	1,598	1,321	1,704
Basic and diluted per share income before cumulative effect of accounting change (cents)	286.9	227.5	305.9
Basic and diluted net income per share (cents)	286.9	237.1	305.9

(f) Joint venture accounting

Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer’s financial statements. The venturer continues to record its total share of the losses in excess of the net investment in the joint venture.

However, for US GAAP purposes where the joint ventures are equity accounted, losses are only recognised up to the net investment in the joint venture, unless the investor has committed to continue providing financial support to the investee.

In 2002, in accordance with IFRS, the Group proportionately consolidated losses of R18m that were in excess of the Group’s net investment in the joint venture. Under US GAAP these losses are not recorded for reasons previously stated. The investment was disposed in 2002 and the gain on the sale for IFRS purposes was calculated based on a lower investment balance, resulting in excess gain of R40m compared with US GAAP.

Vodacom equity accounted earnings

Under IFRS, the Group’s interests in joint ventures are proportionally consolidated. Under US GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of Form 20-F should be reflected in the consolidated financial statements using the equity method. The following table sets out the restated abbreviated income statement and balance sheet of the Group joint venture company, Vodacom, after US GAAP adjustments.

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Income statements as per US GAAP
Operating income	2,589	3,615	4,552	576

Income after financial items	2,110	3,588	3,748	474
Equity accounted earnings	—	(18)	(188)	(24)
Taxes	(870)	(1,463)	(1,354)	(171)
Minority interests	9	(30)	(113)	(14)
Change in accounting policy	—	43	5	1

Net income for the year	1,249	2,120	2,098	266

116   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31,2003

44.	US GAAP information (continued)

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Balance sheets as per US GAAP
Non-current assets	9,020	11,448	11,853	1,500
Current assets	3,470	3,990	4,599	582

Total assets	12,490	15,438	16,452	2,082

Equity	3,195	4,874	6,086	770
Minority interests	(11)	11	88	11
Liabilities	9,306	10,553	10,278	1,301

Total equity and liabilities	12,490	15,438	16,452	2,082

(g) Deferred bonus incentive scheme

Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period are provided for in full on the balance sheet date, based on the net present value of expected future cash flows. Under US GAAP, compensation cost should be recognised over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.

(h) Income taxes

Deferred tax benefits and liabilities are calculated, when applicable, for the differences between IFRS and US GAAP.

Telkom is taxed at a corporate tax rate of 30% on taxable income. Telkom incurs an additional Secondary Tax on Companies (STC) at a rate of 12.50% on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the Company nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognise the tax effects of dividends when distributed in future. Under US GAAP, consistent with the requirements of EITF 95-9, the Company measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which the Group had paid the related STC tax. The following is the reconciliation of the tax expense computed using the statutory tax rate of 30% to the effective rate of 55% (2002: 70%).

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Income before tax per US GAAP	1,433	618	1,341	170

Expected income tax expense at statutory rate of 30%	430	186	402	51
Adjustments due to STC on retained income	94	26	80	10
Exempt income	(375)	(1)	(55)	(7)
Unutilised tax losses	7	(11)	—	—
Disallowable expenses	296	264	129	16
Temporary differences in Joint venture	(6)	(11)	4	1
Adjustment on possible CGT – Vodacom earnings	—	43	140	18
(Under)/overprovision for prior year	—	(62)	36	4

Effective tax	446	434	736	93

With respect to the Group’s investment in Vodacom, SFAS 109 requires that deferred taxes be recognised for the effect of the excess of the amount of financial reporting over the tax basis of such investment. According to South African tax law, the Group would be required to pay tax at a rate of 37.78% on any increase in the appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognised on the Group’s share of the undistributed earnings of Vodacom since October 1, 2001.

Deferred tax

The tax effects of the US GAAP adjustments relating to Telkom’s operations have been calculated based on a tax rate of 37.78%.

Telkom SA Limited Group Annual Report 2003   117

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

A reconciliation of the deferred tax balances under IFRS to the amounts determined under US GAAP, where materially different, is as follows:

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Net deferred tax asset per IFRS	853	549	240	30
Vodacom deferred tax liability (equity accounted)	134	214	144	18
Additional distribution tax	(360)	(423)	(475)	(60)
CGT on equity investee	—	(43)	(183)	(23)
Tax effect of US GAAP adjustments	569	535	468	59

Net deferred tax asset per US GAAP	1,196	832	194	24

Additional US GAAP disclosures

Share based compensation
The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, because the Company believes the alternative fair value accounting provided for under FASB Statement No.123, Accounting for Stock-Based Compensation, (SFAS 123) requires the use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, Telkom must account for options granted by a principal shareholder to its employees as a result of their employment with Telkom. Accordingly, the excess of the market price of the underlying stock at the date of grant over the exercise price of the employee options, is recognised as a shareholder capital contribution and compensation expense in the financial statements of the Company. The Company recognises this compensation expense for its graded vesting stock options on a straight-line basis over the vesting period of the shares.

Options granted under the Diabo stock option plan established by the principal shareholder, the Government of South Africa, are exercisable at the price of R33.81, and subject to termination of employment, expire three years from the date of grant, are not transferable other than on death, and are exercisable in four equal annual installments commencing on the date of grant, the first payment date being six months from IPO date.

The compensation expense, applicable to current and ex-employees, is calculated as the difference between the option price and the share price on IPO date since it all relates to compensation for past service. Since the option price exceeded the share price on that date, no compensation expense has been realised at grant date.

Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended by SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions:

•	risk-free interest rates based on government zero coupon curve of 13.2% (first option), 12.7% (second option), 11.6% (third option) and 11.3% (last option date);
•	dividend yields of 3,33% pa (no dividend yield for the first year);
•	volatility factors of the expected market price of the Company’s common stock of 34% pa.

An actuarially adjusted Binomial valuation method has been used that builds up a full binomial tree of possible share prices whenever the option is exercised, and discounts these to establish the fair value of the option granted.

118   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

For purposes of pro forma disclosures, the estimated fair value of the options is recognised as a onetime charge to operating expenses as allowed by the SEC for options granted in connection with privatising public entities. The Company’s pro forma information based on fair value calculations under SFAS 123 follows:

US GAAP net income	1,598	1,317	1,704	216
Compensation expense	—	—	(46)	(6)

Pro forma net income	1,598	1,317	1,658	210
Pro forma basic and diluted earnings per common share (cents):	286.9	236.4	297.6	37.7

A summary of the Company’s stock option activity and related information for the year ended March 31, 2003 follows:

Outstanding number at the beginning of the year	—	—	—
Granted – during the year	—	—	11,140,636

Outstanding at the end of the year	—	—	11,140,636

Exercisable at the end of the year	—	—	—

Weighted average fair value of options granted during the year	—	—	46	6

Exercise prices for options outstanding, as at March 31, 2003 is R33.81. The weighted-average remaining contractual life of those options is 564.5 days.

Employee benefits
There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of SFAS 87, this is amortised on a straight-line basis over the remaining lifetime of the fund effective from April 1, 1989. In terms of IAS 19, if this is a “liability” or “deficit”, this is either recognised immediately or alternatively amortised over a period of 5 years. In the event of an asset arising, the full amount is recognised immediately. The effect of these differences has been immaterial to the US GAAP reconciliation.

Pensions
For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Presented below are the disclosures required by US GAAP that are different from that provided under IFRS. Except as described below, the plan liabilities and assets are the same under US GAAP as IFRS. The difference in the balance sheet and income statements amounts are attributable to how and when the respective standards were implemented.

The net periodic pension costs includes the following components:

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Service cost on benefits earned:
Interest cost on projected benefit obligations	285	324	307	39
Expected return on plan assets	(436)	(444)	(479)	(61)
Amortisation of transitional obligation	1	—	(1)	—
Amortisation of unrecognised net actuarial gain	(20)	—	(48)	(6)

Net periodic pension costs	(170)	(120)	(221)	(28)

The status of the pension plan is as follows:
Benefit obligation:
At beginning of year	2,332	2,586	3,055	387
Interest and service cost	285	324	307	39
Benefits paid and net cash flow	(106)	145	(279)	(36)
Actuarial gain	75	—	(404)	(51)

Benefit obligation at end of year	2,586	3,055	2,679	339

Plan assets at fair value:
At beginning of year	2,924	2,980	3,805	482
Expected return on plan assets	(323)	444	479	61
Net cash flows	379	381	(185)	(24)
Actuarial gain	—	—	(993)	(126)

Plan assets at end of year	2,980	3,805	3,106	393

Telkom SA Limited Group Annual Report 2003   119

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

Health Care Costs

In addition to the Group’s defined benefit pension plan, the Group sponsors a defined benefit health care plan that provides post-retirement medical benefits to full-time employees who have worked for the Company and joined before June 30, 2000. All employees joining after June 30, 2000 do not qualify for any post-retirement health care subsidies. The plan is contributory, with retiree contributions adjusted annually. The Group’s policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

The contribution liability is calculated as the present value of the future contributions after retirement. The Rand cap on the subsidy applicable to active members and post 1994 continuation members has been assumed to escalate at salary inflation.

The assumed future investment returns has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

			1-Percentage-
			Point Movement

Impact on total of service and interest cost components in 2003				R33m
Impact on post-retirement benefit obligation as of 2003				R347m

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Restrictions on dividend payouts
The following is a reconciliation of retained earnings per US GAAP to the amount of unrestricted retained earnings:
Retained earnings per US GAAP	5,438	6,755	8,459	1,071
Share of non-distributable retained earnings in significant investee	(1,754)	(2,678)	(3,485)	(441)
Cell Captive investment	—	(35)	(48)	(6)

Unrestricted earnings under US GAAP	3,684	4,042	4,926	624

All distributable earnings are available for distribution based on the Group’s dividend policy. The Board of directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.

Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31, 2003 balance amount to R3,485m (2002: R2,678m, 2001: R1,754m).

Telkom has invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.

Leases

In the year ended March 31, 2000 the Group entered into a sale and leaseback of its vehicle fleet with debis, part of which is being accounted for under US GAAP as capital leases. While no minimum usage clause exists in this contract as presented in Note 28, the Group is deemed to be economically compelled under US GAAP to renew such leases based upon their historical requirements and contractual obligations to source any such requirements during the contract period from debis. In accordance with the agreement Telkom is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five-year period.

The current contract does not have a forced renewal option. Any continued involvement after March 31, 2005 will be renegotiated at the time of expiry of the current contract. The contract is structured to have no lease increases on vehicles that are continually leased from debis. If a vehicle is however replaced by a new similar vehicle the lease payment is increased with a percentage increase based on the South African Consumer Price Index at the time.

120   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

The operating lease commitments as at March 31, 2003 are as follows:

	Buildings	Equipment	Vehicles	Total
	Rm	Rm	Rm	Rm

2004	149	4	934	1,087
2005	107	4	995	1,106
2006	83	2	—	85
2007	78	—	—	78
2008	76	—	—	76
>5 years	177	—	—	177

Total	670	10	1,929	2,609

The finance lease commitments as at March 31, 2003 are as follows:
2004	71	—	62	133
2005	75	—	62	137
2006	82	—	—	82
2007	89	—	—	89
2008	100	—	—	100
>5 years	1,977	—	—	1,977

Total	2,394	—	124	2,518

Statement of Income Classification Items

US GAAP requires the disclosure of certain income statement items.

	March 31,	March 31,	March 31,	*March 31,
	2001	2002	2003	2003
	Rm	Rm	Rm	US$m

Revenues from other services	(20,658)	(21,520)	(22,629)	(2,865)
Income from rentals	(593)	(599)	(591)	(75)
Net sales of tangible products	(131)	(120)	(130)	(16)
Income from Government	(891)	(1,288)	(1,606)	(203)
Income from related parties	(4,140)	(4,420)	(4,742)	(600)

Total operating revenue	(26,413)	(27,947)	(29,698)	(3,759)

Total revenue from services	(26,282)	(27,827)	(29,568)	(3,743)

Subscription and connection	(4,055)	(4,283)	(4,582)	(580)
Domestic (local and long distance)	(8,280)	(8,670)	(9,176)	(1,162)
Fixed to mobile	(6,845)	(7,323)	(7,540)	(954)
International outgoing	(1,284)	(1,175)	(1,284)	(163)
Interconnection	(1,855)	(1,798)	(1,773)	(225)
Data	(3,312)	(3,891)	(4,546)	(575)
Directories and other	(651)	(687)	(667)	(84)

Revenue from product sales	(131)	(120)	(130)	(16)

Total operating revenue	(26,413)	(27,947)	(29,698)	(3,759)

Telkom SA Limited Group Annual Report 2003   121

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

		March 31,	March 31,	March 31,	*March 31,
		2001	2002	2003	2003
		Rm	Rm	Rm	US$m

44.	US GAAP information (continued)
	Costs of services	13,478	13,780	13,933	1,764
	Cost of sales re services	122	122	126	16
	Cost of tangible products sold	110	110	120	15
	Operating expenses of other income and SG&A	9,105	11,577	11,123	1,408

	Total operating expense	22,815	25,589	25,302	3,203

	Dividends received	(240)	(300)	(345)	(44)
	Net interest and amortisation of debt discount and expense	2,070	1,830	4,113	521
	Balance Sheet Classification Items
	US GAAP requires the disclosure of certain balance sheet items
	Amounts payable for advisory, management and service fees	(9)	(23)	(30)	(4)
	Amounts payable to controlled companies	(582)	(566)	(482)	(61)
	Amounts payable to affiliates	(100)	(150)	(197)	(25)
	Trade creditors	(902)	(1,666)	(1,423)	(180)
	Restructuring liability	—	(35)	—	—
	Other amounts payable	(3,505)	(3,438)	(1,946)	(246)

	Total payable	(5,098)	(5,878)	(4,078)	(516)

	Other payables include the following broad categories of payables: Financial instrument payables, sundry provisions, accruals and VAT payable.
	Allowances
	The following allowances have been netted off against balance sheet items as disclosed in the IFRS financial statements for the Company.
	Restructuring provision
	Opening balance	—	—	35	4
	Movement in provision	132	373	244	31
	Workforce reduction payments	(132)	(338)	(279)	(35)

	Closing balance restructuring liability	—	35	—	—

Adoption of new accounting standards

Effective June 30, 2001, the Group adopted SFAS 141 “Accounting for Business Combinations” for all acquisitions consummated after June 30, 2001. The effects of adoption of the standard have been included in the reconciliation of net income and shareholders’ equity above and described in note (e) thereto.

The Group also adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The effect of the adoption of this standard has been included in the financial statements. No differences were noted between IFRS and US GAAP numbers in this regard.

In April 2002, the FASB issued SFAS 145 “Rescission of SFAS 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections”. This Statement rescinds SFAS4 “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS144 also rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS144 amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The application of SFAS 145 did not have a material effect on its US GAAP earnings and financial position.

In 2002, the FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No 94 — 3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. This liability does not arise when the Company has only committed to a plan, the fundamental criteria of EITF 94 — 3. In addition, fair value is the objective for initial measurement of the liability. This standard is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 had no effect on the Group’s US GAAP earnings and financial position.

122   Telkom SA Limited Group Annual Report 2003

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

Effective December 15, 2002, the Group adopted SFAS Interpretation 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” for all guarantees issued after December 31, 2002. The adoption of FIN45 had no effect on the Company’s US GAAP earnings and financial results.

On December 31, 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosures”. Statement 148 amends FASB 123 “Accounting for Stock Based Compensation”, to provide alternative methods of transition to Statement 123’s fair value method of accounting for stock based employee compensation. Statement 148 also amends the disclosure provisions of statement 123 and APB 28 “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of statement 148 are applicable to all companies with stock based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. The additional disclosure required by the statement has been provided in the US GAAP information set.

Recently issued accounting standards

In August 2001, the FASB issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” SFAS 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognise the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accredited to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002. The Group does not expect the application of SFAS 143 to have a material effect on its US GAAP earnings and financial position.

In October 2002, the FASB issued SFAS 147 “Acquisition of Certain Financial Institutions”. This statement removes acquisitions of financial institutions, except for transactions between two or more enterprises, from the scope of FASB 72 “Accounting for Certain Acquisitions of Banking or Thrift Institutions”, and FASB 9 “Applying APB Opinions No 16 and 17 “When a Savings and Loan association or Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”. This statement also amends FASB 144 “Accounting for the Impairment or Disposal of Long Lived Assets”, to include long-term customer relationship intangible assets within its scope. This statement has not had an effect on the reported numbers of the Group.

In November 2002, The Emerging Issues Task Force reached a final consensus related to Revenue arrangement with Multiple Deliverables (EITF 00 — 21). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has a value to the customer on a stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. The Group has not yet determined what effect, if any, EITF 00 — 21 would have on revenue and net income determined in accordance with US GAAP. The task force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Group is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Group for revenue arrangement entered into after April 1, 2004.

In January 2003, the FASB issued FASB interpretation No 46 “Consolidation of Variable Interest Entities” and interpretation of ARB No 51 in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.

In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company.

The objective of Interpretation 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity.

To further assist financial statement users in assessing a company’s risks, the Interpretation also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of Interpretation 46:
• apply immediately to variable interest entities created after January 31, 2003;
• apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

Telkom SA Limited Group Annual Report 2003   123

Notes to the consolidated annual financial statements
for the three years ended March 31, 2003

44.	US GAAP information (continued)

Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. No significant adjustments have been required for the current year.

In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 should be applied prospectively. The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):
•	A financial instrument issued in the form of shares that is mandatorily redeemable that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.
•	A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled).
•	A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

(a)	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares.

(b)	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares.

(c)	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The requirements of this Statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

124   Telkom SA Limited Group Annual Report 2003

Telkom SA Limited

Content to annual financial statements

For the year ended March 31, 2003

Company

This report is available on our website at http://www.telkom.co.za/ir

Company income statement
for the two years ended March 31, 2003

		2002	2003
	Notes	Rm	Rm

Operating revenue	3	27,325	28,951
Other income	4	118	198
Operating expenses	5
Employee expenses	5.1	6,485	6,563
Payments to other operators	5.2	6,750	6,721
Selling, general and administrative expenses	5.3	4,386	3,053
Services rendered	5.4	2,137	2,487
Operating leases	5.5	1,139	1,143
Depreciation and amortisation	5.6	4,313	5,077

Operating profit		2,233	4,105
Investment income	6	822	736

Profit before finance charges		3,055	4,841
Finance charges	7	2,566	3,758

Profit before tax		489	1,083
Taxation	8	227	375

Net profit for the year		262	708

Basic and diluted earnings per share (cents)	9	47.0	127.1

126   Telkom SA Limited Group Annual Report 2003

Company balance sheet
at March 31, 2003

		2002	2003
	Notes	Rm	Rm

Assets
Non-current assets		39,284	37,215

Property, plant and equipment	10	36,884	35,615
Intangible assets	11	30	—
Investments	12	1,623	1,228
Deferred taxation	13	747	372

Current assets		9,234	8,275

Inventories	14	425	451
Trade and other receivables	15	4,719	4,887
Short-term investment	12	—	460
Income tax receivable	16	1,080	276
Other financial assets	17	2,711	1,740
Cash and cash equivalents	18	299	461

Total assets		48,518	45,490

Equity and liabilities
Capital and reserves		13,958	14,673

Share capital and premium	19	8,293	8,293
Share issue expenses	19	(44)	—
Non-distributable reserves	20	50	13
Retained earnings	21	5,659	6,367

Non-current liabilities		24,899	19,175

Interest bearing debt	22	21,660	15,961
Finance leases	23	638	672
Provisions	25	2,601	2,542

Current liabilities		9,661	11,642

Trade and other payables	26	5,748	4,144
Current portion of interest bearing debt	22	1,538	4,540
Deferred income	27	658	609
Other financial liabilities	17	—	462
Current portion of provisions	25	1,717	1,887

Total equity and liabilities		48,518	45,490

Telkom SA Limited Group Annual Report 2003   127

Company statement of changes in equity
for the two years ended March 31, 2003

			Preliminary	Non-
	Share	Share	listing	distributable	Retained
	capital	premium	costs	reserves	earnings	Total
	Rm	Rm	Rm	Rm	Rm	Rm

Balance at April 1, 2001	5,570	2,723			4,857	13,150
Adoption of IAS 39				45	540	585

Restated balance	5,570	2,723		45	5,397	13,735
Net profit for the year					262	262
Fair value adjustment on investments				5		5
Share issue expenses (Note 19)			(44)			(44)

Balance at April 1, 2002	5,570	2,723	(44)	50	5,659	13,958
Net profit for the year					708	708
Fair value adjustment on investments				(37)		(37)
Share issue expenses reversed (Note 19)			44			44

Balance at March 31, 2003	5,570	2,723		13	6,367	14,673

128   Telkom SA Limited Group Annual Report 2003

Company cash flow statement
for the two years ended March 31, 2003

		2002	2003
	Notes	Rm	Rm

Operating activities		6,610	7,283

Cash receipts from customers		27,752	29,359
Cash paid to suppliers and employees		(19,081)	(20,699)

Cash generated from operations	32	8,671	8,660
Investment income		518	396
Finance charges paid	33	(2,579)	(2,617)
Taxation refunded	34	—	844

Investing activities		(7,290)	(4,013)

Expenditure to maintain operations
Proceeds on disposal of investments, property, plant and equipment		12	185
Additions to property, plant and equipment		(6,945)	(3,969)
Additions to other investments		(240)	(240)
Expenditure to expand operations
Purchase of subsidiaries and minority interests	35	(182)	—
Loans repaid by subsidiaries		70	11
Loans to subsidiaries		(5)	—

Financing activities		(219)	(3,108)

Listing costs		(44)	(154)
Loans raised		13,967	8,720
Loans repaid		(15,007)	(11,313)
Decrease/(increase) in net financial assets		865	(361)

Net (decrease)/increase in cash and cash equivalents		(899)	162
Cash and cash equivalents at beginning of the year		1,198	299

Cash and cash equivalents at end of the year	18	299	461

Telkom SA Limited Group Annual Report 2003   129

Notes to the annual financial statements
for the year ended March 31, 2003

1.	Overview of business activities

Telkom SA Limited (“Telkom”) is a limited liability company incorporated in the Republic of South Africa (“South Africa”). The Company is the leading provider of fixed-line voice and data communications services in South Africa. The Company’s services and products include: fixed-line telephony, including domestic, prepaid, international, public payphone and carrier services, as well as enhanced services, customer premises equipment sales; data communications using fibre connections, including data transmission, data networking and leased lines and related services; and e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services.

2.	Significant accounting policies

Basis of preparation

For all accounting periods the Company has prepared financial statements, as required by the South African Companies Act, in accordance with International Financial Reporting Standards (“IFRS”).

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments, which are measured at fair value, in conformity with IFRS. IFRS were applied in full for the first time, in March 31, 2002 financial statements, as the primary accounting basis. Where adjustments arising from this change could be reasonably determined, opening retained earnings for the earliest period presented were accordingly adjusted, with the exception of the adjustment arising on the adoption of IAS 39, which was accounted for on April 1, 2001.

The preparation of the financial statement requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results ultimately may differ from those estimates.

Property, plant and equipment

Freehold land is stated at cost and is not depreciated.

Property, plant and equipment (“PPE”) is stated at historical cost less accumulated depreciation, and accumulated impairment losses, if any. Depreciation is charged from the date of commissioning on a straight-line basis over the estimated useful life. Assets under construction represents freehold land and buildings, software, network and support equipment and includes all direct expenditure but excludes the costs of abnormal amounts of wasted material, labour, or other resources incurred in the production of self-constructed assets.

The expected useful lives assigned to groups of property, plant and equipment are:

Years

Freehold buildings	40 to 50
Leasehold buildings	25
Network equipment
Cables	10 to 28
Switching equipment	5 to 15
Transmission equipment	15
Other	2 to 15
Support equipment	5 to 10
Furniture and office equipment	3 to 10
Data processing equipment and software	3 to 5
Other	5 to 10

Impairment of assets

The Company regularly reviews its assets and financial instruments for any indication of impairment. With respect to long lived assets, the Company recognises an impairment loss when indicators including changes in technological, market, economic, legal and operating environments occur, and result in changes of the assets’ estimated remaining useful lives.

The recoverable amount of assets is measured using the higher of the present value of projected cash flows covering the remaining useful lives of the assets and the net realisable value. Impairment losses are recognised when the assets’ carrying value exceeds its estimated recoverable amount.

130   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

2.	Significant accounting policies (continued)

Intangible assets

Intangible assets are stated at cost and amortised on a straight-line basis over the anticipated period of benefit. Amortisation commences when the asset is available for its intended use.

The expected useful lives assigned to intangible assets are:

Years

Trademarks and copyrights	3 to 5

Site restoration cost

Restoration of sites after decommissioning of assets are identified on a case by case basis. Restoration costs are provided for when it becomes probable that such costs will be incurred.

Repairs and maintenance

The Company expenses all costs associated with the repair and maintenance of its telecommunications network, unless these add to the value of the assets or prolong the useful lives.

Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalised at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of the Company borrowings was utilised. Other borrowing costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value.

Financial istruments

Recognition
All financial instruments are initially recognised at cost, including transaction costs, when the Company becomes a party to their contractual arrangements. Gains and losses arising on changes in fair value of these instruments are recognised in income in the period they occur, except for those classified as “available-for-sale” which are taken directly to equity.

Subsequent to initial recognition, financial assets classified as “held-for-trading” and “available-for-sale” are measured at fair value and those classified as “loans and receivables originated by the enterprise” and “held-to-maturity” at amortised cost. Receivables, loans advanced, interest-bearing borrowings and other financial liabilities are measured at amortised cost where a maturity date exists, or at cost if no maturity date exists. Amortised cost is calculated on the effective interest rate method.

Fair value adjustments on unlisted investments are made if the value can be measured reliably. Investments in subsidiaries and joint ventures are carried at cost and adjusted for any impairment losses.

Derecognition
On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the trade date is included in income. On derecognition of “available-for-sale” assets, the fair value adjustment relating to prior revaluations of the assets is transferred from equity and recognised in income.

Trade and other receivables
Trade receivables are recognised and carried at original invoice amount less an allowance for uncollectables. Based on historical performance an allowance of 2% is raised for debt outstanding for less than 30 days. For debts older than 30 days an allowance of 10% is used, increasing to 100% for debts in excess of 120 days. Bad debts are written-off when the collection process has been exhausted.

Bills of exchange and promissory notes
Bills of exchange and promissory notes held to maturity are measured at amortised cost using the effective interest rate method. Those that do not have a fixed maturity are carried at the cost of the consideration given.

Telkom SA Limited Group Annual Report 2003   131

Notes to the annual financial statements
for the year ended March 31, 2003

2.	Significant accounting policies (continued)

Cash and cash equivalents Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with maturity of less than three months.

Derivative financial instruments
All derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the difference in the present value of the future net interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The Company’s derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Upon initial application of IAS 39, the Company recorded the fair value of the existing forward contracts on the balance sheet and the corresponding gain was recognised as an adjustment to the opening balance of retained earnings.

Repurchase agreements Securities sold under repurchase agreements are not derecognised. These transactions are treated as collateralised arrangements and classified as non-trading liabilities.

Securities purchased under repurchased agreements are not recognised. These transactions are treated as collateralised lending arrangements and classified as loans originated by the enterprise. Originated loans are recorded at amortised cost.

All associated finance charges are taken to income.

Bridge liquidity transactions New bonds issued are measured at amortised cost based on the yield to maturity of the new issue.

Bonds are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in income.

Bonds issued where Telkom is a buyer and seller of last resort are carried at amortised cost. The Company does not actively trade in bonds.

Foreign currencies

The measurement currency of the Company is the South African Rand (“ZAR”).

Transactions denominated in foreign currencies are translated at the rate of exchange at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Realised and unrealised gains and losses on foreign exchange are included in finance charges.

Taxation

Current taxation
The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation
Deferred taxation is accounted for using the balance sheet liability method at current rates in respect of temporary differences. Deferred tax assets are recognised to the extent that future taxable profits are likely to be available for set off.

Secondary Taxation on Companies
Secondary Taxation on Companies (STC) is provided for at a rate of 12.5% on the amount of the net dividend declared by the Company. It is recorded as a tax expense when dividends are declared.

Employee benefits

Post-employment benefits
The Company provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Company, taking into account recommendations of the independent actuaries. The post retirement medical and telephone rebate liabilities are unfunded.

132   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

2.	Significant accounting policies (continued)

Defined contribution plans The Company’s funding of the defined contribution plans is charged to the income statement in the same period as the related service is provided.

Defined benefit plans
The Company provides defined benefit plans for pension, medical aid costs, and telephone rebates to qualifying employees. The Company’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.

The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of plan assets. The amount of any surplus recognised is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised gains and losses for each individual plan exceeds 10% of the greater of the present value of the Company’s obligation or the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years.

Past service costs are recognised immediately to the extent that the benefits are vested, otherwise, they are recognised on a straight-line basis over the average period the benefits become vested.

Short-term employee benefits The cost of all short-term employee benefits is recognised during the period employees render services.

Leave benefits Holiday leave is provided for over the period that the leave accrues and is subject to a cap. Sick leave is provided for on days accrued and is also subject to a cap.

Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Termination benefits are recognised when it is probable that the expenses are incurred.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Revenue

Revenue for services is stated at amounts invoiced to customers and excludes Value Added Tax.

The Company provides fixed-line communication services and communication related products. The Company provides such services to business, residential and payphone customers. Revenue represents the value of fixed consideration that has been received or is receivable.

Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Company does not provide customers with the right to a refund.

Subscriptions
The Company provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation, which are recognised as revenue upon activation. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the life of the network. All other installation and activation costs are expensed as incurred.

Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Telkom SA Limited Group Annual Report 2003   133

Notes to the annual financial statements
for the year ended March 31, 2003

2.	Significant accounting policies (continued)

Traffic and value-added services
Prepaid traffic service revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes; revenue related to the carry over of unused minutes is deferred until usage or expiration. Payphone service revenue is recognised when the service is provided. Community phone revenue, collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. Interconnection revenue for call termination, call transit, and network usage are recognised in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognised when the call is placed or the connection provided. Revenue related to products and value-added services is recognised upon delivery and acceptance of the product or service.

Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sale volume and value. Revenue for retail payphone cards is recorded as traffic revenues, net of these discounts as the cards are used.

Equipment sales Sales of communication equipment are recognised upon delivery to the customer.

Other
Dividends from investments are recognised on the date that the dividend is declared. Interest is recognised on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. Lease finance costs are charged against income over the term of the lease using the effective interest rate method.

Marketing

Marketing costs are recognised as an expense as incurred.

Comparatives

Certain comparative figures have been reclassified in accordance with current period classifications and presentation.

134   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

3.	Operating revenue	27,325	28,951

	Subscriptions, connections and other usage	4,410	4,595
	Traffic	17,168	18,001

	Domestic (local and long distance)	8,670	9,178
	Fixed-to-mobile	7,323	7,539
	International (outgoing)	1,175	1,284

	Interconnection	1,798	1,773
	Data	3,913	4,507
	Other	36	75

4.	Other income	118	198

	Profit on disposal of investments, property, plant and equipment	22	103
	Sundry	96	95

	Other income was previously classified as part of investment income and operating expenses under selling, general and administrative expenses.
5.	Operating expenses
	Operating expenses comprise:
5.1	Employee expenses	6,485	6,563

	Salaries and wages	4,205	3,947
	Retirement and pension funds	81	40

	Interest cost	119	86
	Curtailment gain	(38)	(9)
	Realisation of fund reserve	—	(37)

	Pension contributions	451	439
	Post retirement medical aid	228	256

	Current service cost	14	14
	Interest cost	224	225
	Actuarial gain	(5)	(5)
	Settlement loss	11	—
	Curtailment (gain)/loss	(16)	22

	Medical aid contributions	379	389
	Sick leave and telephone rebates	(5)	50

	Current service (gain)/cost	(15)	37
	Interest cost	10	24
	Actuarial gain	—	(11)

	Other benefits	1,365	1,696
	Restructuring expense	373	244
	Employee cost capitalised	(592)	(498)

Curtailment (gain)/loss
The curtailment (gain)/loss resulted from a material reduction in the number of participants covered by the retirement and pension funds and the post-retirement medical aid. This, in turn, resulted in a required adjustment to the present value of the obligation.

Telkom SA Limited Group Annual Report 2003   135

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

5.	Operating expenses (continued)
5.1	Employee expenses (continued)
	Settlement loss
	The settlement loss resulted from a transaction between the Company and participants of the post-retirement medical aid. The participants were offered a lump sum in exchange for their right to receive specified post-employment benefits.
	Other benefits
	Other benefits include motor allowances, performances, incentive and service bonuses.
	Restructuring
	The Company recognises the cost of restructuring charges associated with management’s plan to reduce the size of its work force to a comparable level for world-class telecommunication companies.
	The total number of employees affected by the restructuring is 2,124 (2002: 2,960). These employees include operating personnel, product development and corporate staff.
5.2	Payments to other operators	6,750	6,721
5.3	Selling, general and administrative expenses	4,386	3,053

	Selling and administrative expenses	1,528	646
	Maintenance	2,138	1,932
	Marketing	310	286
	Property, plant and equipment impairment losses and write-offs (Note 10)	410	189

	Impairment provisions raised	398	—
	Write-offs	12	189

5.4	Services rendered	2,137	2,487

	Facilities management	1,096	1,086
	Consultancy services – managerial fees	338	514
	Security and other	682	773
	Auditors’ remuneration	21	114

	Company auditors
	Audit fees	12	38

	Current year	11	28
	Prior year underprovision	1	10

	Taxation	5	—
	Other	4	5
	Company IPO related fees	—	71

	Company auditors	—	42

	Current year	—	32
	Prior year underprovision	—	10

	Other auditors	—	29

5.5	Operating leases	1,139	1,143

	Buildings	244	232
	Equipment	54	61
	Vehicles	841	850

136   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

5.	Operating expenses (continued)
5.6	Depreciation and amortisation	4,313	5,077

	Depreciation of property, plant and equipment	4,306	5,032

	Freehold buildings	188	270
	Leasehold buildings	15	15
	Network equipment	2,586	3,074
	Support equipment	364	430
	Furniture and office equipment	28	30
	Data processing equipment and software	1,091	1,177
	Other	34	36

	Amortisation of intangible assets	7	45

	Trademarks and copyrights	7	45

6.	Investment income	822	736

	Dividends received	300	345
	Interest received	450	307
	Interest received from joint venture	72	84

7.	Finance charges	2,566	3,758

	Local debt	2,532	2,465
	Foreign debt	599	375
	Less: Finance costs capitalised	(104)	(148)
	Foreign exchange losses/(gains)	2,284	(719)
	Fair value adjustments on derivative instruments	(2,745)	1,785

	Capitalisation rate	13.48%	13.56%

8.	Taxation	227	375

	South African normal company taxation
	Underprovision for prior year	217	—
	Deferred taxation	10	375

	Temporary differences	289	339
	(Overprovision)/underprovision for prior years	(279)	36

	No provision has been made for South African normal company tax as the Company has an assessed loss as disclosed in Note 13.
	Reconciliation of taxation rate	%	%
	Effective rate	46.4	34.7
	South African normal rate of taxation	30.0	30.0
	Adjusted for:	16.4	4.7

	Exempt income	(20.7)	(12.5)
	Disallowable expenditure	49.7	13.9
	(Overprovision)/underprovision for prior years	(12.6)	3.3

The high effective rate for 2002 was primarily due to non-deductible losses relating to a supplier dispute and resolution of the section 32 dispute with the South African Revenue Services.

Telkom SA Limited Group Annual Report 2003   137

Notes to the annual financial statements
for the year ended March 31, 2003

9.	Earnings per share

Basic and diluted earnings per share

The calculation of earnings per share is based on net profit for the year (earnings) of R708m (2002: R262m) and ordinary shares in issue of 557,031,819 (2002: 557,031,819).

		2003			2002

			Accumulated	Carrying		Accumulated	Carrying
		Cost	depreciation	value	Cost	depreciation	value
		Rm	Rm	Rm	Rm	Rm	Rm

10.	Property, plant and equipment
	Freehold land and buildings	3,800	(1,099)	2,701	3,526	(828)	2,698
	Leasehold buildings	380	(139)	241	380	(124)	256
	Network equipment	47,208	(20,481)	26,727	44,356	(18,090)	26,266
	Support equipment	3,312	(1,960)	1,352	3,086	(1,630)	1,456
	Furniture and office equipment	315	(149)	166	301	(119)	182
	Data processing equipment and software	6,745	(3,881)	2,864	6,385	(3,195)	3,190
	Under construction	1,464	—	1,464	2,699	—	2,699
	Other	283	(183)	100	308	(171)	137

		63,507	(27,892)	35,615	61,041	(24,157)	36,884

	Carrying						Carrying
	value at						value at
	beginning						end of
	of years	Additions	Transfers	Write-offs	Disposals	Depreciation	year
	Rm	Rm	Rm	Rm	Rm	Rm	Rm

2003
Freehold land and buildings	2,698	18	257	(1)	(1)	(270)	2,701
Leasehold buildings	256	—	—	—	—	(15)	241
Network equipment	26,266	1,151	2,494	(103)	(7)	(3,074)	26,727
Support equipment	1,456	234	94	(2)	—	(430)	1,352
Furniture and office equipment	182	7	7	—	—	(30)	166
Data processing equipment and software	3,190	144	737	(27)	(3)	(1,177)	2,864
Under construction	2,699	2,415	(3,590)	(54)	(6)	—	1,464
Other	137	—	1	(2)	—	(36)	100

	36,884	3,969	—	(189)	(17)	(5,032)	35,615

2002
Freehold land and buildings	2,585	161	140	—	—	(188)	2,698
Leasehold buildings	271	—	—	—	—	(15)	256
Network equipment	24,385	2,290	2,190	(12)	(1)	(2,586)	26,266
Support equipment	1,283	270	267	—	—	(364)	1,456
Furniture and office equipment	185	10	15	—	—	(28)	182
Data processing equipment and software	3,344	317	839	(219)	—	(1,091)	3,190
Under construction	2,478	3,878	(3,478)	(179)	—	—	2,699
Other	125	19	27	—	—	(34)	137

	34,656	6,945	—	(410)	(1)	(4,306)	36,884

The average time taken to construct assets varies between three and four months.

Full details of fixed properties are available for inspection at the registered office of the Company.

138   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

10.	Property, plant and equipment (continued)
	Impairment and write-off of assets	410	189

	Assets under construction	179	54
	Assets relating to information technology development that, due to a supplier dispute, are not re-usable, have been impaired in full.	179	—
	Assets under construction written-off.	—	54

	Data processing equipment and software	219	27

	Assets relating to information technology development that, due to a supplier dispute are not re-usable, have been impaired in full.	167	—
	The Company assessed its software in 2003 which resulted in the writing-off of computer software.	—	27
	The Company implemented a new billing system during 2002.
	The carrying value of the previous billing system was impaired in full.	52	—

	Network equipment
	Decommissioned and obsolete equipment written-off.	12	103
	Other
	Support equipment, buildings and other assets written-off.	—	5

		2003			2002

			Accumulated	Carrying		Accumulated	Carrying
		Cost	amortisation	value	Cost	amortisation	value
		Rm	Rm	Rm	Rm	Rm	Rm

11.	Intangible assets
	Trademarks and copyrights	52	(52)	—	37	(7)	30

The carrying amounts of intangible assets can be reconciled as follows:

	Carrying			Carrying
	value at			value at
	beginning			end of
	of year	Additions	Amortisation	year
	Rm	Rm	Rm	Rm

2003
Trademarks and copyrights	30	15	(45)	—

Additions to intangible assets in the current year relates to prior year costs incurred for intellectual property, capitalised from assets under construction to trademarks and copyrights.

During the year management reassessed the expected future economic benefit of the customer base and intellectual property included in trademarks and copyrights. Based on this assessment management expected these intangible assets to have no useful life beyond year end, which resulted in an increased amortisation for the current year.

2002
Trademarks and copyrights	—	37	(7)	30

Telkom SA Limited Group Annual Report 2003   139

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

12.	Investments	1,623	1,228
	Loan to joint venture	460	460
	Vodacom Group (Pty) Ltd
	The loan to Vodacom is unsecured and bears interest at a rate of prime plus 2% (2002: prime plus 2%). The average effective interest rate per annum during the year was 16.35% (2002: 15.69%). Telkom has a 50% shareholding in Vodacom.
	The Company has deferred its right to claim or accept payment of the loan to Vodacom in favour of all other creditors in the event of the liquidation of the company or similar event. Vodacom has opted to repay the loan on June 30, 2003.
	Subsidiaries	304	259

	Q-Trunk (Pty) Ltd	—	—
	100% shareholding at cost	10	10
	Loan	49	50
	Provision for losses	(59)	(60)

	Swiftnet (Pty) Ltd	126	92

	100% shareholding at cost	25	33
	Prime minus 1% Cumulative redeemable preference shares	45	45
	Loan	56	47
	Provision for losses	—	(33)

	Intekom (Pty) Ltd	6	—

	100% shareholding at cost	10	10
	Loan	29	24
	Provision for losses	(33)	(34)

	Telkom Directory Services (Pty) Ltd	172	167

	64,90% (2002: 64.90%) shareholding at cost	167	167
	Loan	5	—

The aggregate directors’ valuation of the above subsidiaries and joint venture is R3,720m (2002: R3,512m) based on the net asset value.

The Company has deferred its right to claim or accept payment of the loans to Q-Trunk (Pty) Ltd, Swiftnet (Pty) Ltd and Intekom (Pty) Ltd in favour of all other creditors in the event of the liquidation of the companies or similar event.

The loan to Swiftnet (Pty) Ltd is unsecured, and bears interest at a rate of prime plus 2% (2002: prime plus 2%). The average effective interest rate per annum was 16.35% (2002: 15.69%).

140   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

12.	Investments (continued)
	Other unlisted investments	102	9

	Intelsat
	Nil% (2002: 1.16%) interest in International Telecommunications Satellite Organisation, headquartered in Washington DC, USA at cost.	92	—
	Telkom disposed of its investment in Intelsat effective December 30, 2002.
	Inmarsat
	0.30% (2002: 0.30%) interest in International Mobile Satellite Services Organisation, headquartered in
	London, United Kingdom, at cost.	9	9
	Rascom
	1.07% (2002: 1.18%) interest in Regional African Satellite Communications Organisation, headquartered in Abidjan, Ivory Coast.	1	—

	Cost	1	1
	Provision for devaluation of investment	—	(1)

A reliable fair value could not be determined for unlisted investments. The directors' valuations are
	based on the Company's interest in the entities' net asset values converted at year-end exchange rates.
	The aggregate directors' valuation of the above unlisted investments is R20.2m (2002: R292.6m) based on the net asset values.
	Other listed investments	757	960

	New Skies N.V.
	0.89% (2002: 0.89%) interest in New Skies Satellite N.V., headquartered in The Hague, Netherlands at fair value.	77	40
	Market value: R40m (2002: R77m).
	Special purpose entity
	Cost	680	920

	The investment in the cell captive of R920m (2002: R680m) will be used to fund the post retirement medical aid liability.
	Less: Short-term investment		(460)

	Loan to Vodacom Group (Pty) Ltd	—	(460)

Telkom SA Limited Group Annual Report 2003   141

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

13.	Deferred taxation	747	372

	Balance at beginning of year	989	747
	Adoption of IAS 39	(232)	—
	Income statement movements	(10)	(375)

	Temporary differences	(289)	(339)
	Underprovision/(overprovision) prior year	279	(36)

	The balance comprises:	747	372

	Capital allowances	(1,740)	(2,268)
	Provisions and other allowances	1,312	1,434
	Tax losses	1,175	1,206

	Deferred tax balance is made up as follows:	747	372

	Deferred tax assets	747	372

	Tax losses available for set-off against future taxable profits	3,918	4,019
	Under South African tax legislation, tax losses for companies continuing to do business do not expire.
14.	Inventories	425	451

	Gross inventories	465	502
	Provision for obsolete inventories	(40)	(51)

	Inventories consist of the following categories:	425	451

	Installation, maintenance material and network equipment	384	369
	Merchandise	41	82

	Provision for obsolete inventories	40	51

	Opening balance	52	40
	Charged to income	84	92
	Written-off against provision	(96)	(81)

15.	Trade and other receivables	4,719	4,887

	Trade receivables	4,041	4,106

	Gross trade receivables	4,560	4,349
	Provision for doubtful debts	(519)	(243)

	Prepayments and other receivables	678	781

	Provision for doubtful debts	519	243

	Opening balance	366	519
	Charged to income	965	215
	Write-off against provision	(812)	(491)

16.	Income tax receivable	1,080	276

	Tax receivable	899	236
	Interest accrued	181	40

Income tax receivable relates to an over-payment of estimated tax in respect of the 1999 tax year. An assessment has been received for R276m from the South African Revenue Services confirming the refund to be made to the Company.

142   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

		2002	2003
		Rm	Rm

17.	Other financial instruments	2,711	1,278

	Repurchase agreements	100	222
	Bills of exchange	10	(68)
	Derivative instruments (Note 30)	2,601	1,124

	Other financial instruments are made up as follows:	2,711	1,278
	Other financial assets	3,604	1,740
	Other financial liabilities	(893)	(462)

In the current year derivative asset and liabilities have been disclosed as current asset and current liabilities respectively.

Repurchase agreements
The Company actively manages a portfolio of repurchase agreements in the South African capital and money markets, with a view to generating additional investment income on the favourable interest rates provided on these transactions. Interest received from the borrower is based on the current market-related yield required for South African Government and Telkom bonds.

2003
Maturity period	Yield

1 day	11.12% – 11.54%		151
7 days	10.38%		71

			222

2002
Maturity period	Yield

7 days	13.30%	46
5 days	13.02% – 13.30%	54

		100

Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly tradable bonds has been delivered in respect of the above transactions.

The terms and conditions of these transactions are governed by signed International Securities Market Association (“ISMA”) agreements with all counter parties and the regulations of the Bond Exchange of South Africa (“BESA”).

The fair value of such bonds has been derived with reference to BESA quoted prices.

18.	Cash and cash equivalents	299	461

	Cash and bank balances	298	260
	Short-term deposits	1	201

	Undrawn borrowing facilities
	General banking facilities	1,197	976

The general banking facilities are unsecured, bears interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Telkom SA Limited Group Annual Report 2003   143

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003
		Rm	Rm

19.	Share capital
	Authorised and issued share capital and share premium are made up as follows:
	Authorised	10,000	10,000

	999,999,998 (2002: 1,000,000,000) ordinary shares of R10 each	10,000	10,000
	1 (2002: Nil) Class A ordinary share of R10	—	—
	1 (2002: Nil) Class B ordinary share of R10	—	—

	Issued and fully paid	8,293	8,293

	557,031,817 (2002: 557,031,819) ordinary shares of R10 each	5,570	5,570
	1 (2002: Nil) Class A ordinary share of R10	—	—
	1 (2002: Nil) Class B ordinary share of R10	—	—
	Share premium	2,723	2,723

	Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003, Telkom’s authorised and issued share capital was altered by the conversion of one ordinary share held by Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10
	The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the rights to appoint directors. Full details of the voting rights of ordinary, class A and class B shares can be obtained from the memorandum of association of the company
	At the end of March 31, 2003 the shareholders had not granted the Board authority to issue unissued shares
	Share issue expenses	(44)	—
	Share issue expenses represent costs incurred in 2002 by the Company in preparation for the initial public offering These costs were deferred to be written off against share premium when new shares were issued However, this was expensed on September 30, 2002 as the Board decided not to issue additional shares on date of listing
20.	Non-distributable reserves	50	13

	Balance at beginning of year	—	50
	Adoption of IAS 39	45	—
	Movement during year Fair value adjustment	5	(37)

	The balance comprises:
	Fair value adjustment on investments	50	13

21.	Retained earnings	5,659	6,367

	Balance at beginning of year	4,857	5,659
	Adoption of IAS 39	540	—
	Retained earnings for the year Net profit for the year	262	708

	Adoption of IAS 39
	On April 1, 2001 the Company prospectively adopted IAS 39 Financial Instruments: Recognition and Measurement In accordance with IAS 39, adjustments have been made to reserves on the date of adoption, while comparative amounts have not been restated
	Increase in net profit
	Gross	308
	Taxation	(92)

	Net	216

144   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003
		Rm	Rm

21.	Retained earnings (continued)
	Increase in opening retained earnings Gross	772
	Taxation	(232)

	Net	540

22.	Interest bearing debt	21,660	15,961
	(a) Local debt	17,664	16,046
	Locally registered Telkom debt instruments	15,148	14,482

	Name, maturity, rate p.a., nominal value
	TK01, 2008, 10%, R4,491m (2002: R4,594m)	3,552	3,566
	TL08, 2004, 13%, R3,500m (2002: R3,500m)	3,272	3,368
	TL03, 2003, 10.75%, R4,311m (2002: R5,000m)	4,985	4,306
	TL06, 2006, 10.5%, R1,500m (2002: R1,500m)	1,482	1,484
	TL20, 2020, 6%, R2,500m (2002: R2,500m)	1,119	1,136
	PP01, 2002, 12.5%, RNil (2002: R200m)	200	—
	PP02, 2010, 0%, R430m (2002: R430m)	132	152
	PP03, 2010, 0%, R1,350m (2002: R1,350m)	406	470

	Local bonds
	The local Telkom bonds are unsecured, but contain a number of restrictive covenants, which limit Telkom’s ability to create encumbrances on revenues or assets, and to secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness. TL20 loan stock contain restrictive financial covenants
	Telkom is a buyer or seller of last resort in the Telkom bond TK01. To eliminate the resultant exposure Telkom sells or buys Government bonds. The objective of the hedging relationship is to eliminate price risk whereby value changeson the TK01 transactions are in total offset by value changes in the government stock
	Revolving repurchase agreements	21	167
	Commercial paper bills 2003 — 2005, 13.5% to 15.13%, R1,766m (2002: R3,070m)	2,495	1,397
	(b) Foreign debt	5,534	4,455
	United States Dollar

	2002 — 2003, 3.14%, $1.2m (2002: $4m)	42	10
	Euro
	2002 — 2005, 0.10% — 7.13%, 512m (2002: € 514m)	5,133	4,445
	South African Rand
	2009, 10.56%, RNil (2002: R359m)	359	—

	This is shown as foreign debt since the loans are held with foreign lenders
	Less: Current portion of interest bearing debt	(1,538)	(4,540)

	Local debt	(1,499)	(4,527)
	Locally registered Telkom debt instruments	(200)	(4,306)
	Commercial paper bills	(1,278)	(54)
	Revolving repurchase agreements	(21)	(167)
	Foreign debt	(39)	(13)

	Included in long and short-term debt is:
	Guaranteed debt	4,088	3,683

	By the South African Government	3,729	3,683
	By South African Banks	359	—

The Company may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. These borrowing powers are set out in the Company’s articles of association.

Telkom SA Limited Group Annual Report 2003   145

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003
		Rm	Rm

22.	Interest bearing debt (continued)
	Revolving repurchase agreements
	The Company actively manages a portfolio of repurchase agreements in the South African capital and money markets with a view to financing short-term liquidity gaps. Interest paid by the Company is based on the current market-related yield required for South African Government and Telkom bonds
	2003
	Maturity period Yield
	1 day 10.8% — 11.54%		167

	2002
	Maturity period Yield
	13 days 13.10%	1
	5 days 13.02% — 13.30%	20

		21

	Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value Collateral in the form of publicly tradable bonds has been received in respect of the above transactions
	The terms and conditions of these transactions are governed by signed ISMA agreements with all counter parties and the regulations of the BESA. The fair value of such bonds has been derived with reference to BESA quoted prices
23.	Finance leases	638	672
	The finance leases are secured by land and buildings with a book value of R241m (2002: R256m). These amounts are repayable within 16 years. The interest rate is 13.44% (2002: 13.44%) (Note 28)
24.	Repayment of total interest-bearing debt
	Total interest bearing debt (including finance leases) (Note 23)	23,836	21,173

	Gross interest bearing debt	28,339	25,142
	Discount on debt instruments issued	(4,503)	(3,969)

	2002	2003	2003	2003
	Total	Foreign	Local	Total
Year repayable	Rm	Rm	Rm	Rm

2002/2003	1,565	—	—	—
2003/2004	5,075	13	4,536	4,549
2004/2005	4,950	3	4,946	4,949
2005/2006	5,264	4,341	262	4,603
2006/2007	1,504	3	1,500	1,503
2007/2008	4,594	—	4,491	4,491
Thereafter	5,387	95	4,952	5,047

	28,339	4,455	20,687	25,142

146   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003
		Rm	Rm

25.	Provisions	2,601	2,542

	Leave pay	437	384

	Balance at beginning of year	431	437
	Charged to income	129	107
	Leave utilised or paid	(123)	(160)

	Medical aid liability (Note 31)	2,154	2,277

	Balance at beginning of year	2,183	2,154
	Interest cost	224	225
	Current service cost	14	14
	Actuarial gain	(5)	(5)
	Settlement and curtailment (gain)/loss	(5)	22
	Termination settlement	(144)	(13)
	Contributions	(113)	(120)

	Retirement and pension fund deficits(Note 31)	759	474

	Balance at beginning of year	985	759
	Repayment of the deficit	(307)	(325)
	Interest cost	119	86
	Curtailment gain	(38)	(9)
	Realisation of fund reserve	—	(37)

	Sick leave	315	349

	Balance at beginning of year	332	315
	Charged to income	(17)	34

	Telephone rebates (Note 31)	146	162

	Balance at beginning of the year	134	146
	Interest cost	10	24
	Current service cost	2	3
	Actuarial gain	—	(11)

	Bonus	132	427

	Balance at beginning of year	144	132
	Charged to income	86	381
	Payment	(98)	(86)

	Supplier dispute(Note 29)	375	356

	Balance at beginning of the year	—	375
	Charged to income	375	(19)

	Short-term portion	(1,717)	(1,887)

	Leave pay	(437)	(384)
	Medical benefits	(200)	(150)
	Retirement and pension fund deficits	(258)	(221)
	Sick leave	(315)	(349)
	Bonus	(132)	(427)
	Supplier dispute	(375)	(356)

Leave pay benefits

In terms of the Company’s policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 28 days. This is reviewed annually and is in accordance with legislation.

Telkom SA Limited Group Annual Report 2003   147

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003
		Rm	Rm

25.	Provisions (continued)
	Sick leave
	Sick leave provision is determined in accordance with the Company’s policy. This represents amounts accrued to the benefit of the employees and may be paid, due to the inability of an employee to render services for an extended period due to illness
	Bonus
	The bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable once every year after the Companyresults have been made public. To qualify staff members and management must be in service on the financial results date
	Supplier dispute
	Telkom provided R356m (2002: R375m) for its estimate of probable liability which includes interest and legal fees (Note 29)
26.	Trade and other payables	5,748	4,144

	Trade payables	3,928	2,440
	Finance cost accrued	1,123	532
	Accruals	697	1,172

27.	Deferred income	658	609
	Included in deferred income is profit on the sale and leaseback of certain Telkom buildings of R173m (2002: R184m)
	A profit of R11m is recognised in income on a straight line basis, over the period of the lease ending 2019 (Note 23)
28.	Commitments
	Capital commitments authorised	4,900	4,945

	Commitments against authorised capital expenditure	85	104
	Authorised capital expenditure not yet committed	4,815	4,841

Management expects these commitments to be financed from internally generated cash and other borrowings.

	Total	<1 year	1 5 years	>5 years
	Rm	Rm	Rm	Rm

Operating lease commitments
2003
Buildings	608	138	307	163
Vehicles	719	719	—	—
Equipment	10	4	6	—

Total	1,337	861	313	163

2002
Buildings	682	184	282	216
Vehicles	809	809	—	—
Equipment	35	17	18	—

Total	1,526	1,010	300	216

Operating lease

The Company leases certain buildings, vehicles and equipment. The bulk of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five years and three years. The bulk of non-equipment-related premises are for three to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.

     148   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31,2003

28.	Commitments (continued)

The minimum lease payments under these agreements are subject to annual escalations, which range from 8% to 12%.

Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case a settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note.

The master lease agreement for vehicles is for a period of five years, and expires on March 31, 2005. In accordance with the agreement the Company is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five-year period. The current contract does not have a forced renewal option. Any continued involvement after March 31, 2005 will be renegotiated at the time of expiry of the current contract. The contract is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle the lease payment is increased with a percentage increase based on the South African Consumer Index at the time. As there is no minimum usage clause in the master lease agreement, only the lease payments for the next year have been disclosed. The leases of individual vehicles are renewed annually.

	Total	<1 year	1 5 years	>5 years
	Rm	Rm	Rm	Rm

Finance lease commitments
2003
Lease payments	2,102	60	401	1,641
Finance charges	(1,430)	(92)	(518)	(820)

Minimum lease payments	672	(32)	(117)	821

Present value of the liability	639
Finance charges capitalised	33

Liability as disclosed in Note 23	672

2002
Lease payments	2,155	54	277	1,824
Finance charges	(1,517)	(88)	(393)	(1,036)

Minimum lease payments	638	(34)	(116)	788

Present value of the liability	631
Finance charges capitalised	7

Liability as disclosed in Note 23	638

Finance lease

The finance lease relates to the sale and leaseback of Telkom buildings. The lease term negotiated for the building is for a period of 25 years ending in 2019. The minimum lease payment is subject to an escalation of 10% per annum. The Company has the option to sub-let part of the buildings. In case of a breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.

Finance charges accruing on the Company’s building leases exceed the lease payments for the next five years. Minimum lease payments for the next five years do not result in any income accruing to the Company.

Telkom SA Limited Group Annual Report 2003   149

Notes to the annual financial statements
for the year ended March 31,2003

		2002	2003

		Rm	Rm
29.	Contingencies
	Third parties	55	119
	Guarantee of employee housing loans	208	192

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that the Company does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees to settle a certain portion of employees’ housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates. When an employee leaves the employment of the Company, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. The maximum amount of the guarantee in the event of the default is as disclosed above.

Supplier dispute

Expenditure of R594m was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In 2001, the agreement with Telcordia was terminated and in that year, the Company wrote off R119m of this investment in the fixed-line business. Following an assessment of the viability of the project, the balance of the Telcordia assets were written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130m plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom has since brought an application in the High Court in South Africa to review the partial award. This matter is to be heard in the South African High Court in August 2003. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial ruling, which petition Telkom has resisted. A hearing date for this petition has been scheduled for June 25, 2003. The arbitration proceeding and the amount of Telkom’s liability are not expected to be finalised until late 2003 or early 2004. Telkom’s provision of US$44m for its estimate of probable liabilities, including interest and legal fees, was recognised as at March 31, 2003.

Site restoration costs

The Company has a constructive, but no legal obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.

Negative working capital ratio

For each of the financial years ended 2003 and 2002 the Company had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

30.	Financial instruments and risk management

Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Company. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.

The Company holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables, arise directly from the Company’s operations.

The Company finances its operations primarily by a mixture of issued share capital, retained profit, long-term and short-term loans. The Company uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Company does not speculate in derivative instruments.

Concentration of risks

The Company is party to collective bargaining agreements with unions covering the employment terms and conditions of a significant part of their employees. Approximately 36% of the Company employees are members of the Alliance of Telkom Union and 38% of the Company employees are members of the Communication Workers Union. These employees are bound to follow the decisions of the Union. The Company has a good working relationship with the unions and to date, there have been no significant disruptions to operations due to union activities.

150   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

30.	Financial instruments and risk management (continued)

The Company has various commercial contracts with suppliers of goods and services which at a high level can be classified into IT, Network, Commercial (inclusive of outsourced entities), Training and other. Risk reviews are conducted on a quarterly basis, while formal assessments are being conducted on an annual basis. If specific risks are highlighted during a review, a formal assessment is conducted immediately. Risk exposure is evaluated against the following criteria:

•	the value of the contract/Company spent to date;

•	impact of supplier/service provider on key strategic initiatives of the Company;

•	level/intensity of associated maintenance/support received from technology suppliers;

•	the period that a specific technology is already introduced into the network;

•	the extent of customisation by the Company on standard technical functionality provided by supplier/service provider;

•	level of foreign exposure in currency associated with the product/service offering; and

•	inherent business and financial risk associated with a supplier.

The Company is currently the sole holder of the license to provide public switched telephony services within South Africa and therefore the customer base is diverse and spread across the country. Telkom has embarked on a process of signing long-term contracts with significant customers.

Interest rate risk management

Interest rate risk arises from the repricing of the Company’s forward cover and floating rate debt as well as incremental funding or new borrowings and refinancing of existing borrowings.

The Company’s policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, the Company makes use of interest rate derivatives as approved in terms of Company policy. Fixed rate debt represents approximately 92.06% (2002: 87.20%) of the total consolidated debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Company’s exposure to interest rate increases given the size of the Company’s debt portfolio. All financial instruments that reprice within one year are deemed to be floating rate debt.

Interest rate repricing profile for interest bearing debt:

	Floating	Fixed rate
	rate	<1 year	1 – 5 years	>5 years	Total
	Rm	Rm	Rm	Rm	Rm

2003
Borrowings	1,681	4,306	12,755	2,431	21,173
Percentage of borrowings	7.94%	20.34%	60.24%	11.48%	100.00%
2002
Borrowings	3,052	200	14,736	5,848	23,836
Percentage of borrowings	12.80%	0.84%	61.83%	24.53%	100.00%

The effective interest rate for the year was 13.56% (2002: 13.48%). At March 31, 2003 the Company did not have a significant interest rate risk exposure on financial assets.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and peak additional borrowings, the Company makes use of interest rate derivatives as approved in terms of Company policy.

The tables below summarise the interest rate hedges outstanding as at:

				Weighted
			Notional	average
	Average		amount	coupon
	maturity	Currency	m	rate

2003
Interest rate swaps
Pay fixed	1 – 5 years	ZAR	1,150	14.44%
2002
Interest rate swaps
Pay fixed	< 1 year	ZAR	1,300	12.19%
	1 – 5 years	ZAR	150	12.92%
	> 5 years	ZAR	1,000	14.67%

Telkom SA Limited Group Annual Report 2003   151

Notes to the annual financial statements
for the year ended March 31, 2003

30.	Financial instruments and risk management (continued)

The floating rate is based on the 3 month JIBAR, and is settled quarterly in arrears.

The interest rate swaps cover refinancing price risk on the commercial paper bill programme.

Credit risk management

The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. The maximum exposure to the Company if no amounts were recovered at March 31, 2003 is R1,376m. No collateral is required when entering into derivative contracts. Credit limits are reviewed on a yearly basis or when information becomes available in the market. The Company limits its exposure to any counterparty and exposures are monitored daily. The Company expects that all counterparties will meet their obligations. Credit limits are set on an individual entity basis. Management reduces the risk of unrecoverable debt by improving credit management through credit vetting and stricter debt collection policies.

Trade debtors comprise a large and widespread customer base, covering residential, business and corporate customer profiles. Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate.

Liquidity risk management

The Company is exposed to liquidity risk as a result of uncertain debtor related cash flows as well as capital commitments of the Company. Liquidity risk is primarily managed by the Corporate Finance division in accordance with policies and guidelines formulated by the Operating Committee. In terms of its borrowing requirements, the Company ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Operating Committee maintains a reasonable balance between the period assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.

Foreign currency exchange rate risk management

The Company manages its foreign currency exchange rate risk by hedging, on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Company’s risk exposure.

Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Company’s operations and liabilities. The Company also enters into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (principally US Dollars and Euro). The purpose of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

The tables below reflect the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year end exchange rates:

	Fixed rate	Floating	Interest-free	Total
	Rm	Rm	Rm	Rm

Liabilities
2003
Currency
ZAR	15,222	1,564	8,821	25,607
USD	—	10	659	669
EUR	4,338	107	68	4,513
Other	—	—	28	28

	19,560	1,681	9,576	30,817
2002
Currency
ZAR	15,785	2,876	10,538	29,199
USD	—	42	351	393
EUR	4,999	134	675	5,808
Other	—	—	53	53

	20,784	3,052	11,617	35,453

Assets

There is no material foreign currency exposure for assets.

     152   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

30.	Financial instruments and risk management (continued)

Forward exchange contracts

The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received and future interest payments and loans denominated in foreign currency.

	<1 year		1 — 5 years		>5 years

	Foreign		Foreign		Foreign
	currency	Local	currency	Local	currency	Local
	notional	currency	notional	currency	notional	currency
	amount	amount	amount	amount	amount	amount
	m	Rm	m	Rm	m	Rm

Average maturity years currency
2003
Buy foreign currency and sell ZAR
United States Dollar	240	2,119	40	408
Pound Sterling	5	67	—	—
Euro	31	306	57	422
Swedish Krona	39	38	—	—
Japanese Yen	66	5	—	—

		2,535		830

Buy ZAR and sell foreign currency
United States Dollar	52	516	51	522
Pound Sterling	4	58	—	—
Euro	21	211	—	—
Swedish Krona	12	14	—	—
Japanese Yen	34	3	—	—

		802		522

Buy Euro and sell USD United States Dollar	14	123

2002
Buy foreign currency and sell ZAR
United States Dollar	397	4,297	60	585
Pound Sterling	6	108	—	—
Euro	68	711	61	476
Swedish Krona	18	21	—	—
Australian Dollar	1	2	—	—
Japanese Yen	34	3	—	—

		5,142		1,061

Buy ZAR and sell foreign currency
United States Dollar	143	1,414	35	318	25	275
Pound Sterling	3	45	—	—	—	—
Euro	38	379	—	—	—	—

		1,838		318		275

Buy Euro and sell USD
United States Dollar	35	342

Telkom SA Limited Group Annual Report 2003   153

Notes to the annual financial statements
for the year ended March 31, 2003

30.	Financial instruments and risk management (continued)

	Average		Average		Average
	maturity	Receive	coupon	Pay	coupon

Currency swaps
2003
Receive fixed/pay fixed	1 — 5 years	350m EUR	7.13%	2,177m ZAR	15.90%
Receive fixed/pay floating	1 — 5 years	100m EUR	7.13%	630m ZAR	JIBAR+2.30%
2002
Receive floating/pay floating	< 1 year	220m USD	LIBOR	1,400m ZAR	JIBAR
Receive floating/pay floating	< 1 year	1,990m ZAR	JIBAR	220m USD	LIBOR
Receive fixed/pay fixed	1 — 5 years	350m EUR	7.13%	2,177m ZAR	15.90%
Receive fixed/pay floating	1 — 5 years	100m EUR	7.13%	630m ZAR	JIBAR

Fair values of financial instruments

The estimated fair values have been determined using available market information and appropriate valuation methods as outlined below.

	2002		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	Rm	Rm	Rm	Rm

Assets
Cash and cash equivalents	299	299	461	461
Trade and other receivables	4,719	4,719	4,887	4,887
Repurchase agreements	100	100	222	222
Bills of exchange	10	10	—	—
Investments	1,217	1,217	1,420	1,420

	6,345	6,345	6,990	6,990

Liabilities
Total interest bearing debt	23,836	24,524	21,173	23,074
Trade and other payables	5,748	5,748	4,144	4,144
Bills of exchange	—	—	68	68

	29,584	30,272	25,385	27,286

Derivatives (Note 17)
Currency swap assets	2,411	2,411	1,269	1,269
Interest rate derivative liabilities	(72)	(72)	(145)	(145)
Foreign exchange derivatives — assets	1,083	1,083	249	249
Foreign exchange derivatives — liabilities	(821)	(821)	(249)	(249)

	2,601	2,601	1,124	1,124

The fair values of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.

The fair values of borrowings are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.

The fair values of derivatives are determined using quoted prices or discounted cash flow analysis. These amounts reflect the approximate values of the net derivatives position at the balance sheet date.

There are unlisted investments as of March 31, 2003 and 2002 with carrying values of R268m and R406m respectively, for which the fair value is not practicably determinable (Note 12).

There is no single appropriate or workable method to select a single estimate of fair value because the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. As a result, the usefulness of a single estimate of fair value is negated. Consequently, fair value cannot be reliably measured.

     154   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

30.	Financial instruments and risk management (continued)

	2002	2003
	R	R

Exchange rate table (closing rates)
United States Dollar	11.440	8.010
Euro	9.996	8.676

31.	Employee benefits

The Company provides benefits for all its permanent employees through the Telkom Pension Fundandthe Telkom Retirement Fund. Membership is compulsory. In addition certain retired employees receive a telephone rebate and medical aid. All of the liabilities are actuarially determined and valuations performed at intervals not exceeding three years. Actuarial calculations are performed in the periods between valuations.

At March 31, 2003, the Company employed 35,361 employees (2002: 39,444).

The Telkom Pension Fund

The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act 85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary Employees Pension Fund were transferred to a newly established Telkom Pension Fund. The deficits that existed in the aforementioned State Funds were transferred to the Telkom Pension Fund. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The SA Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 20, 1991, plus interest as determined by the State Actuary. The Company can only benefit from the surplus through contribution holidays, if the funding level exceeds 100%. The most recent statutory valuation of the Telkom Pension Fund was performed as at March 31, 2002.

With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. The funded status of the Telkom Pension Fund is disclosed below.

	2002	2003
	Rm	Rm

Telkom Pension Fund
Present value of funded obligation	167	162
Fair value of plan assets	(150)	(211)

Actuarial deficit/(surplus)	17	(49)
Unrecognised net actuarial loss	(86)	(50)

Unrecognised surplus	(69)	(99)

The surplus is not recognised due to the legal status of surpluses in South Africa.
Expected return on plan assets	24	28
Actuarial gain on plan assets	7	—

Actual return on plan assets	31	28

Principal actuarial assumptions were as follows:
Discount rate (%)	15.0	11.5
Expected return on plan assets (%)	10.0	14.0
Salary inflation rate (%)	7.5	8.0
Funding level per actuarial calculation/valuation (%)	91.0	94.0
The number of employees registered under the Telkom Pension Fund Plan	448	382

The Telkom Retirement Fund

The Telkom Retirement Fund was established on July 1, 1995 as a defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon the transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.

The Telkom Retirement Fund is governed by the Pension Funds Act, Act No. 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced.

Telkom SA Limited Group Annual Report 2003   155

Notes to the annual financial statements
for the year ended March 31, 2003

31.	Employee benefits (continued)

Telkom Retirement Fund (continued)

The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. The Company guarantees a minimum benefit to retirees that is based on their contributions and the performance of the defined contribution plan at retirement date. Increases in the benefit subsequent to an employee’s retirement are also guaranteed.

The Company guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial calculation performed at March 31, 2003 indicates that the retirement fund is in a surplus funding position of R617m.

In terms of the rules of the fund and legislation, no surplus has been allocated to the employer and as such the Company has no entitlement to these surpluses. Should the fund experience a deficit as compared to the guaranteed account balances of the retirees in the future, Telkom will be obligated to fund the balance. The funded status of the Telkom Retirement Fund is discussed below.

	2002	2003
	Rm	Rm

Telkom Retirement Fund
Deficit (Originated on transfer from Telkom Pension Fund on July 1, 1995 and transfers thereafter)
Actuarial calculation/valuation	742	474
The number of in service employees registered under the Telkom Retirement Fund Company contributions. (Note 5.1).	38,927	34,974
Pensioners
Present value of the funded obligation	3,055	2,679
Fair value of the plan asset	(3,805)	(3,106)

Funded status	(750)	(427)
Unrecognised net actuarial gain/(loss)	460	(190)

Unrecognised surplus	(290)	(617)

Expected return on plan assets	444	479
Actuarial loss on plan assets	(60)	(251)

Actual return on plan assets	384	228

Included in the fair value of plan assets is:
Office buildings occupied by Telkom	111	127
Telkom bonds	63	27
Telkom shares	—	28
Principal actuarial assumptions were as follows:
Discount rate (%)	12.2	11.5
Expected return on plan assets (%)	14.0	14.0
Salary inflation rate (%)	7.5	8.0
The number of pensioners registered under the Telkom Retirement Fund	13,963	13,756

Medical benefits

Telkom SA Limited makes certain contributions to medical aid funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees’ medical aid is disclosed in Note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in Note 25. The Company has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.

There are three major categories of members entitled to the post retirement medical aid: pensioners who retired before 1994 (“Pre-94”); those who retired after 1994 (“Post-94”); and the in-service members. The post-94 and the in-service members’ liability is subject to a rand cap, which increases annually with the average salary increase.

Eligible employees must be employed by Telkom until retirement age to qualify for the post retirement medical aid benefit. The most recent valuation of the benefit was performed as at March 31, 2002.

The Company has allocated certain investments to fund this liability as set out in Note 12. These investments do not qualify as plan assets.

156   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

31.	Employee benefits (continued)

Telephone rebates

Telkom SA Limited provides telephone rebates to its pensioners. The most recent valuation was performed in March 2002. Eligible employees must be employed by the Company until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.

The funded status of the post retirement liabilities is disclosed below:

	2003
	Rm	Rm

Medical aid liability
Present value of the unfunded obligation	1,886	2,149
Unrecognised actuarial gain	268	128

Liability as disclosed in the balance sheet (Note 25)	2,154	2,277

Principal actuarial assumptions were as follows:
Salary inflation rate (%)	7.5	8.0
Medical inflation rate (%)	10.5	10.5
Withdrawal rate (%)	30.0	30.0
Actual retirement age	65	65
Average retirement age	63	63
Number of members	32,013	26,935
Number of pensioners	8,180	8,159

Telephone rebates (Note 25)
Present value of the unfunded obligation	146	162
Principal actuarial assumptions were as follows:
Discount rate (%)	15.0	11.5
Salary inflation rate (%)	7.5	8.0
Actual retirement age	65	65
Average retirement age	63	63
Number of members	28,740	23,427
Number of pensioners	12,305	14,023

Telkom SA Limited Group Annual Report 2003   157

Notes to the annual financial statements
for the year ended March 31, 2003

			2002	2003
		Notes	Rm	Rm

32.	Reconciliation of profit after taxation to cash generated from operations		8,671	8,660

	Profit after taxation		262	708
	Finance charges	7	2,566	3,758
	Taxation	8	227	375
	Investment income	6	(822)	(736)
	Listing costs		—	154
	Non-cash items		4,569	5,081

	Depreciation and amortisation	5.6	4,313	5,077
	Decrease in provisions		(114)	(154)
	Net profit on disposal of investments, property, plant and equipment		(22)	(102)
	Share issue expenses reversed		—	44
	Impairment of property, plant, and equipment	5.3	398	—
	Write-off of property, plant and equipment	5.3	12	189
	Provision for losses on investment		(18)	27

	Increase/(decrease) in working capital		1,869	(680)

	Inventories		224	(38)
	Accounts receivable		427	408
	Accounts payable		1,218	(1,050)

33.	Finance charges paid		2,579	2,617

	Finance charges per income statement		2,566	3,758
	Non-cash items		13	(1,141)

	Movements in interest accruals		(582)	557
	Net discount amortised		(663)	(592)
	Fair value adjustment		2,745	(1,793)
	Unrealised (loss)/gain		(1,842)	687
	IAS 39 application adjustment		355	—

34.	Taxation refunded		—	(844)

	Asset at beginning of year		(1,294)	(1,080)
	Interest accrual on tax receivable		(3)	(40)
	Taxation		217	—
	Asset at end of year		1,080	276

35.	Investment in subsidiaries
	Acquisitions:
	The following acquisitions were made:		182

	on October 11, 2001, an additional 10% of Telkom Directory Services (Proprietary) Limited, bringing the Company’s shareholding to 64.90%		(160)
	on May 16, 2001, an additional 40% of Swiftnet (Proprietary) Limited, bringing the Company’s shareholding to 100%		(22)

158   Telkom SA Limited Group Annual Report 2003

Notes to the annual financial statements
for the year ended March 31, 2003

36.	Directors’ interest

NE Mtshotshisa, the Chairman of the Board of Directors at March 31, 2003, is a director of Beslyn Investments, a company that has a contract to supply Telkom with protective clothing.

TA Sekano is chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company that provides physical security services at Telkom premises.

	Beneficial		Non-beneficial

	Direct	Indirect	Direct	Indirect

Directors’ shareholding in the Company
Executive	223	446	446	—

SE Nxasana	223	446	446	—

Non-executive	—	—	276	33,410,955

NE Mtshotshisa	—	—	88	—
MP Moyo	—	—	—	16,700,000*
TA Sekano	—	—	—	16,710,955*
TG Vilakazi	—	—	188	—

Total	223	446	722	33,410,955

*	The shares are beneficially owned by Old Mutual and Ucingo of which MP Moyo and TA Sekano are directors.

The directors’ shareholding did not change between the balance sheet date and the date of issue of the financial statements.

	2002	2003
	Rm	Rm

Directors’ emoluments	59	60

Executive
For other services	58	59
Non-executive
For services as directors	1	1

Telkom SA Limited Group Annual Report 2003   159

Notes to the annual financial statements
for the year ended March 31, 2003

36.	Directors’ interest (continued)

					Fringe
	Total			Performance	and other	Total
	2002	Fees	Remuneration	bonus	benefits	2003
	R	R	R	R	R	R

Emoluments per director:
Non-executive	668,048	640,022	—	—	466,667	1,106,689

E Molobi	147,856	—	—	—	66,667	66,667
NE Mtshotshisa	—	—	—	—	400,000	400,000
ED Moseneke	70,000	—	—	—	—	—
WYN Luhabe	52,690	42,040	—	—	—	42,040
WE Lucas-Bull**	56,320	27,446	—	—	—	27,446
RP Menell	47,560	75,040	—	—	—	75,040
CBC Smith	50,560	51,540	—	—	—	51,540
TA Sekano	24,232	84,540	—	—	—	84,540
TG Vilakazi	—	60,020	—	—	—	60,020
CL Valkin	51,730	84,540	—	—	—	84,540
MP Moyo†	35,312	93,040	—	—	—	93,040
D Mji	52,190	59,670	—	—	—	59,670
SV Zilwa	13,258	—	—	—	—	—
Tan Sri Dato’ Ir. Md. Radzi Mansor	66,340	62,146	—	—	—	62,146

Executive	57,989,346	—	1,558,539	1,723,801	747,792	59,054,803

SE Nxasana*	2,358,441	—	1,558,539	1,723,801	747,792	4,030,132
SM McKenzie‡	—	—	—	—	—	10,757,714
TM Barry‡	15,528,453	—	—	—	—	4,591,545
AJ Lewis‡	15,528,453	—	—	—	—	15,349,259
JB Gibson‡	—	—	—	—	—	8,488,307
MD Kerckhoff‡	8,635,189	—	—	—	—	6,300,576
CK Tan§	—	—	—	—	—	6,751,196
JM Rajaratnam§	7,969,405	—	—	—	—	1,393,037
S Manickam§	7,969,405	—	—	—	—	1,393,037
Total emoluments

– Paid by Telkom	58,657,394	640,022	1,558,539	1,723,801	1,214,459	60,161,492

*	Included in remuneration is a pension contribution for SE Nxasana of R179,301 paid to the Telkom Retirement Fund.

**	Paid to First Rand Retail.

†	Paid to Old Mutual Life Assurance Company.

‡	Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.

§	Paid to Telekom Malaysia for services rendered by directors included in consultancy services – managerial fees.

37.	Subsequent events

On September 1, 2002, the Company issued an information memorandum inviting potential investors to provide preliminary submissions to purchase a substantial portion of the fixed-line property portfolio and lease that property back to the Company. On May 23, 2003 the Company announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction.

The directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Company and the results of its operations.

160   Telkom SA Limited Group Annual Report 2003

Shareholder analysis
at March 31,2003

	Number of
	shareholders	%	Holdings	%

Range of shareholders
1 – 100 shares	78,100	75	2,620,650	1
101 – 1 000 shares	24,675	24	5,831,107	1
1 001 – 10 000 shares	943	1	2,828,744	1
10 001 – 50 000 shares	326	—	7,879,047	1
50 001 – 100 000 shares	115	—	8,350,903	1
100 001 – 1 000 000 shares	122	—	36,079,827	6
1 000 001 and more shares	24	—	493,441,541	89

	104,305	100	557,031,819	100

Type of shareholding
Unit trusts	65	—	3,577,938	1
Pension, insurance and other managed funds	633	—	102,631,403	18
Corporate	44	—	195,732,563	35
Private investors	103,511	100	11,524,793	2
Government and other public enterprises	52	—	243,565,122	44

	104,305	100	557,031,819	100

Geographical holdings by owner
South Africa	104,175	100	330,883,509	59
United Kingdom	31	—	25,387,591	5
United States	47	—	194,213,279	35
Europe and rest of world	52	—	6,547,440	1

	104,305	100	557,031,819	100

Beneficial shareholders of more than 5%
The Government of the Republic of South Africa			218,411,202	39
SBC Communications Inc			100,250,000	18
Telekom Malaysia Berhad			66,859,546	12

			385,520,748	69

Public and non-public shareholders
Non-public shareholders			385,528,464	69

The Government of the Republic of South Africa			218,411,202	39
Thintana Communications LLC			167,109,546	30
Directors			223	—
Associates of directors			7,493	—

Public shareholders			171,503,355	31

Institutional and retail investors			154,792,400	28
Ucingo			16,710,955	3

			557,031,819	100

The information above is based on beneficial shareholders, except where only registered shareholders’ information was available

Telkom SA Limited Group Annual Report 2003   161

Special note regarding forward-looking statements

Many of the statements included in this annual report constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the US Securities Exchange Act of 1934, as amended. All statements contained herein, other than statements of historical facts, including among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financial plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “expect”, “intended”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to”, or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from those expressed of implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in our Annual Report on Form 20—F for the year ended March 31, 2003 filed with the US Securities and Exchange Commission (SEC) and our other filings and submissions with the SEC, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; our ability to reduce expenditure; the outcome of legal or arbitration proceedings, including with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

Telkom SA Limited files an annual report on Form 20–F with the US Securities and Exchange Commission, which includes a detailed description of risk factors that may affect its business. Telkom filed its Form 20–F annual report for the year ended March 31, 2003 on August 4, 2003. For further information you should refer to the Form 20–F annual report which is available on the investor relations website at www.telkom.co.za/ir.

162   Telkom SA Limited Group Annual Report 2003

Notice of annual general meeting

TELKOM SA LIMITED
(Registration number 1991/005476/06)
JSE and NYSE share code: TKG ISIN: ZAE000044897

11th Annual General Meeting of Telkom Shareholders

Notice is hereby given that the 11th Annual General Meeting of the Shareholders of Telkom SA Limited will be held at VodaWorld, 082 Vodacom Boulevard, Lever Road, Midrand on August 27, 2003 at 12:00 to conduct the following business:

1.	To receive the Annual Financial Statements for the year ended March 31, 2003.

2.	To appoint the Company’s auditors until the conclusion of the next Annual General Meeting.

3.	To approve the Telkom Management Share Option Plan (“MSOP”) and the Telkom Employee Share Ownership Plan (“ESOP”). (The salient features of the MSOP and ESOP are contained overleaf.)

4.	To place under the control of the Directors 33 421 909 ordinary shares in the authorised but unissued share capital of the Company in terms of Section 221(2) of the Companies Act to allot and issue up to:

•	27 851 591 of such shares to participants in terms of the MSOP in accordance with the terms and conditions of the MSOP and any amendments thereto; and

•	5 570 318 of such shares to participants in terms of the ESOP in accordance with the terms and conditions of the ESOP and any amendments thereto.

5.	To consider and, if deemed fit, to pass, with or without modification, the following special resolutions:

5.1	Special Resolution 1

“Resolved that Clause 33.1.1 of the Company’s Articles of Association be amended as follows:

“The Directors may meet, adjourn and otherwise regulate their meetings as they think fit, provided however, that the Board shall meet at least once a quarter, and any Director shall be entitled to convene or direct the Secretary to convene a meeting of the Directors.”

The reason for this resolution is to amend the Articles of Association of the Company to reduce the minimum number of Board meetings per year from 6 to 4.

5.2	Special Resolution 2

“Resolved that the Company, or a subsidiary of the Company, be authorised, subject to the limitations set out in the provisos to this Special Resolution 2, by way of a general approval, to acquire ordinary shares in the issued share capital of the Company from time to time, upon such terms and conditions and in such amounts as the Directors of the Company and/or its subsidiaries may from to time to time decide, but always subject to the provisions of the Companies Act, 61 of 1973, as amended (“Companies Act”) and the Listings Requirements (“Listings Requirements”) from time to time of the JSE, which general approval shall endure until the following Annual General Meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that this approval shall not extend beyond fifteen months from the date of registration of this Special Resolution 2), provided that neither the Company nor any subsidiary of the Company shall acquire any ordinary shares in the issued share capital of the Company unless, prior to the implementation of the first such acquisition:

•	the Company ensures that its sponsor provides the JSE with the necessary report on the adequacy of the working capital of the Company and its subsidiaries in terms of the Listings Requirements; and

•	the Company provides the JSE with a written statement and confirmation by the Directors of the Company to the effect that, after considering the effect of such acquisition:

–	the Company and the Group are at the time of the relevant acquisition, or would after the implementation of the relevant acquisition be, able to pay their debts as they become due in the ordinary course of business, for a period of at least 12 months from the date of their statement;

–	the assets of the Company and the Group, would, after the implementation of the relevant acquisition, be in excess of the liabilities of the Company and the Group, for a period of at least 12 months from the date of their statement. For this purpose, the assets and liabilities of the Company and the Group will be recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements of the Company;

–	the share and reserves of the Company and the Group would, after the implementation of the relevant acquisition, be adequate for the ordinary business purposes capital, for a period of at least 12 months from the date of their statement; and

–	the working capital of the Company and the Group would, after the implementation of the relevant acquisition, be adequate for ordinary business purposes, for a period of at least 12 months from the date of their statement,

•	and prior to the implementation of any further such acquisition that is implemented within the 12-month period referred to above, the Company provides the JSE with a written statement and confirmation by the directors of the Company to the effect that the provisions of the Companies Act have been complied with in respect of such further acquisition.

Telkom SA Limited Group Annual Report 2003   163

NOTICE OF ANNUAL GENERAL MEETING

It is recorded that the Listings Requirements currently require, inter alia, that the Company may acquire ordinary shares in the Company pursuant to a general approval if:

•	such repurchase does not exceed 20% of the Company’s issued ordinary share capital in any one financial year;

•	such repurchase is implemented on the open market of the JSE;

•	such repurchases are not made at a price more than 10% above the weighted average of the market value of the Company’s ordinary shares for the five business days immediately preceding such repurchase; and

•	an announcement is published by the Company as soon as ordinary shares constituting, on a cumulative basis, 3% of the number of ordinary shares in issue at the time the general approval is granted (“initial number”) have been repurchased and thereafter, after each 3% in aggregate of the initial number has been repurchased, containing full details of such repurchases.”

The effect of this resolution and the reason for it is to grant the Company and its subsidiaries a general approval in terms of the Companies Act to facilitate the acquisition of the Company’s own shares, which general approval shall be valid until the earlier of the next Annual General Meeting of the Company or its variation or revocation of such general approval by special resolution by any subsequent general meeting of the Company, provided that the general approval shall not extend beyond fifteen months from the date of such meeting. Such general approval will provide the Directors with flexibility to effect a repurchase of the Company’s shares, should it be in the interest of the Company to do so at any time while the general approval is in force. At the present time the Directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Board statement recommending approval
The Board of Directors recommends that the shareholders approve the above resolutions.

By order of the Board

V V Mashale
Company Secretary

July 30, 2003

164   Telkom SA Limited Group Annual Report 2003

Salient features of proposed share option schemes

Telkom Management Share Option Plan and Employee Share Ownership Plan

A.	Management share option plan (“MSOP”)

1.	The MSOP aims to provide management employees of the Telkom Group with an opportunity to acquire an interest in the equity of the Company, thus providing such employees with a further incentive to advance the Group’s interests.

2.	Subject to approval in General Meeting, the aggregate number of shares which may be acquired under the scheme may not exceed 27 851 591 shares, being 5% of the Company’s issued share capital.

3.	The aggregate number of shares that may be acquired by any one participant under the Plan may not exceed 0,2% of the Company’s issued share capital.

4.	Share options may be exercised as follows:
•	One-third of the share options may be exercised after one year has elapsed since the grant date;
•	Two-thirds of the share options may be exercised after two years have elapsed since the grant date; and
•	All of the share options may be exercised after three years have elapsed since the grant date.

5.	Holders of share options will not be entitled to participate in any cash dividend or issue of shares by the Company in lieu of a cash dividend.

6.	Share options will automatically lapse on termination of employment other than as a result of death (suicide excluded), acceptance of voluntary severance package or as a result of the Company outsourcing any business or business unit, normal retirement, retirement due to health or permanent disability as certified by a suitably qualified medical practitioner nominated by the Board.

7.	All the shares issued in terms of the MSOP will rank pari passu with issued ordinary shares of the Company.

8.	Participants may not cede their rights or delegate their obligation under the scheme and pursuant to the acquisition of share options.

9.	The maximum option period is eight years from grant date.

10.	The Plan shall terminate 30 days after all options granted during the grant period have been exercised and/or have lapsed, as the case may be.

11.	Should the Board so determine, participants may be allocated and issued American Depositary Shares, as opposed to ordinary shares. In such event, all references in the Plan to shares shall be deemed to be references to American Depositary Receipts.

12.	The price per share payable by a participant on the exercise of a share option which forms part of the initial grant will be the price at which the shares were traded on the JSE on the IPO date. The price per share payable by a participant in subsequent grants is the weighted average JSE price over the ten days preceding the grant date.

The Management Share Option Plan document will be available for inspection at the Company’s registered office during office hours from 11 to 22 August 2003 (both days inclusive).

B.	Employee share ownership plan (“ESOP”)

1.	The ESOP aims to provide employees of the Telkom Group with an opportunity to acquire an interest in the equity of the Company, thus providing such employees with a further incentive to advance the Group’s interests.

2.	Subject to prior approval in General Meeting, the aggregate number of shares which may be issued in terms of the ESOP scheme may not exceed 5 570 318, being 1% of the Company’s issued share capital.

3.	The aggregate number of shares that may be acquired by any one participant under the Plan may not exceed 0,05% of the Company’s issued share capital.

4.	Participants may not sell, alienate, dispose, cede or encumber any of the shares allocated and issued to them prior to the expiry of six months calculated from the allocation date. During the six-month period the Company will retain the documents of title, (if any) in respect of the shares allocated to participants under the Plan.

5.	Participants may not exercise the voting rights attached to the shares until the shares have been delivered to them in accordance with the provisions of the Plan.

6.	The ESOP will terminate 150 days after the expiry of the plan period, which is a period of five years commencing on the date of the initial allocation.

7.	Should the Board so determine, the participants may be allotted and issued American Depositary Shares, as opposed to ordinary shares. In such event, all references in the Plan to shares shall be deemed to be references to American Depositary Receipts.

8.	The price per share payable by a participant as part of the initial grant will be the price at which the shares were traded on the JSE on the IPO date. The price per share payable by a participant in subsequent grants is the weighted average JSE price over the ten days preceding the grant date.

The Employee Share Ownership Plan document will be available for inspection at the Company’s registered office during office hours from 11 to 22 August 2003 (both days inclusive).

Telkom SA Limited Group Annual Report 2003   165

Investor information

Investor relations contacts

E-mail address:	telkomir@telkom.co.za

Physical address:	24th Floor, Telkom Towers North Telkom SA Limited 152 Proes Street Pretoria, 0002 Republic of South Africa

Postal address:	Telkom SA Limited Private Bag X780 Pretoria, 0001 Republic of South Africa

Investor relations website
www.telkom.co.za/ir

Available on the investor relations website: financial reports, SEC filings, share price, management presentations, conference call details, media releases, sustainability information and company background information.

Telkom Share Register Helpline

0861 100 948

Telkom Share Dealing Helpline

0861 100 949

Annual General Meeting

Date:	August 27, 2003

Venue:	Vodaworld, Midrand

Time:	12:00

Financial reporting

Telkom SA Limited reports annual and interim results. Interim results will be published in December 2003.

Stock exchanges

Telkom listed on the JSE Securities Exchange South Africa and the New York Stock Exchange on March 4, 2003.

Exchange	Shares	Ticker	Currency

JSE	Ordinary shares	TKG	ZAR
NYSE	American Depositary Receipts	TKG	USD

1 ADR is equivalent to 4 ordinary shares.

List of indices

JSE ALSI Top 40
MSCI Emerging Market Fund

Administration

Company Secretary
Vincent Mashale
Tel: +27 12 311 3566
mashalv@telkom.co.za

Investor relations
Belinda Williams
Tel: +27 12 311 5720
telkomir@telkom.co.za

Corporate communication
Amanda Singleton
Tel: +27 12 311 5466
singlea@telkom.co.za

Regulatory and Public Policy
Nkenke Kekana
Tel: +27 12 311 4785
kekanan@telkom.co.za

Customer call center
10219

Business call center
10217

Head office
Telkom Towers North
152 Proes Street
Pretoria, 0002
South Africa

Private Bag X881
Pretoria, 0001
Tel: +27 12 321 5808

Company registration number
1991/005476/06

Website
www.telkom.co.za

Auditors
Ernst & Young
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
PO Box 2322, Johannesburg, 2000

KPMG Inc
1226 Schoeman Street
Hatfield, 0083
PO Box 11265, Hatfield, 0028

Sponsors
UBS Securities South Africa (Proprietary)Limited
64 Wierda Road East
Wierda Valley
Sandton, 2196

Transfer agents
Computershare Investor Services Limited
Registration No 1958/003546/06
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

United States ADR Depositary
The Bank of New York
PO Box 11258
New York, NY 10286

166   Telkom SA Limited Group Annual Report 2003

FORM OF PROXY

(For completion by certificated shareholders and own-name dematerialised shareholders)

I/We ____

of ____

being a member/members of the Company and entitled to vote ______________________ shares hereby appoint ____

of ____

failing him/her ____

of ____

or failing him/her the Chairman of the Annual General Meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting to be held at 12:00 on August 27, 2003 or at any adjournment thereof, as follows:

		FOR	AGAINST	ABSTAIN
(1)	To receive the Annual Financial Statements for the year ended March 31, 2003			
(2	To appoint the Company's auditors until the conclusion of the next Annual General Meeting.			
(3)	To approve the Telkom Management Share Option Plan and the Telkom Employee Share Ownership Plan			
(4)	To place 33 421 909 ordinary shares in the authorised but unissued share capital of the Company under the control of the Directors to allot and issue to participants of the Telkom Management Share Option Plan and the Telkom Employee Share Ownership Plan			
(5.1)	Special Resolution 1 To amend Clause 33.1.1 of the Company's Articles of Association			
(5.2)	Special Resolution 2 Authority for the Company to buy back its own shares			

Mark with an "X" whichever is applicable. Unless otherwise directed the proxy will vote as he/she thinks fit.

Signed ______________________ this ______________ day of ______________ 2003

Signature ____

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak, and on a poll vote in his/her stead.

FORM OF PROXY

NOTES:

1.	Forms of proxy must be lodged at, posted or faxed to Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) (fax number:+27 11 688-7725) to reach the Company at least 24 hours before the appointed time for the Annual General Meeting.

2.	If you have not dematerialised your shares or have dematerialised your shares and selected own-name registration in the sub-register, you may either attend the Annual General Meeting in person or complete and return the form of proxy in accordance with the instructions contained herein.

3.	If you have dematerialised your shares through a Central Securities Depository Participant (“CSDP”) or broker and registered them in a name other than your own name, you may advise your CSDP or broker of your voting instructions. Should you, however, wish to attend the Annual General Meeting in person you will need to request your CSDP or broker to provide you with the necessary authority in terms of the custody agreement entered into with that CSDP or broker.